Exhibit 99.1

Management Information Circular 2022 NOTICE OF ANNUAL AND SPECIAL MEETING

Quick Facts

TSX/NYSE: FTS

Unless otherwise specified, all financial information is referenced in Canadian dollars and all numbers are as at December 31, 2021.

3.4 million customers

9,100 employees strong

Corporate-wide emissions **reduction target of 75%** by 2035 compared to 2019 levels

48 consecutive years of dividend payment increases

$58 billion in total assets

10 utilities in Canada, the U.S. and the Caribbean

The Fortis Board of Directors achieved **gender parity** and 60% of Fortis utilities have either a female CEO or Board Chair

More than $10 million of **community investment** in 2021

Message from the Chair of the Board and the President and Chief Executive Officer

Dear fellow shareholders,

On behalf of the board of directors and management of Fortis Inc., it is our pleasure to invite you to our 2022 annual and special meeting of shareholders on Thursday, May 5, 2022 beginning at 10:30 a.m. (Newfoundland Daylight Time). We are holding a hybrid meeting this year. You can attend the meeting virtually, similar to last year, or in person subject to capacity limits and public health and safety protocols due to the COVID-19 pandemic.

During the meeting, shareholders will have the opportunity to receive the presentation on our financial results for the year, vote on specific items of business and ask questions.

The enclosed management information circular contains important information about the meeting and how to vote your shares in advance or during the meeting. Voting details begin on page 9.

Living our purpose and values

Fortis performed well in 2021 as we continued to navigate through the COVID-19 pandemic while delivering essential energy to our 3.4 million customers. Approximately half of our 9,100 employees continued to work from home while our field operations employees adapted and worked diligently to maintain the critical infrastructure that keeps the lights on and the gas flowing.

By keeping decision-making local, acting with agility and sharing lessons learned across the Fortis group in real time, our business model continues to demonstrate its strength and effectiveness. Everyone at Fortis is grounded in our responsibility to do what’s right and deliver safe and reliable energy to customers.

Strong commitment to sustainability

We are committed to good governance and delivering strong sustainability performance.

Environmental

Our assets consist primarily of those needed to deliver electricity and natural gas to our customers which limits our carbon emissions and impact on the environment. While we own a small amount of generation, we are committed to reducing its carbon footprint.

Our corporate-wide target to reduce our Scope 1 carbon emissions 75% by 2035, compared to 2019 levels, builds on our low emissions profile and reflects the tremendous efforts and leadership by the Fortis group of companies on environmental, social and governance (ESG) matters. Fortis has made solid progress on its carbon reduction target with reduced Scope 1 emissions of 20% since 2019.

In 2021 Fortis signed on as a supporter of the Task Force on Climate-Related Financial Disclosures (TCFD) and is committed to fully implementing the TCFD recommendations. We recently released our first TCFD report which includes climate scenario analysis to assess the resiliency of our energy delivery business.

Fortis also reaffirmed its purpose and commitment to a cleaner energy future with our participation at the 26th Conference of the Parties to the United Nations Framework Convention on Climate Change (COP26) in Glasgow, Scotland. Fortis’ President and Chief Executive Officer was a member of the Canadian delegation.

Social

All of our utilities have a strong safety culture and commitment to delivering reliable service to customers. Our teams at FortisAlberta and Newfoundland Power recently received national recognition for outstanding safety and reliability performance. FortisAlberta received an Excellence award at the 2021 Canada’s Safest Employer’s Awards, and Newfoundland Power received the inaugural Reliability and Resiliency award.

We continue to advance our work on inclusion and diversity. We recently established a Fortis-wide diversity council and are introducing a new diversity, equity and inclusion (DEI) measure to the annual incentive plan beginning in 2022. These are just a few examples of how Fortis is building on the inclusion and diversity framework established in 2019. You can read more about these efforts beginning on page 41.

2022 MESSAGE TO SHAREHOLDERS	1

Our focus on employee health and safety and well-being has been paramount, particularly during the COVID-19 pandemic. We have also supported our communities, giving over $10 million to support arts and culture, education, social development and COVID-19 relief over the past year.

Governance

We continue to increase our sustainability disclosure and align with various sustainability frameworks. In addition to our support for TCFD, in 2021 we added over 50 key performance indicators to our sustainability reporting, including 14 that align with the Sustainability Accounting Standards Board (SASB) standards (see page 46).

We achieved 50% female representation on the Fortis board for the first time in 2021 and have set diversity representation goals for the board by 2023 (see page 50).

We continue to reinforce ESG in executive compensation by adding new measures focused on carbon reduction and DEI (see pages 60 and 79).

A board chair selection committee was established in 2021 as an ad hoc committee of the board to assist in overseeing a process for selecting and recommending an eligible candidate to serve as Chair of the board, succeeding Douglas J. Haughey on or before his retirement, which is scheduled for May 2023 (see page 36).

Leadership transition

David G. Hutchens, formerly Chief Operating Officer of Fortis and Chief Executive Officer of UNS Energy, was appointed President and Chief Executive Officer of Fortis effective January 1, 2021, following a comprehensive process undertaken by the human resources committee at the direction of the board. He succeeded Barry V. Perry who retired from Fortis on December 31, 2020.

In September 2021 the board announced the retirement of James P. Laurito, Executive Vice President, Business Development and Chief Technology Officer, effective December 31, 2021. We congratulate Jim on a tremendously successful career in the energy sector and thank him for his many contributions to Fortis – his experience, insights and leadership have been invaluable to the company and our industry. We wish Jim all the best in his retirement.

The board also announced the appointment of Gary J. Smith, formerly Executive Vice President, Eastern Canadian and Caribbean Operations, to the new position of Executive Vice President, Operations and Innovation effective January 1, 2022. Gary has been with the Fortis organization for over three decades. He continues to oversee the Eastern Canadian and Caribbean operations and provides leadership in key areas such as safety, reliability and capital investment across the entire organization. He also oversees our cybersecurity and technology functions.

Capital plan

In 2021 we invested $3.6 billion of capital1, delivered strong financial results and outperformed industry averages for safety and reliability performance. This performance speaks to the operational expertise and the strength of leadership across the Fortis group.

Our new $20 billion capital plan1, announced for 2022 to 2026, is up $400 million from the previous plan and represents our largest capital plan to date. This is a highly executable plan, that involves investing in our energy infrastructure and delivering a cleaner energy future. The new plan will extend our robust rate base growth and advance our goal to reduce Scope 1 greenhouse gas emissions 75% by 2035.

The five-year plan is expected to drive rate base growth of $10.5 billion, translating into a five-year compound annual growth rate of 6%. Based on this plan and our confidence in future opportunities, in 2021 the board reaffirmed our target of 6% average annual dividend growth through 2025.

Strong financial performance

In 2021 net earnings attributable to common equity shareholders were $1,231 million, or $2.61 per common share, compared to $1,209 million, or $2.60 per common share, for 2020. We achieved adjusted net earnings attributable to common equity shareholders1 of $1,219 million, or $2.59 per common share in 2021, compared to $1,195 million, or $2.57 per common share in 2020.

Financial performance for the year was underscored by growth at our geographically and regulatory diverse utility businesses, which helped mitigate significant foreign exchange headwinds.

Over a 20-year period, Fortis has delivered a total annualized shareholder return of 12.6%.

Dividend growth

Fortis has one of the longest records for annual dividend increases by a Canadian public corporation.

1 Non-US GAAP measure – see page 107.

2	FORTIS INC.

The 5.9% increase in our fourth quarter dividend announced in September 2021 to $0.535 per share, or $2.14 on an annualized basis, marks 48 consecutive years of annual increases in our common share dividend.

Election of directors

This year we are asking you to elect 13 directors to the Fortis board: 12 current directors and one new nominee, Lisa Crutchfield. All the nominees are qualified, and together they bring a strong mix of skills, experience and perspectives to the board.

Assuming all nominees are elected, the board will have seven (54%) female and six (46%) male directors. You can read about each nominee beginning on page 18 and the diversity of our board on page 50.

Pay aligned with performance

The board and the human resources committee work diligently to ensure executive compensation supports the business strategy, links to performance and aligns with shareholder interests, including sustainability. The corporate performance component of incentive compensation was assessed at a factor of 102% for 2021.

You can read more about the 2021 compensation decisions and changes planned for 2022 in the letter from the chair of the human resources committee beginning on page 58 and in the compensation discussion and analysis beginning on page 62.

Shareholder engagement

We believe in the importance of frequent and effective communication with our employees, customers, shareholders and other stakeholders.

Fortis has hosted approximately 125 virtual meetings with existing and potential investors in 2021. In addition, the Chair of the board and the chairs of the human resources committee and governance and sustainability committee had virtual meetings with some of our largest shareholders and industry groups in 2021. We value this input and are committed to engaging regularly with our shareholders.

You can read more about our board-shareholder engagement on page 56.

Positioned for future success

Fortis’ strategy delivers consistent growth and makes our operations greener and stronger. We will continue to be a champion of progress, realizing the full potential of cleaner energy while remaining steadfast in our commitment to deliver safe, reliable and cost-effective energy. We are on track to meeting our target to reduce our Scope 1 carbon emissions 75% by 2035 compared to 2019 levels, and we are thinking long term as we drive your company forward, ensuring a successful Fortis for years to come.

Your vote is important so please remember to vote your shares.

We thank you for your confidence in Fortis and look forward to hosting you at our shareholder meeting on May 5, 2022.

Sincerely,

Douglas J. Haughey	David G. Hutchens
Chair, Board of Directors	President and Chief Executive Officer

2022 MESSAGE TO SHAREHOLDERS	3

4

What’s inside

6	Notice of our 2022 annual and special meeting
7	2022 Management information circular
8	About the shareholder meeting
9 Voting
13 What the meeting will cover
17 About the nominated directors
31 Additional information about the directors
37	Governance
38 Our governance policies and practices
39 About the Fortis board
57	Executive compensation
58 Message from the chair of the human resources committee
62 Compensation discussion and analysis
62 Compensation strategy
62 Compensation governance
69 Compensation design and decision-making
74 2021 Executive compensation
95 Share performance and cost of management
98 2021 Compensation details
106	Other information
109	Appendices
109 Statement of corporate governance practices
116 Board of directors mandate
121 Third amended and restated employee share purchase plan

About forward-looking information

Fortis includes forward-looking information in this circular within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as forward-looking information). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the 2035 carbon emissions reduction target and projected asset mix; forecast capital expenditures for 2022-2026; forecast rate base growth through 2026; targeted average annual dividend growth through 2025; TEP’s renewable energy target; FortisTCI’s renewable energy target; FortisBC’s investments in renewable and liquefied natural gas; and the timing and projected benefits of the Wataynikaneyap Transmission Power Project.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable regulatory decisions by utility regulators and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; no material adverse effects from the COVID-19 pandemic; sufficient human resources to deliver service and execute the capital plan; and the board exercising its discretion to declare dividends, taking into account the business performance and financial condition of Fortis. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission (SEC). All forward-looking information included in this circular is given as of the date of this circular. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional information

The information contained on, or accessible through, any website referenced in this circular is not incorporated by reference in this circular and is not, and should not be considered to be, a part of this circular unless it is explicitly incorporated herein.

WHAT’S INSIDE	5

Notice of our 2022 annual and special meeting

When

Thursday, May 5, 2022

10:30 a.m. (Newfoundland Daylight Time)

Where

Holiday Inn St. John’s, Salon A

180 Portugal Cove Road

St. John’s, NL

Or attend virtually by live webcast

https://web.lumiagm.com/404629410

What the meeting will cover

1.	Receive the Fortis Inc. (Fortis) consolidated financial statements for the financial year ended December 31, 2021 and the auditors’ report
2.	Elect the directors
3.	Appoint the auditors and authorize the directors to set the auditors’ fees
4.	Have a say on executive pay
5.	Vote on the amendment to the second amended and restated 2012 employee share purchase plan
6.	Transact any other business that may properly come before the meeting

Your right to vote

You are entitled to receive notice of and vote at the shareholder meeting if you held Fortis common shares at the close of business on March 18, 2022. If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders until 10 days before the meeting, as long as you have proof that you own Fortis shares.

The board of directors recommends that shareholders vote FOR all the resolutions. You can read more about these items in the attached management information circular.

The board of directors has approved the contents of this notice and authorized us to send this information to our shareholders, directors and auditors.

By order of the board of directors,

James R. Reid

Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John’s, Newfoundland and Labrador

March 18, 2022

How to vote

Online	Phone	Mail	In person

Vote your shares in advance using the proxy form or voting instruction form in your package of materials.

Or vote in real time in person at the meeting or virtually .

Please read the voting information beginning on page 9 of the management information circular.

6	FORTIS INC.

Management information circular

You have received this management information circular because you owned common shares of Fortis Inc. as of the close of business on March 18, 2022 (the record date) and are entitled to receive notice of and vote at our annual and special meeting of shareholders on Thursday, May 5, 2022 (or a reconvened meeting if the meeting is postponed or adjourned).

Please note that we are holding a hybrid meeting this year. You can attend the meeting virtually, similar to last year, or in person subject to capacity limits and public health and safety protocols due to the COVID-19 pandemic.

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by phone, e-mail, internet or fax by a Fortis director, officer or employee or our proxy solicitation agent, Kingsdale Advisors (Kingsdale).

We pay for the costs of preparing and distributing the meeting materials, including reimbursing brokers and other entities for mailing the materials to our beneficial shareholders. We have retained Kingsdale as our proxy solicitation agent at a cost of $40,000 for their services and will reimburse them for any related expenses.

Your vote is important. Please read this circular carefully and then vote your shares. You can vote your shares in advance by proxy or in real time at the meeting, or you can appoint someone else to be your proxyholder to attend the meeting on your behalf and vote your shares. Voting information begins on page 9.

In this document:

•	we, us, our and Fortis mean Fortis Inc.
•	you, your and shareholder refer to holders of Fortis common shares
•	shares and Fortis shares mean common shares of Fortis, unless otherwise indicated
•	all dollar amounts are in Canadian dollars, unless indicated otherwise
•	information is as of March 18, 2022, unless indicated otherwise.

The board of directors of Fortis has approved the contents of this circular and authorized us to send it to all shareholders of record.

James R. Reid

Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John’s, Newfoundland and Labrador

March 18, 2022

About notice and access

Fortis is using Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the 2022 annual and special meeting of shareholders. Instead of receiving this circular with the proxy form or voting information form, shareholders received a notice of the meeting with instructions for accessing the remaining materials online.

We have sent the notice of the meeting and proxy form directly to registered shareholders, and the notice of the meeting and voting instruction form directly to non-objecting beneficial owners. If you are a non-registered shareholder, and Fortis or its agent has sent the notice of meeting and voting instruction form directly to you, your name and address and information about your holdings of Fortis shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding them on your behalf. We plan to pay the cost for intermediaries to deliver the notice of meeting, voting instruction form and other materials to objecting beneficial owners.

This circular and the proxy form can be viewed online on EnVision (www.envisionreports.com/fortis2022), on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). See page 12 for details about how to receive free paper copies of the meeting materials.

2022 MANAGEMENT INFORMATION CIRCULAR	7

1 About the shareholder meeting

This section gives important information about our 2022 annual and special meeting and the voting process.

Please remember to vote your shares by 10:30 a.m. Newfoundland Daylight Time on May 3, 2022.

Where to find it

  9 Voting

13 What the meeting will cover

17 About the nominated directors

31 Additional information about the directors

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Voting

Who can vote

You are entitled to receive notice of and vote at the meeting if you held common shares of Fortis at the close of business on March 18, 2022, the record date. Shareholders will vote on four items of business and any other matters that may properly come before the meeting (see page 13).

The voting process differs by type of shareholder:

•	registered shareholders – your shares are registered in your name
•	non-registered (beneficial) shareholders – your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares.

If you acquired your shares after the record date, you can ask for your name to be included in the list of eligible shareholders until 10 days before the meeting as long as you have proof that you own the shares. To vote your shares acquired after the record date, contact our transfer agent, Computershare Trust Company of Canada (Computershare), right away (see below).

As of the record date, we had 476,859,313 common shares issued and outstanding. Each share entitles the holder to one vote on each of the four voting items.

Voting in advance

Registered shareholders

Voting by proxy is the easiest way to vote. This means you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf.

Print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Then complete your voting instructions, date and sign the form and return it to Computershare.

Vote by proxy

Go to www.investorvote.com. Enter the 15-digit control number printed on the proxy form and follow the instructions on screen.
Call 1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the proxy form. Follow the interactive voice recording instructions to submit your vote.
Enter your voting instructions on the proxy form, sign and date it, and send the completed form to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1

If you do not appoint your own proxyholder, the Fortis representatives named on the proxy form will act as your proxyholder, and will vote your shares according to your instructions. Your proxyholder will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

If you sign and return the form but do not give your voting instructions or specify that you want your shares withheld, the Fortis representatives will vote FOR the items of business:

•	FOR the nominated directors

•	FOR the appointment of Deloitte LLP as our auditors

•	FOR our approach to executive compensation

•	FOR the amendment to the second amended and restated 2012 employee share purchase plan

Non-registered (beneficial) shareholders

By choosing to send these materials to you directly, Fortis (and not the intermediary holding the shares on your behalf) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

Submit your voting instructions in advance

Use one of the methods provided on your voting instruction form (phone or over the internet), or simply complete the form and mail it to the address provided on the form. Your voting instruction form provides you with the right to appoint a person or company (your proxyholder) to attend the meeting and vote your shares for you.

We may use the Broadridge QuickVote™ service to assist non-registered shareholders with voting their shares over the phone, and Kingsdale may contact non-registered shareholders to help with this service. If you have questions or need help voting, please call or email Kingsdale (see page 10).

2022 MANAGEMENT INFORMATION CIRCULAR	9

Send in your voting instructions right away

Take some time to read this circular and then vote your shares. We must receive your voting instructions by 10:30 a.m. (Newfoundland Daylight Time) on May 3, 2022 to ensure your shares are voted at the meeting.

If you are a non-registered shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Computershare.

If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. The Chair of the meeting can waive or extend the proxy cut-off time without any advance notice.

Questions?

Call Kingsdale at:

•	1.888.518.6828 (toll-free within North America) or

•	416.867.2272 (collect call outside North America)

Or send an email to: contactus@kingsdaleadvisors.com

Voting in real time

Voting in person at the meeting

Registered shareholders – Check in with a Computershare representative when you arrive at the meeting. Do not fill out the proxy form because you will be casting your vote at the meeting.

Non-registered (beneficial) shareholders – Print your name in the space provided on the voting instruction form to appoint yourself as proxyholder, and follow the instructions from your nominee. Check in with a Computershare representative when you arrive at the meeting. Do not submit your vote using your voting instruction form because your vote will be taken at the meeting.

Voting virtually at the meeting

Registered shareholders

If you want to vote your shares virtually in real time, print your name in the space provided on the proxy form in your package of materials to appoint yourself as proxyholder. Then date and sign the form and return it to Computershare.

If you want to appoint someone else to attend the meeting virtually and vote your shares for you (third-party proxyholder), print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Then date and sign the form, and submit your form to Computershare by internet, phone or mail (see page 9) by 10:30 a.m. (Newfoundland Daylight Time) on May 3, 2022.

After you submit the form to Computershare, you MUST register your third-party proxyholder with Computershare. Go to http://www.computershare.com/Fortis by 10:30 a.m. (Newfoundland Daylight Time) on May 3, 2022 to register your third-party proxyholder and provide the contact information required.

Computershare needs this information so it can confirm the registration and send an email notification with a control number. Your proxyholder needs the control number in order to vote your shares in real time. Your third-party proxyholder should receive the email notification after 10:30 a.m. (Newfoundland Daylight Time) on May 3, 2022.

Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

Non-registered (beneficial) shareholders

If you want to vote your shares virtually in real time, print your name in the space provided on your voting instruction form to instruct your nominee to appoint you as proxyholder (third-party proxyholder). Follow the instructions from your nominee for submitting the form, or use one of the methods provided on your voting instruction form (usually phone or over the internet). If you are a U.S. beneficial shareholder and you have received a legal proxy form from your nominee, you must mail your form to Computershare in Toronto (see page 9) or email it to USLegalProxy@computershare.com.

After you submit the form to your nominee, you MUST register yourself as a third-party proxyholder with Computershare. This step also applies if you are a U.S. beneficial shareholder and submitted your proxy form directly to Computershare.

Go to http://www.computershare.com/Fortis by 10:30 a.m. (Newfoundland Daylight Time) on May 3, 2022 to register yourself and provide your contact information. Computershare requires this information so it can confirm the registration and send you an email notification with a control number. You need the control number in order to vote your shares in real time.

You should receive your email notification after 10:30 a.m. (Newfoundland Daylight Time) on May 3, 2022.

10	FORTIS INC.

Appointing a proxyholder

You have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting (in person or virtually) and vote on your behalf.

If you are a registered shareholder and you are appointing someone other than the Fortis representatives named in the proxy form to be your proxyholder (third-party proxyholder), or you are a non-registered (beneficial) shareholder and you are instructing your nominee to appoint you as proxyholder (third-party proxyholder), you must register them with Computershare AFTER you have submitted your proxy form to Computershare or your voting instruction form to your nominee.

If you do not register the third-party proxyholder, they will not receive a control number and they will NOT be able to participate in the meeting and vote your shares.

Participating in the meeting virtually

Use your smartphone, tablet or computer to participate in the meeting.

Participating in the meeting means you can vote your shares in real time, ask questions and engage with management, members of the board and other shareholders.

Only registered shareholders and duly appointed proxyholders can vote at the meeting.

How to log in You or your proxyholder should log in at least 30 minutes before the start of the meeting.

Go to https://web.lumiagm.com/404629410 on your smartphone, tablet or computer.

Click I have a login and enter the password Fortis2022.

If you are a registered shareholder and you appointed yourself as proxyholder, enter the 15-digit control number on your proxy form as your user name.

If you are a registered shareholder and you appointed someone else to be your proxyholder (third-party proxyholder), or if you are a non-registered (beneficial) shareholder and you appointed yourself as proxyholder (third-party proxyholder) or someone else as your proxyholder (also a third-party proxyholder), that person or company will receive an email notification from Computershare with a control number that will also serve as their user name (see above).

Checklist for voting virtually

You will need the following to access the meeting:

1.	The latest version of Chrome, Safari, Edge or Firefox as your internet browser

2.	Fortis meeting ID: 404-629-410

3.	Meeting password: Fortis2022

4.	Your user name or control number (see below).

Stay connected after you log in

After you log in to the meeting, remember to stay connected to the internet so you can vote when the balloting begins. See the user guide at the back of the circular for details about how to follow the proceedings, vote and ask questions.

Attending the meeting as a guest

You are not allowed to vote if you attend the virtual meeting as a guest. You can only watch or listen to the meeting.

How to log in You should log in at least 30 minutes before the start of the meeting.

Go to https://web.lumiagm.com/404629410 on your smartphone, table or computer.

Click I have a login and enter the password Fortis2022.

If you are a registered shareholder, enter the 15-digit control number on your proxy form as your user name.

If you are a non-registered (beneficial) shareholder, click I am a guest and complete the online form.

2022 MANAGEMENT INFORMATION CIRCULAR	11

Changing your vote

If you change your mind about how you want to vote your shares, you can revoke your proxy in one of the following ways, or by any other means permitted by law.

If you are a registered shareholder:

•	vote again on the internet or by phone before 10:30 a.m. (Newfoundland Daylight Time) on May 3, 2022
•	complete a proxy form with a later date than the form you originally submitted, and mail it as soon as possible so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on May 3, 2022
•	send a written notice to our Executive Vice President, Chief Legal Officer and Corporate Secretary so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on May 3, 2022.

You can also attend the meeting and change your vote. Using your control number to log in to the meeting virtually means you will be revoking all previously submitted proxies and will have the opportunity to vote by online ballot on any voting items. If you do not revoke any previously submitted proxies, you will not be able to participate in the meeting.

If you are a non-registered shareholder and have submitted your voting instructions, follow the instructions provided by your nominee.

Confidentiality and voting results

Proxy votes are tabulated by our transfer agent so individual shareholder votes are kept confidential.

The voting results will be available after the meeting on our website (www.fortisinc.com), and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Receiving paper copies of the meeting materials

You can ask for free paper copies of this circular and the proxy form or voting instruction form to be sent to you by mail.

To receive paper copies before the meeting

If you want to receive copies before the meeting and voting deadline, make your request right away to allow enough time for the items to be delivered to you. You will need the control number on your proxy form or voting instruction form to make the request. Requests must be made by April 21, 2022.

If you have a 15-digit control number

• Call 1.866.962.0498 (toll-free within North America) or +1.514.982.8716 (outside North America)

• Enter the control number as it appears on your proxy form or voting instruction form

If you have a 16-digit control number

• Call 1.877.907.7643 (toll-free)

• Enter the control number as it appears on your proxy form or voting instruction form

To receive paper copies after the meeting

Requests can be made up to one year from the date the meeting materials are posted on our website (www.fortisinc.com).

If you have questions about notice and access or want to order paper copies of the meeting materials after the meeting, please contact Kingsdale (see page 10) or write to our Executive Vice President, Chief Legal Officer and Corporate Secretary:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John’s, NL A1B 3T2

Canada

12	FORTIS INC.

What the meeting will cover

You will receive an update on our 2021 financial performance and vote on at least four items of business. An item is approved if a simple majority (50% plus one) of shares represented in person or by proxy at the meeting are voted FOR a resolution, except for the election of directors (see the note below about our majority voting policy for electing directors).

Except as described below, none of our officers or current directors have any material interest, direct or indirect, in any matter to be acted on at the meeting.

Quorum

We must have a quorum at the beginning of the shareholder meeting for it to proceed and to transact business. This means we must have two people present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.

1. Receive the financial statements

We will present our consolidated financial statements for the year ended December 31, 2021 together with the auditors’ reports. We mailed our consolidated financial statements to beneficial shareholders who requested a copy and a notice to all registered shareholders with information about how they can access the document online. You can find a copy of the consolidated financial statements in our 2021 annual report, on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

2. Elect directors (see page 17)

You will vote to elect 13 directors to the board this year. The 13 nominees are:

Tracey C. Ball

Pierre J. Blouin

Paul J. Bonavia

Lawrence T. Borgard

Maura J. Clark

Lisa Crutchfield

Margarita K. Dilley

Julie A. Dobson

Lisa L. Durocher

Douglas J. Haughey

David G. Hutchens

Gianna M. Manes

Jo Mark Zurel

Twelve of the nominees currently serve on the board. Lisa Crutchfield has been nominated for the first time and currently does not serve as a Fortis director. As disclosed in our 2021 management information circular, in 2020 the board, on the recommendation of the governance and sustainability committee, approved a two-year extension of Douglas J. Haughey’s maximum term limit to manage the transitions of the Chair and CEO roles. You can read about each nominated director beginning on page 18, our policy on director tenure on page 54 and the board chair selection committee, an ad hoc committee established by the board in 2021, on page 36.

If for any reason any of the nominated directors is unable to serve as a director of Fortis, the persons named in the enclosed proxy form reserve the right to nominate and vote for another nominee at their discretion, unless the shareholder has specified in their proxy form that their shares are to be withheld from voting for the election of directors.

Majority voting policy

A nominee must receive more FOR than WITHHOLD votes to serve as a director on our board (see page 17 for details).

The board and management recommend that you vote FOR the nominated directors.

3. Appoint the auditors

The board, on the recommendation of the audit committee, proposes that shareholders appoint Deloitte LLP as our independent auditors to hold office for a one-year term until the close of our next annual meeting of shareholders.

In 2017 the audit committee conducted a comprehensive tender process for the external audit engagement, and put forward Deloitte LLP as the auditors based on the qualifications of its audit team, its use of technology and an independence assessment. The audit committee annually reviews and evaluates the qualifications, independence and performance of the external auditors.

The board negotiates the fees to be paid to the auditors. Fees are based on the complexity of the engagement and the auditors’ time. Management believes the fees negotiated in 2021 are reasonable and comparable to fees charged by other auditors providing similar services.

Formal review process

As a good governance practice, the audit committee uses a formal tender process to select our external auditors and reviews the performance of the external auditors annually.

2022 MANAGEMENT INFORMATION CIRCULAR	13

The table below shows the fees paid to Deloitte LLP in the last two years:

	2021	2020
Audit fees
Core audit services	$9,497,000	$9,362,000
Audit-related fees
Assurance and related services that are reasonably related to the audit or review of our financial statements and are not included under audit fees	$1,361,000	$1,267,000
Tax fees
Services related to tax compliance, planning and advice	$269,000	$240,000
Other
Services which are not audit, audit-related or tax fees	$12,000	$22,000
Total	$11,139,000	$10,891,000

The board and management recommend that you vote FOR the appointment of Deloitte LLP as our auditors and FOR the authorization of the board to set the auditors’ fees for 2022.

4. Have a say on executive pay (see page 57)

As part of our commitment to strong corporate governance, the board is holding an annual advisory vote on our approach to executive compensation. While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices and decisions, as well as topics to be discussed as part of its engagement with shareholders on compensation and related matters.

The board believes our executive compensation policies and practices closely align the interests of executives and shareholders and are consistent with corporate governance best practices in Canada. Last year, 97.13% of the votes were cast in favour of our approach to executive compensation.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of Fortis, the shareholders accept the approach to executive compensation as described in the compensation discussion and analysis section of this circular.

The board and management recommend that you vote FOR the non-binding advisory vote on our approach to executive compensation as described in this circular.

5. Vote on the amendment to the second amended and restated 2012 employee share purchase plan (see page 91)

Our second amended and restated 2012 employee share purchase plan (the ESPP) gives full-time and part-time employees of Fortis and its subsidiaries and affiliates, including executives, a convenient way to become Fortis shareholders and build their equity ownership. It is also an effective way for us to attract, retain and motivate employees. The plan is open to Canadian and U.S. residents and employees in other countries where such employees are allowed by law to participate.

On February 10, 2022, the board approved an amendment to the ESPP (the Plan Amendment) to increase the share reserve under the ESPP by 3,000,000 shares. Fortis reserved 4,044,664 shares for issuance from treasury pursuant to the ESPP and, as of the date of this circular, all of these shares have been issued to full-time and part-time employees of Fortis or its subsidiaries and affiliates. Since there are currently no shares available for issuance under the ESPP, implementing the amendment will result in a total of 3,000,000 shares available for issuance under the plan, representing 0.63% of the total number of shares issued and outstanding as of the date of this circular.

The Plan Amendment must be approved by a majority of votes cast in person or by proxy by shareholders at the meeting for it to take effect. The Plan Amendment was conditionally accepted by the Toronto Stock Exchange (TSX) on March 18, 2022, provided that we receive the approval of shareholders and satisfy certain customary conditions imposed by the TSX, including the filing of evidence of shareholder approval.

14	FORTIS INC.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

1.	The amendment of the existing second amended and restated 2012 employee share purchase plan of Fortis, be and is hereby approved;
2.	Fortis is hereby authorized to issue an additional 3,000,000 common shares from treasury in accordance with the terms of the third amended and restated 2012 employee share purchase plan, which common shares will be issued as fully paid and non-assessable common shares in the capital of Fortis; and
3.	Any officer of Fortis be and is hereby authorized, for and in the name of and on behalf of Fortis, to execute and deliver all such further agreements, instruments, amendments, certificates and other documents and to do all such other acts or things as such officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such officer and delivery of any such agreement, instrument, amendment, certificate or other document or the doing of any such other acts or things being conclusive evidence of such determination.

The board and management recommend that you vote FOR the resolution to approve the amendment to the second amended and restated 2012 employee share purchase plan.

Background

Shareholders first approved an employee share purchase plan in 1987, and an amended and restated version of the plan in 1994.

In May 2010, the board adopted an employee share purchase plan that allowed the plan administrator to purchase Fortis common shares on the open market rather than obtaining all the shares from treasury. In 2012 shareholders approved the ESPP in substantially the current form, subject to certain amendments approved by the board on December 6, 2016 and subsequently accepted by the TSX (the 2016 Plan Amendments). The 2016 Plan Amendments were implemented to facilitate participation by U.S. resident employees of Fortis and its subsidiaries and affiliates in the plan and did not require the approval of Fortis shareholders under the terms of the ESPP and the applicable rules of the TSX. In May 2017, Fortis shareholders approved the amendment and restatement of the ESPP to increase the share reserve under the ESPP by 2,000,000 shares.

The only amendment to the ESPP contemplated by the third amended and restated 2012 employee share purchase plan is the increase in the shares reserved for issuance under the plan by 3,000,000 shares.

Plan status

The table below provides details of the share activity under the ESPP at the end of 2021:

(as at December 31, 2021)
Total number of shares outstanding under the ESPP (includes shares issued from treasury and open market purchases)	4,285,226
As a percentage of the total number of shares issued and outstanding	0.9026%
Total number of shares allocated for issue from treasury under the ESPP (while retaining the flexibility to acquire shares in the open market)	4,044,664
Number of shares remaining in the ESPP reserve	134,591

The next table provides details of the share activity under the ESPP as at March 18, 2022:

(as at March 18, 2022)
Total number of shares that have been issued from treasury to employees of Fortis and its subsidiaries	4,044,664
As a percentage of the total number of shares issued and outstanding	0.8482%
Total number of shares available for future issue	0
As a percentage of the total number of shares issued and outstanding	0.0%
Number of employees and retirees who are participants in the ESPP and predecessor plan	4,888

See Employee share purchase plan beginning on page 91 for more information about the plan and Appendix C for the complete text of the third amended and restated 2012 employee share purchase plan incorporating the proposed amendment to increase the share reserve under the plan by 3,000,000 shares.

2022 MANAGEMENT INFORMATION CIRCULAR	15

6. Other business

Management is not aware of any other matters that may come before the meeting. If an item is properly brought before the meeting, you or your proxyholder can vote on the item as you or they see fit.

Shareholders who are entitled to vote at the 2023 annual meeting and wish to submit a proposal must make sure that we receive the proposal by February 4, 2023 in accordance with the provisions of the Corporations Act (Newfoundland and Labrador).

If you intend to nominate a person for election as a director of Fortis at an annual meeting of shareholders, other than in a shareholder proposal, the nomination must comply with the procedures set out in our advance notice by-law, available on our website (www.fortisinc.com), including providing timely and proper written notice. Shareholders approved the new advance notice by-law at our 2020 annual and special meeting of shareholders. You can read more about the by-law in our 2020 management information circular, available on our website (www.fortisinc.com) and on SEDAR (www.SEDAR.com) and EDGAR (www.sec.gov).

16	FORTIS INC.

About the nominated directors

This year 13 people have been nominated to serve on the board. Twelve of the nominees currently serve as Fortis directors and were elected by shareholders at our 2021 annual meeting. One other nominee has been nominated for the first time: Lisa Crutchfield who is a corporate director and is Managing Principal of Hudson Strategic Advisers, LLC.

The board is led by an independent Chair and all but one of the nominated directors are independent. David Hutchens is not considered independent because he is our President and Chief Executive Officer.

You can read about the nominated directors in the profiles that follow.

Two of the nominated directors – Douglas Haughey and Gianna Manes – serve together on the board of directors of Keyera Corporation, an unrelated public company.

None of the nominations involve a contract, arrangement or understanding between a Fortis director and any other person. There is no family relationship between any of the nominated directors or executive officers.

None of the nominated directors, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors.

About majority voting

Our majority voting policy requires a nominated director who receives more WITHHELD than FOR votes to immediately tender their resignation to the board for consideration after the meeting. The board will refer the matter to the governance and sustainability committee, who will review the matter and consider all relevant factors before making a recommendation to the board. The board will consider the recommendation of the committee and accept the resignation if there are no exceptional circumstances that would warrant the director continuing to serve on the board as part of its fiduciary duties to Fortis and its shareholders, in which case the board may reject or delay the offer of resignation. A resignation does not take effect until it is accepted by the board. The director will not participate in the committee’s or the board’s deliberations. The board will make its decision within 90 days of the shareholder meeting and announce the details, including the reasons for its decision, in a news release.

This policy does not apply to a contested election of directors, where the number of nominees exceeds the number of directors to be elected, or where proxy materials have been circulated in support of the election of one or more nominees who are not included among the nominees supported by the board.

The board updated the policy in 2021. You can find a copy of the policy on our website (www.fortisinc.com).

2022 MANAGEMENT INFORMATION CIRCULAR	17

Director profiles

The nominated directors have provided the information below about the Fortis shares or deferred share units (DSUs) they own, or exercise control or direction over, directly or indirectly. You can read more about their equity ownership beginning on page 48. We calculated the market value of their holdings using the closing price of our common shares on the TSX: $53.59 on March 19, 2021 and $60.07 on March 18, 2022.

Tracey C. Ball

Victoria, British Columbia, Canada

Corporate director

Director since May 2014

Age 64

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Capital markets
•	Government relations/Legal/ Regulatory

Ms. Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor to Canadian Western Bank Group in 1987, she worked in public accounting and consulting. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada.

Ms. Ball graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Chartered Professional Accountants of Alberta and the Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Chartered Professional Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Ball served on the board of directors of FortisAlberta from April 2011 to April 2018 and served as its Chair from February 2016 to February 2018. Ms. Ball has served as a director of FortisBC Energy and FortisBC since April 2018.

Joined
Board	May 2014
Audit committee	May 2014 (Chair, May 2017 to May 2021)
Governance and sustainability committee	May 2017
Board chair selection committee (ad hoc committee)	July 2021

2021 Voting results	2021 Board and committee attendance
99.84% votes for	Board of directors	9 of 9	100%
0.16% votes withheld	Audit (Chair to May 2021)	5 of 5	100%
	Governance and sustainability	7 of 7	100%
	Board chair selection (1)	2 of 2	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	4,950	26,293	31,243	$1,876,767	yes (7.2x)
2021	4,950	23,002	27,952	$1,497,948
Change	–	3,291	3,291	$378,819

Other public company directorships (last five years)

–

(1) The board chair selection committee was established in 2021 and is an ad hoc committee of the board (see page 36).

18	FORTIS INC.

Pierre J. Blouin

Montreal, Quebec, Canada

Corporate director

Director since May 2015

Age 64

Independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Technology/Cybersecurity
•	Government relations/Legal/Regulatory

Mr. Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Enterprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility.

Mr. Blouin graduated from Hautes Etudes Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada.

Joined
Board	May 2015
Human resources committee	May 2015
Governance and sustainability committee	May 2016 (Chair, January 2020)

2021 Voting results	2021 Board and committee attendance
91.87% votes for	Board of directors	9 of 9	100%
8.13% votes withheld	Human resources	6 of 6	100%
	Governance and sustainability (Chair)	7 of 7	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	2,380	22,642	25,022	$1,503,072	yes (5.8x)
2021	2,380	19,483	21,863	$1,171,638
Change	–	3,159	3,159	$331,434

Other public company directorships (last five years)

National Bank of Canada (since September 2016) (Audit Committee, Human Resources Committee, Technology Committee (Chair))

2022 MANAGEMENT INFORMATION CIRCULAR	19

Paul J. Bonavia

Dallas, Texas, United States

Corporate director

Director since May 2018

Age 70

Independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Mr. Bonavia resigned as Executive Chairman of UNS Energy Corporation when it was acquired by Fortis in August 2014. Prior to holding this position, Mr. Bonavia served UNS Energy Corporation in the roles of Chairman and Chief Executive Officer and Chairman, President and Chief Executive Officer since 2009. Mr. Bonavia has served on several public and private sector boards, including the Midcontinent Independent System Operator (MISO).

Mr. Bonavia graduated from Drake University with a Bachelor of Arts and from the University of Miami with a Juris Doctorate. He also attended the Advanced Management Program at Harvard Business School.

Mr. Bonavia previously served as a director of Fortis from May 2015 to February 2016.

Joined
Board	May 2018
Human resources committee	May 2018
Governance and sustainability committee	May 2018
Board chair selection committee (ad hoc committee)	July 2021

2021 Voting results	2021 Board and committee attendance
99.38% votes for	Board of directors	9 of 9	100%
0.62% votes withheld	Human resources	6 of 6	100%
	Governance and sustainability	7 of 7	100%
	Board chair selection (1)	2 of 2	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	–	10,093	10,093	$606,287	Has until May 2023 to meet the guideline
2021	–	7,377	7,377	$395,333
Change	–	2,716	2,716	$210,954

Other public company directorships (last five years)

–

(1) The board chair selection committee was established in 2021 and is an ad hoc committee of the board (see page 36).

20	FORTIS INC.

Lawrence T. Borgard

Naples, Florida, United States

Corporate director

Director since May 2017

Age 60

Independent

Skills and experience

•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory

Mr. Borgard is the former President and Chief Operating Officer of Integrys Energy Group and the Chief Executive Officer of each of Integrys’ six regulated electric and natural gas utilities. Mr. Borgard retired in 2015, following the successful sale of Integrys. Prior to serving as President at Integrys, Mr. Borgard served in a variety of executive roles.

Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with an MBA. He also attended the Advanced Management Program at Harvard University Business School.

Joined
Board	May 2017
Audit committee	May 2017
Human resources committee	May 2018

2021 Voting results	2021 Board and committee attendance
99.47% votes for	Board of directors	9 of 9	100%
0.53% votes withheld	Audit	5 of 5	100%
	Human resources	6 of 6	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	5,258	13,229	18,487	$1,110,514	yes (3.9x)
2021	5,258	10,400	15,658	$839,112
Change	–	2,829	2,829	$271,402

Other public company directorships (last five years)

-

2022 MANAGEMENT INFORMATION CIRCULAR	21

Maura J. Clark

New York, New York, United States

Corporate director

Director since May 2015

Age 63

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Capital markets
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Ms. Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark’s prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company.

Ms. Clark graduated from Queen’s University with a Bachelor of Arts in Economics and qualified as a Chartered Professional Accountant in Ontario, Canada.

Joined
Board	May 2015
Audit committee	May 2015 (Chair, May 2021)
Governance and sustainability committee	May 2016

2021 Voting results	2021 Board and committee attendance
99.09% votes for	Board of directors	9 of 9	100%
0.91% votes withheld	Audit (Chair)	5 of 5	100%
	Governance and sustainability	7 of 7	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	2,000	19,898	21,898	$1,315,413	yes (4.5x)
2021	2,000	16,829	18,829	$1,009,046
Change	–	3,069	3,069	$306,367

Other public company directorships (last five years)

Newmont Corporation (since April 2020) (Audit Committee, Leadership Development and Compensation Committee)
Nutrien Ltd. (formerly Agrium Inc.) (since May 2016) (Audit Committee (Chair), Human Resources and Compensation Committee)
Garrett Motion Inc. (October 2018 to April 2021) (Nominating and Governance Committee (Chair) and Compensation Committee)

22	FORTIS INC.

Lisa Crutchfield

Garnet Valley, Pennsylvania, United States

Corporate director

New nominee

Age 58

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Sustainability
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory

Ms. Crutchfield is Managing Principal of Hudson Strategic Advisers, LLC, an economic analysis and strategic advisory firm to the energy, financial services and government sectors. Ms. Crutchfield has over 30 years of leadership experience in the energy and utility industries. Prior to founding Hudson in 2012, she was Executive Vice President and Chief Regulatory, Risk and Compliance Officer for National Grid, plc, and she held various executive roles at PECO, an Exelon Company, and Duke Energy Corporation. From 1993 to 1997, Ms. Crutchfield served as Vice Chairman on the Pennsylvania Public Utility Commission ruling on regulatory matters affecting the electric, gas, telecommunications, water and waste water industries.

Ms. Crutchfield earned a Bachelor of Arts degree in Economics and Political Science from Yale University and an MBA from Harvard Business School with distinction in Finance.

Ms. Crutchfield earned the Governance Leadership Fellow designation from the National Association of Corporate Directors (NACD).

Joined
Board	New nominee

Fortis securities held (as at March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	–	–	–	–	If elected, has until May 2027 to meet the guideline

Other public company directorships (last five years)

Vistra Corp. (since February 2020) (Nominating and Corporate Governance Committee and Sustainability and Risk Committee)
Fulton Financial Corporation (since June 2014) (Nominating and Corporate Governance Committee (Chair), Compensation Committee and Executive Committee)
Unitil Corp. (since January 2012) (Compensation Committee (Chair), Nominating and Corporate Governance Committee and Executive Committee)

2022 MANAGEMENT INFORMATION CIRCULAR	23

Margarita K. Dilley

Washington, D.C., United States

Corporate director

Director since May 2016

Age 64

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Capital markets
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	International business

Ms. Dilley retired from ASTROLINK International LLC in 2004, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley’s prior experience includes serving as Director, Strategy & Corporate Development and Treasurer for Intelsat.

Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with an MBA.

Ms. Dilley has served as a director of CH Energy Group since December 2004 and Central Hudson since June 2013 and has served as the Chair of those boards since January 2015.

Joined
Board	May 2016
Audit committee	May 2016
Human resources committee	May 2017

2021 Voting results	2021 Board and committee attendance
99.42% votes for	Board of directors	9 of 9	100%
0.58% votes withheld	Audit	5 of 5	100%
	Human resources	6 of 6	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	2,040	17,310	19,350	$1,162,355	yes (4.1x)
2021	2,040	14,334	16,374	$877,483
Change	–	2,976	2,976	$284,872

Other public company directorships (last five years)

–

24	FORTIS INC.

Julie A. Dobson

Potomac, Maryland, United States

Corporate director

Director since May 2018

Age 65

Independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Capital markets
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	International business

Ms. Dobson is Non-Executive Chairman of Telebright, Inc. a private firm established in 1989, where she oversees the development of telecom management software applications and mobile applications for the business to business and business to consumer markets. She was Chief Operating Officer at Telecorp PCS, Inc. and held various senior management positions with Bell Atlantic Corporation during her 18-year career with the company.

Ms. Dobson graduated from the College of William and Mary with a Bachelor of Science and from the University of Pittsburgh with an MBA.

Joined
Board	May 2018
Human resources committee	May 2020
Governance and sustainability committee	May 2018

2021 Voting results	2021 Board and committee attendance
99.19% votes for	Board of directors	9 of 9	100%
0.81% votes withheld	Human resources committee	6 of 6	100%
	Governance and sustainability	7 of 7	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	2,200	10,093	12,293	$738,441	Has until May 2023 to meet the guideline
2021	2,200	7,377	9,577	$513,231
Change	–	2,716	2,716	$225,210

Other public company directorships (last five years)

Safeguard Scientifics, Inc. (March 2003 to June 2018) (former director and member of Compensation Committee (Chair), Nominating and Governance Committee and Audit Committee)
American Water Works Company (June 2009 to July 2017) (former director and member of Audit Committee (Chair) and Nominating and Governance Committee)

2022 MANAGEMENT INFORMATION CIRCULAR	25

Lisa L. Durocher

Whitby, Ontario, Canada

Executive Vice President, Financial and Emerging Services, Rogers Communications Inc.

Director since May 2021

Age 56

Independent

Skills and experience

•	Technology/Cybersecurity
•	Mergers and acquisitions
•	Government relations/Legal/ Regulatory
•	International business

Ms. Durocher leads Financial and Emerging Services at Rogers Communications. As part of the executive leadership team, she oversees Rogers Bank and develops emerging services for the company. Prior to this role, Lisa was the Chief Digital Officer at Rogers where she led the digital strategy, design and delivery for digital platforms across the consumer and enterprise businesses. Lisa has been with Rogers since 2016. Prior to joining Rogers, Lisa worked at American Express in New York City where she held several senior leadership positions over 15 years including leading global product and marketing organizations in digital payments, charge cards and travel which provided her with experience in mergers and acquisitions, product design and development and general management.

Ms. Durocher is a graduate of Wilfrid Laurier University’s Business Administration program and also sits on the board of Rogers Bank.

Joined
Board	May 2021
Governance and sustainability committee	May 2021

2021 Voting results		2021 Board and committee attendance
99.58%	votes for	Board of directors	7 of 7	100%
0.42%	votes withheld	Governance and sustainability	5 of 5	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	–	3,524	3,524	$211,687	Has until May 2026 to meet the guideline
2021	–	–	–	–
Change	–	3,524	3,524	$211,687

Other public company directorships (last five years)

–

26	FORTIS INC.

Douglas J. Haughey

Calgary, Alberta, Canada

Corporate director

Chair of the board since September 2016 (1)

Director since May 2009 (1)

Age 65

Independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Capital markets
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory

From August 2012 through May 2013, Mr. Haughey was Chief Executive Officer of The Churchill Corporation, a commercial construction and industrial services company focused on the western Canadian market. From 2010 through its successful sale to Pembina Pipeline in April 2012, he served as President and Chief Executive Officer of Provident Energy Ltd., an owner/operator of natural gas liquids midstream facilities. From 1999 through 2008, Mr. Haughey held several executive roles with Spectra Energy and predecessor companies, including President and Chief Executive Officer of Spectra Energy Income Fund.

Mr. Haughey graduated from the University of Regina with a Bachelor of Business Administration and from the University of Calgary with an MBA. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Haughey served on the board of directors of FortisAlberta from April 2010 and served as its Chair from April 2013 to February 2016.

Joined
Board	May 2009 (Chair, September 2016)
Audit committee	May 2009
Human resources committee	May 2013 (Chair, March 2015 to September 2016)
Governance and sustainability committee	September 2016
Board chair selection committee (ad hoc committee)	July 2021 (Chair, July 2021)

2021 Voting results	2021 Board and committee attendance
98.94% votes for	Board of directors (Chair)	9 of 9	100%
1.06% votes withheld	Audit	5 of 5	100%
	Human resources	6 of 6	100%
	Governance and sustainability	7 of 7	100%
	Board chair selection (2)	2 of 2	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	10,000	49,183	59,183	$3,555,123	yes (8.7x)
2021	10,000	43,158	53,158	$2,848,737
Change	–	6,025	6,025	$706,386

Other public company directorships (last five years)

Keyera Corporation (since May 2013) (Lead Director, Compensation and Governance Committee)

(1)	In 2020, the board granted a two-year extension to the maximum term limit for Mr. Haughey (see page 54).

(2)	The board chair selection committee was established in 2021 and is an ad hoc committee of the board (see page 36).

2022 MANAGEMENT INFORMATION CIRCULAR	27

David G. Hutchens

Tucson, Arizona, United States

President and Chief Executive Officer, Fortis Inc.

Director since January 2021

Age 55

Not independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Government relations/Legal/Regulatory
•	International business

Mr. Hutchens was appointed President and Chief Executive Officer of Fortis Inc. effective January 1, 2021.

His career in the energy sector spans more than 25 years. In January 2020 Mr. Hutchens assumed the newly created role of Chief Operating Officer of Fortis, with responsibility for overseeing our 10 utilities while remaining Chief Executive Officer of UNS Energy. In 2018 Mr. Hutchens was appointed an officer of Fortis as Executive Vice President, Western Utility Operations, overseeing our FortisBC and FortisAlberta operations while continuing to serve as President and Chief Executive Officer of UNS Energy. Prior to joining the Fortis group, he held a variety of positions at our electric and gas utilities in Arizona culminating in being named President and CEO of UNS Energy in 2014.

Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and an MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy.

Mr. Hutchens serves on the boards of Fortis utility subsidiaries ITC Holdings, FortisBC and FortisAlberta. He also serves on the board of the Edison Electric Institute and several other charitable and civic organizations.

Joined
Board	January 2021

2021 Voting results	2021 Board and committee attendance (1)
99.86% votes for	Board of directors	9 of 9	100%
0.14% votes withheld

Fortis securities held (as at March 19, 2021 and March 18, 2022) (2)

Year	Common shares (#)	Restricted share units (RSUs) (#)	Total shares and RSUs (#)	Total market value ($)	Meets executive share ownership target
2022	83,911	69,101	153,012	$9,191,431	yes (6.7x)
2021	83,895	60,682	144,577	$7,747,881
Change	16	8,419	8,435	$1,443,550

Other public company directorships (last five years)

–

(1)	The President and Chief Executive Officer does not serve on any of the board committees. Mr. Hutchens is invited to committee meetings in his capacity as President and Chief Executive Officer and he attended all committee meetings in 2021, including the board chair selection committee which was established in 2021 and is an ad hoc committee of the board (see pages 31 and 36).

(2)	Mr. Hutchens does not receive director compensation (cash or DSUs) as a member of the Fortis board. He receives performance share units (PSUs) and RSUs as part of his executive compensation (see page 69). You can read more about Mr. Hutchens’ holdings of Fortis equity on page 67.

28	FORTIS INC.

Gianna M. Manes

Fort Mill, South Carolina, United States

Corporate director

Director since May 2021

Age 57

Independent

Skills and experience

•	Governance and risk management
•	Utility/Energy
•	Sustainability
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Ms. Manes was President and Chief Executive Officer of ENMAX Corporation, an electricity company with operations in Alberta and Maine, from 2012 until her retirement in July 2020. She has over 30 years of experience in the energy sector in Canada, the United States and Europe. Prior to joining ENMAX, she worked for Duke Energy Corporation, one of the largest integrated utilities in North America, and held a number of executive positions including Senior Vice President and Chief Customer Officer from 2008 to 2012.

Ms. Manes graduated from Louisiana State University with a Bachelor of Science in industrial engineering and from the University of Houston with an MBA. She completed the Advanced Management Program at Harvard University and holds an ICD.D designation from the Institute of Corporate Directors.

Joined
Board	May 2021
Audit committee	May 2021
Human resources committee	May 2021
Board chair selection committee (ad hoc committee)	July 2021

2021 Voting results	2021 Board and committee attendance
99.50% votes for	Board of directors	7 of 7	100%
0.50% votes withheld	Audit	3 of 3	100%
	Human resources	4 of 4	100%
	Board chair selection (1)	2 of 2	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	–	4,241	4,241	$254,757	Has until
2021	–	–	–	–	May 2026 to meet
Change	–	4,241	4,241	$254,757	the guideline

Other public company directorships (last five years)

Keyera Corporation (since May 2017) (Compensation and Governance Committee, Health, Safety and Environment Committee)

(1)	The board chair selection committee was established in 2021 and is an ad hoc committee of the board (see page 36).

2022 MANAGEMENT INFORMATION CIRCULAR	29

Jo Mark Zurel

St. John’s,
Newfoundland
and Labrador, Canada

Corporate director

Director since May 2016

Age 58

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Executive compensation
•	Capital markets
•	Mergers and acquisitions
•	International business

From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel serves on several private and public sector boards, including Highland Copper Company Inc., Major Drilling Group International Inc. and served on the Canada Pension Plan Investment Board until August 2021. He also serves on the board of the Institute of Corporate Directors.

Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Zurel served as a director of Newfoundland Power from January 2008 and as Chair of that board from April 2012 until July 2016.

Joined
Board	May 2016
Audit committee	May 2017
Human resources committee	May 2016 (Chair, May 2018)

2021 Voting results	2021 Board and committee attendance
99.4% votes for	Board of directors	9 of 9	100%
0.53% votes withheld	Audit	5 of 5	100%
	Human resources (Chair)	6 of 6	100%

Fortis securities held (as at March 19, 2021 and March 18, 2022)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2022	10,000	16,385	26,385	$1,584,947	yes (6.0x)
2021	10,000	13,450	23,450	$1,256,686
Change	–	2,935	2,935	$328,261

Other public company directorships (last five years)

Highland Copper Company Inc. (since October 2012) (Chair)

Major Drilling Group International Inc. (since September 2007) (Corporate Governance and Nominating Committee, Human Resources and Compensation Committee)

30	FORTIS INC.

Additional information about the directors

2021 Meeting attendance

We expect directors to attend all regularly scheduled board and committee meetings, the annual meeting of shareholders and ideally any special meetings. Directors can attend virtually if they are unable to attend in person.

The table below is a summary of the 2021 meeting attendance including the annual meeting of shareholders. Due to the COVID-19 pandemic, all board and committee meetings were held virtually to respect public health guidance and protect everyone’s health and safety.

	Number of meetings	Overall meeting attendance
Board	9	100%
Audit committee	5	100%
Human resources committee	6	100%
Governance and sustainability committee	7	100%
Board chair selection committee (ad hoc committee)	2	100%
Total number of meetings held	29	100%

The next table summarizes the number of board and committee meetings attended by each director in 2021. Individual attendance records are provided in the director profiles beginning on page 18.

	Board meetings		Committee meetings		Total board and committee meetings
Tracey C. Ball	9 of 9	100%	14 of 14	100%	23 of 23	100%
Pierre J. Blouin	9 of 9	100%	13 of 13	100%	22 of 22	100%
Paul J. Bonavia	9 of 9	100%	15 of 15	100%	24 of 24	100%
Lawrence T. Borgard	9 of 9	100%	11 of 11	100%	20 of 20	100%
Maura J. Clark	9 of 9	100%	12 of 12	100%	21 of 21	100%
Margarita K. Dilley	9 of 9	100%	11 of 11	100%	20 of 20	100%
Julie A. Dobson	9 of 9	100%	13 of 13	100%	22 of 22	100%
Lisa L. Durocher	7 of 7	100%	5 of 5	100%	12 of 12	100%
Douglas J. Haughey	9 of 9	100%	20 of 20	100%	29 of 29	100%
David G. Hutchens	9 of 9	100%	–	– (1)	9 of 9	100%
Gianna M. Manes	7 of 7	100%	9 of 9	100%	16 of 16	100%
Jo Mark Zurel	9 of 9	100%	11 of 11	100%	20 of 20	100%

(1)	The President and Chief Executive Officer does not serve on any of the board committees. Mr. Hutchens is invited to committee meetings in his capacity as President and Chief Executive Officer and he attended all committee meetings in 2021, including the board chair selection committee which was established in 2021 and is an ad hoc committee of the board (see page 36).

2022 MANAGEMENT INFORMATION CIRCULAR	31

2021 Director compensation

	Cash Fees (1)	Share-based awards (DSUs) (2)	All other compensation (3)	Total
Tracey C. Ball (4)	$125,892	$135,000	$135,036	$395,928
			(includes FortisBC)
Pierre J. Blouin	$122,500	$135,000	$42,039	$299,539
Paul J. Bonavia (4)	$148,163	$135,000	$17,123	$300,286
Lawrence T. Borgard	$147,286	$135,000	$23,350	$305,636
Maura J. Clark	$159,580	$135,000	$36,588	$331,168
Margarita K. Dilley	$147,286	$135,000	$137,999	$420,285
			(includes CH Energy Group)
Julie A. Dobson	$144,153	$135,000	$17,123	$296,276
Lisa L. Durocher (5)	–	$137,788	$2,026	$139,814
Douglas J. Haughey (4)	$163,200	$245,000	$92,355	$500,555
Gianna M. Manes (4)(5)	–	$167,814	$2,390	$170,204
Jo Mark Zurel	$130,000	$135,000	$29,617	$294,617
Total	$1,288,060	$1,630,602	$535,646	$3,454,308

(1)	Includes the cash fees each director earned in his or her capacity as a director of Fortis, including the annual director, committee and committee chair retainers, where applicable. Mr. Bonavia, Mr. Borgard, Ms. Clark, Ms. Dilley, Ms. Dobson and Ms. Manes are U.S. residents and their cash fees are paid in US dollars and reported in Canadian dollars using the average exchange rate for the year of US$1.00 = $1.2535.
(2)	Granted as DSUs and includes the equity retainer and the portion of the cash retainer the director has elected to receive as DSUs. Amounts represent the cash equivalent at the time of issuance.
(3)	Includes all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of that subsidiary as well as the value of additional DSUs received as dividend equivalents from Fortis.
(4)	Includes a committee retainer of $3,200 for serving on the board chair selection committee, an ad hoc committee established by the board in 2021 (see pages 36 and 54). The payment in 2021 represents the annual retainer of $7,500 prorated from the time the committee was formed.
(5)	Elected to receive optional DSUs in lieu of their cash retainer.

We credit DSUs on the first day of each calendar quarter during the year, by dividing one fourth of the director’s equity retainer plus cash fees that have been elected to be paid by optional DSUs, where applicable, by the volume weighted average trading price of our common shares on the TSX for the five days ending on the grant date. We use the volume weighted average trading price of our common shares on the NYSE for the five days ending on the grant date for directors who are U.S. residents. Directors receive additional units as dividend equivalents for dividends paid on our common shares. Dividend equivalents are credited on the dividend payment date and are reinvested in additional DSUs. See page 55 for the director fee schedule.

Mr. Hutchens is not included in the table because he does not receive any director compensation. He is compensated in his role as President and Chief Executive Officer (see page 69).

Outstanding share-based awards

The next table shows details of the DSUs held by each director at the end of 2021.

	Number of shares or units that have not vested	(1)(2)	Market or payout value of share- based awards that have not vested	(2)(3)	Market or payout value of vested share- based awards not paid out or distributed
Tracey C. Ball	26,053		$1,590,016		–
Pierre J. Blouin	22,436		$1,369,243		–
Paul J. Bonavia	9,998		$609,872		–
Lawrence T. Borgard	13,105		$799,465		–
Maura J. Clark	19,712		$1,202,703		–
Margarita K. Dilley	17,149		$1,046,240		–
Julie A. Dobson	9,998		$609,872		–
Lisa L. Durocher	3,492		$213,104		–
Douglas J. Haughey	48,733		$2,974,197		–
Gianna M. Manes	4,202		$256,293		–
Jo Mark Zurel	16,235		$990,845		–
Total	191,113		$11,661,850		–

(1)	We do not grant stock options or option-based awards to directors.
(2)	DSUs vest immediately when the director retires from the board or upon death and are redeemed for cash.
(3)	Calculated by multiplying the number of share-based awards that have not vested by $61.03, the closing price of our common shares on the TSX on December 31, 2021. Share-based awards granted in US dollars have been multiplied by US$48.27, the closing price of our common shares on the NYSE on December 31, 2021, and reported in Canadian dollars using the December 31, 2021 exchange rate of US$1.00 = $1.2637.

Mr. Hutchens is not included in the table because he does not hold any DSUs. He is compensated in his role as President and Chief Executive Officer and receives PSUs and RSUs as part of his compensation (see page 69).

32	FORTIS INC.

Board committees

Audit committee

Maura J. Clark (Chair)

Tracey C. Ball

Lawrence T. Borgard
Margarita K. Dilley
Douglas J. Haughey
Gianna M. Manes (1)

Jo Mark Zurel

100% independent

Each member of the audit committee brings significant financial expertise to the committee. All of the members meet the requirements for financial literacy under the applicable rules of the SEC and the NYSE. The board has designated Ms. Ball, Ms. Clark, Ms. Dilley and Mr. Zurel as audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act.

The audit committee assists the board in overseeing the audit function, financial reporting, internal controls, enterprise risk management (ERM) and finance matters generally.

The committee is responsible for:

•	overseeing the integrity of our financial statements, financial disclosure and internal controls over financial reporting
•	overseeing compliance with related legal and regulatory requirements
•	reviewing the qualifications and independence of the independent auditor and internal auditor and overseeing their performance
•	overseeing the rotation of the audit partner, and the independent auditor as necessary
•	reviewing earnings and dividend guidance and other future-oriented financial information, disclosure documents and prospectuses or other offering documents with management before recommending to the board for approval and release externally
•	overseeing the appropriateness of material financing, capital and tax structures
•	overseeing our ERM program and our insurance program
•	overseeing all related party transactions including identifying, reviewing and approving all related party transaction and related disclosure (see page 43). There were no material related party transactions in 2021.

It is also responsible for overseeing and administering the following policies, all of which were updated in 2021:

•	derivative instruments and hedging policy
•	disclosure policy (and disclosure committee mandate together with the governance and sustainability committee)
•	guidelines for hiring employees and former employees of the independent auditor
•	internal audit function
•	pre-approval policy for independent auditor services
•	reporting allegations of suspected improper conduct and wrongdoing (renamed speak up policy).

You can find a complete copy of the committee mandate, which was updated in 2020, on our website (www.fortisinc.com).

Meetings can be called by the committee chair, two committee members or the external auditors. A meeting of three committee members constitutes a quorum. The committee met five times in 2021 and set aside time at each meeting to meet without management present. It also met separately with the Chief Financial Officer (CFO), internal auditor and external auditors at each meeting.

Additional information about the composition and oversight of the audit committee can be found on pages 28 and 34 of our annual information form dated February 10, 2022 on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

(1)	Ms. Manes was appointed to the committee following the annual meeting on May 6, 2021.

2022 MANAGEMENT INFORMATION CIRCULAR	33

Human resources committee

Jo Mark Zurel (Chair)

Pierre J. Blouin

Paul J. Bonavia

Lawrence T. Borgard

Margarita K. Dilley

Julie A. Dobson

Douglas J. Haughey
Gianna Manes (1)

100% independent

The members of the human resources committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that sound compensation risk management principles are adhered to in order to align management and shareholder interests. All members have significant senior leadership experience at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in complexity to Fortis.

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for:

•	evaluation of the senior executives
•	recommending to the board the appointment of executive officers
•	human resources planning, including talent management and succession planning (see page 40)
•	designing and overseeing the compensation and benefits program for senior executives and the CEO and ensuring the compensation program is aligned with Fortis’ strategy, risk management framework and corporate performance
•	overseeing workplace diversity and inclusion strategy, plans and practices.

The committee seeks advice and special expertise from external independent consultants to help it carry out its duties. Willis Towers Watson has been engaged as the committee’s primary compensation consultant for executive compensation matters. Korn Ferry is also engaged periodically to provide job evaluation services and market compensation data. In addition, Mercer provides general pension consulting and actuarial advice.

The committee is responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers the following policies, all of which were updated in 2021:

•	executive compensation policy
•	respectful workplace policy
•	board and executive diversity policy (together with the governance and sustainability committee)
•	advisory vote on executive compensation policy (say on pay)
•	statement of investment policy and procedures.

It also oversees and administers our four employee compensation plans: performance share unit plan, restricted share unit plan, 2012 stock option plan and the ESPP. You can read about these plans beginning on page 69.

You can find a complete copy of the committee mandate, which was updated in 2021, on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met six times in 2021 and set aside time at each meeting to meet without management present.

(1)	Ms. Manes was appointed to the committee following the annual meeting on May 6, 2021.

34	FORTIS INC.

Governance and sustainability committee

Pierre J. Blouin (Chair)

Tracey C. Ball

Paul J. Bonavia

Maura J. Clark

Julie A. Dobson

Lisa L. Durocher (1)

Douglas J. Haughey

100% independent

The governance and sustainability committee assists the board in overseeing our corporate governance and sustainability policies, practices and procedures, the nomination, assessment and compensation of directors, as well as oversight of our information technology infrastructure.

Members of the committee bring a mix of governance and sustainability experience through senior leadership roles in utilities and energy, regulated businesses and public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies.

The committee is responsible for:

•	developing and recommending an approach on corporate governance matters to the board
•	overseeing Fortis’ commitment to sustainability and reviewing our sustainability reporting, including climate-related risks and opportunities
•	overseeing our cybersecurity program
•	the size and composition of the board, including competencies and skills, diversity and renewal mechanisms
•	proposing new director candidates for nomination to the board
•	advising the board on committee membership, the appointment of committee chairs and board Chair succession planning (see pages 53 and 54)
•	carrying out an assessment process specified by the board for board, committee and director effectiveness (see page 53)
•	maintaining a comprehensive orientation and continuing education program for directors
•	reviewing director compensation and making recommendations to the board.

The committee reviews all policies, mandates and position descriptions and recommends any changes or additions to the board. It oversees and administers the following policies, all of which were updated in 2021:

•	code of conduct
•	anti-corruption policy
•	shareholder engagement policy
•	director governance guidelines
•	disclosure policy and disclosure committee mandate (together with the audit committee)
•	board and executive diversity policy (together with the human resources committee)
•	insider trading policy
•	majority voting policy
•	political engagement policy (together with subsidiary political engagement guidelines)
•	privacy policy.

You can find a complete copy of the committee mandate, which was updated in 2021, as well as a copy of the code of conduct and certain other governance policies, on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met seven times in 2021 and set aside time at each meeting to meet without management present.

(1)	Ms. Durocher was appointed to the committee following the annual meeting on May 6, 2021.

2022 MANAGEMENT INFORMATION CIRCULAR	35

Board chair selection committee (ad hoc committee of the board)

Douglas J. Haughey (Chair)

Tracey C. Ball

Paul J. Bonavia

Gianna M. Manes

100% independent

The board chair selection committee was established in 2021 to assist the board in overseeing a process for selecting and recommending an eligible candidate to serve as Chair of the board, succeeding Douglas J. Haughey on or before his retirement, scheduled for May 2023.

Members bring a mix of governance, financial, risk management, energy, government relations and sustainability experience to the committee through senior leadership roles in utilities and energy, regulated businesses and public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies.

The committee is responsible for the following as set out in its mandate:

•	establishing selection criteria based on the position description for the Chair of the board
•	establishing a process for evaluating and considering potential candidates
•	conducting investigations, surveys or interviews to evaluate potential candidates
•	providing regular status updates to the board
•	recommending to the board an eligible candidate to serve as board chair, succeeding the current Chair of the board.

The committee has the discretion to engage outside advisors or experts as appropriate.

The President and Chief Executive Officer and the Executive Vice President, Chief Legal Officer and Corporate Secretary are invited to attend meetings of the committee.

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met twice in 2021 and set aside time at each meeting to meet without management present.

36	FORTIS INC.

2 Governance

Our board and management acknowledge the critical importance of good governance practices in the proper conduct of our affairs. We routinely review our governance framework against evolving best practices to ensure we maintain our high governance standards.

Where to find it

38 Our governance policies and practices

39 About the Fortis board

2022 MANAGEMENT INFORMATION CIRCULAR	37

Our governance policies and practices

Our governance practices comply with the corporate governance guidelines in National Policy 58-201 – Corporate Governance Guidelines and our voluntary adoption of several standards set out under SEC Rule 303 and the NYSE governance standards that apply to U.S. issuers.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. In addition to independent directors, subsidiary boards typically include the subsidiary’s CEO for operating expertise, one or more officers of Fortis and in certain cases an executive of another Fortis operating subsidiary or a Fortis director. This structure ensures that subsidiary boards provide effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Fortis governance at a glance

Board composition

- Appropriate size (13 directors, assuming all nominees are elected)
- Majority of directors are independent (92% or 12 of 13 directors)
- Diversity policy to ensure all aspects of diversity are considered
- Skills matrix to manage the mix of skills and experience

Independence

- Independent Chair of the Board
- Separate Chair and CEO positions to ensure accountability
- All board committees are 100% independent
- Sessions of independent directors at all meetings

Compensation

- Annual advisory vote on executive pay
- Benchmarking to ensure competitiveness and to identify market trends
- Compensation clawback policy to mitigate risk
- Share ownership requirements for directors and executives
- Board discretion to adjust calculated incentive awards
- Regular compensation risk assessments completed

Director elections

- Directors elected annually
- Directors elected individually, not by slate
- Majority voting policy to ensure directors receive shareholder support

Ethics and education

- Code of conduct
- Orientation program for new directors
- Board education program for ongoing development
- Annual board assessment process to ensure board effectiveness
- Respectful workplace policy

Fortis is committed to meeting all requirements regarding the disclosure of material information. Our disclosure policy, updated in 2021, sets out principles and procedures to ensure that our disclosure is consistently timely, accurate and broadly disseminated in accordance with applicable law.

Certain of our governance policies are available on our website. You can find a detailed description of how our corporate governance practices align with the applicable rules and standards of the Canadian Securities Administrators and the TSX in Appendix A.

38	FORTIS INC.

About the Fortis board

Our board of directors is responsible for the stewardship of Fortis and its businesses. The Chair of the board is an independent director and is responsible for providing leadership to the board.

The board works closely with the President and Chief Executive Officer, who has primary responsibility for executive leadership and management of the business.

Three standing committees help the board carry out its responsibilities, and all three committees are made up of independent directors. The Chair of the board is a member of each committee for continuity and consistency. The board, on the recommendation of the governance and sustainability committee, appoints the committee chairs and the positions generally rotate every four years.

Each committee has a written mandate that sets out its responsibilities and areas of focus. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements.

Committee mandates, along with the position descriptions of the Chair of the board and the President and Chief Executive Officer, are reviewed every two years with the last review in 2020. Changes to committee mandates are approved by the governance and sustainability committee and the board. The committee reports in this circular set out the governance policies under their respective areas of responsibility.

In 2021 the board chair selection committee was established as an ad hoc committee of the board to assist in overseeing a process for selecting and recommending an eligible candidate to serve as the next Chair of the board, succeeding Douglas J. Haughey on or before his retirement, which is scheduled for May 2023 (see pages 36 and 54).

The board and the committees each meet without management present at every meeting. Mr. Hutchens is not a member of any board committee but is invited to attend committee meetings in his capacity as President and Chief Executive Officer of Fortis. There is no executive committee of the board.

You can read more about meeting attendance on page 31 and the board committees beginning on page 33.

Independence

We believe an effective board must have a majority of independent directors.

Our articles require a minimum of three and maximum of 15 directors on the board. This year we have 13 nominated directors for election at the annual and special meeting.

The board has determined that 12 of the 13 nominated directors are independent and meet the definition in National Instrument 52-110 – Audit Committees and the independence requirements set out in Sections 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual.
Mr. Hutchens is not independent because he is our President and Chief Executive Officer.

The board meets without its non-independent directors at every meeting.

Position descriptions

We have formal position descriptions for the Chair of the board and the President and Chief Executive Officer that set out their roles and responsibilities.

The role and responsibilities of the committee chairs are described in the mandate for each board committee.

Copies of the position descriptions and committee mandates are posted on our website (www.fortisinc.com).

Delivering a cleaner energy future

We are committed to delivering safe and reliable electricity and natural gas to our customers and are working hard to deliver a cleaner energy future.

In September 2020 we announced a corporate-wide target to reduce Scope 1 carbon emissions 75% by 2035, compared to 2019 levels. The governance and sustainability committee oversees our sustainability activities, reporting and our activities and progress in reaching this goal. You can read more about the committee on page 35 and the new carbon reduction measure included in our 2021 annual incentive on pages 79 and 80.

External advice

Fortis pays the cost of any independent external advisors retained by the board or committees.

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Independent reporting requirements

Our significant operating subsidiaries (FortisBC Energy, ITC, and TEP) as well as FortisBC, FortisAlberta, Newfoundland Power and Caribbean Utilities are reporting issuers with independent governance and reporting obligations under Canadian or U.S. securities laws. Accordingly, each of these subsidiaries has established an audit committee and human resources committee in accordance with applicable rules and policies about matters such as independence and financial literacy.

The boards and relevant committees of each of these subsidiaries also independently prepare and publicly file continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements and management discussion and analysis (MD&A). The public filings of, or on behalf of, each reporting issuer subsidiary can be accessed on SEDAR (www.sedar.com) or, in the case of ITC and TEP, on EDGAR (www.sec.gov).

Role and responsibilities

The board is responsible for ensuring effective leadership and for providing oversight in several key areas, including strategy, succession planning, leadership diversity, risk management, sustainability and corporate governance. The board establishes our fundamental policies and standards for business operations, and supervises and evaluates our overall performance and achievement of goals.

Strategy

The board oversees our strategic planning process, reviews and approves the strategic plans and monitors our progress against our five-year business plan. Time is set aside at each regularly scheduled board meeting to discuss our strategy, our progress and to address and prioritize developments, opportunities and issues that may arise throughout the year.

The board holds an annual strategy session to review and set expectations for growth, identify and consider growth opportunities and provide input on a broad range of risks and risk mitigation measures. In addition to hearing from management, we periodically invite external speakers to provide views on trends and issues that may have an impact on our strategy and risk profile.

The annual session, along with regular progress updates, education sessions and discussions, facilitates clear communication between the board and senior management about our strategy and helps the board ensure that the strategy aligns with stakeholder interests.

Leadership succession

The board considers succession planning for the President and Chief Executive Officer and other executive positions as a continual process, and it is one of its most critical functions. This includes an interim CEO succession plan in the event of an emergency situation.

David Hutchens was appointed President and Chief Executive Officer effective January 1, 2021 following a comprehensive process that included a review of the board’s long-term CEO succession plan, a scan of the utility industry market, and evaluation of potential candidates with the support of an independent consultant.

The human resources committee and the board regularly work on succession planning and our talent management program is an integral part of their efforts. The program enhances our ability to identify, develop and assess individuals across Fortis who may be candidates for executive positions in the future. External candidates are also periodically considered when filling executive roles to ensure we are attracting the best talent.

We announced two executive leadership changes in the last year: the retirement of James P. Laurito, Executive Vice President, Business Development and Chief Technology Officer effective December 31, 2021 after a very successful career in the energy sector, and the appointment of Gary J. Smith, formerly Executive Vice President, Eastern Canadian and Caribbean Operations, to the new position of Executive Vice President, Operations and Innovation effective
January 1, 2022.

Mr. Smith has held leadership roles in energy delivery, operations and customer service during his three decades with the Fortis organization and will lead our innovation priorities and build on our work to foster an innovative culture throughout the Fortis group of companies. He will continue to oversee our Eastern Canadian and Caribbean operations and our cybersecurity and technology functions.

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Leadership diversity

We recognize the value of having a diverse leadership team. Assembling a team with different experiences, perspectives and ideas mitigates the likelihood of group-think bias and improves decision-making. We also believe that it’s important for our leaders and employee base to reflect the diversity of the communities we serve.

The board and executive diversity policy sets out our philosophy with respect to diversity on the board (see page 50) and in executive leadership.

The board has not set specific representation targets for the leadership team when identifying potential candidates for executive officer positions. However, the board considers diversity when identifying potential candidates for executive officer positions to ensure that a representative list of candidates, including women, is included in the group of prospective candidates.

Diversity is a key factor in our hiring practices and our corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Fortis organization. Diversity includes, but is not limited to, women, Indigenous persons, persons with disabilities and members of visible minorities (see About our practices below). The human resources committee is responsible for ensuring that we respect the objectives of the diversity policy when implementing our talent management strategy and when identifying and evaluating external candidates for executive leadership positions.

Women currently represent 45% of the executive leadership team at Fortis. As of March 3, 2022, Jocelyn Perry was one of only eight female CFOs represented in the TSX 60 and she and Nora Duke, EVP, Sustainability and Chief Human Resources Officer (CHRO) were two of just 23 female named executive officers in the TSX 60 group of companies.

Women currently represent 45% of our executive leadership team, including Jocelyn Perry and Nora Duke, two of our named executive officers.

We are a signatory to the 30% Club Canada, a group of board chairs and CEOs committed to better gender balance at the board and senior management levels. The club recognizes that greater diversity leads to better governance and business outcomes and, as a signatory, Fortis commits to meaningful, sustainable gender balance in our leadership.

We completed a diversity survey of our Fortis executives enterprise-wide in the first quarter of 2022 to better understand the diversity profile of our most senior leaders. Over 90 executives across the Fortis group, in Canada, the United States and the Caribbean, participated in the survey, which included those at the level of Chief Executive Officer, Executive Vice President, Senior Vice President and Vice President.

Fortis named a gender diversity leader two years in a row

In 2021 Fortis was once again named an honouree, recognized by the Globe & Mail’s Report on Business magazine as one of only 71 corporations in Canada at the forefront of women in leadership positions. Launched in 2020, Women Lead Here is an annual benchmark for gender diversity in Canada.

Fortis-wide diversity council

In 2020 we established a Diversity, Equity and Inclusion Advisory Council with diverse, senior-level representation from across Fortis to guide our inclusion and diversity strategy and implementation.

In 2021 the council completed foundational work and advanced initiatives related to racial equity and our workforce diversity surveys.

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The graphic below shows the diversity representation of executives across the Fortis group.

(1)  Approximately 2% of Fortis group executives self-identified as having a disability and 2% self-identified as veterans.

(2)  Representation of ethnic groups other than White/Caucasian is more predominant for executives in the Caribbean.

(3)  Includes 5% of Fortis group executives who represent two or more ethnicities and approximately 1% who did not wish to self-identify.

Establishing baseline diversity representation for our enterprise-wide executive team is critical to understanding our current profile and will support the development of executive diversity representation targets.

Details about diversity representation at Fortis over the past three years are provided in our 2021 sustainability update. This document and our board diversity policy are available on our website (www.fortisinc.com).

About our practices

We adopted an inclusion and diversity commitment, which more broadly demonstrates our commitment across all of our operating utilities to create a workplace that values and encourages inclusion and diversity. We refer to this organization-wide pledge in our code of conduct, which was updated in 2021 and applies to everyone at Fortis (see page 48).

We comply with all applicable equal opportunity, human rights and non-discrimination laws that apply, as well as applicable occupational health and safety and labour standards laws. We support the spirit and intent of international human rights conventions such as the United Nations’ Universal Declaration of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work.

We do not discriminate in our hiring practices and we work hard to make sure that our people are treated fairly, compensated appropriately and promoted without discrimination.

The Fortis leadership team has personally committed to demonstrate leadership in advancing inclusion and diversity, fostering an inclusive culture based on merit and free of conscious or unconscious bias.

In 2020 Fortis signed the BlackNorth Initiative, joining other Canadian public companies in a pledge to take deliberate action to address systemic anti-Black racism and build on our commitment to be an inclusive and diverse workplace.

New diversity measure in annual incentive plan in 2022

In 2022 we are introducing a new diversity, equity and inclusion (DEI) measure to the corporate performance assessment under our annual incentive plan (see page 60).

The new measure supports our continued advancement on diversity and our commitment to engagement, training and understanding our diversity profile.

Committed to high standards

We strive to treat people equally, without differentiating based on race, nationality, culture, ethnicity, Indigenous status, colour, religion, age, gender identity and expression, marital status, family status, sexual orientation, political belief, source of income, ability and disability or disfigurement in our employment practices or hiring of contractors or third-party providers.

Fortis Leadership Lab

In 2021 we established the Fortis Leadership Lab to develop our talent pipeline and further encourage an innovative culture. The lab serves as a hub for talent management and our development program for employees early in their leadership progression.

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Risk management

Our business is highly regulated and managing our financial and business risks is one of our primary objectives.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors with a majority of independent directors. This structure provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of our policies, guidelines and best practices. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are subject to significant regulatory scrutiny in each of their respective jurisdictions.

The board is responsible for understanding the material risks of our business and the mitigation strategies, and for taking reasonable steps to ensure that management has an effective risk management system in place relative to our risk profile so we can achieve our strategic objectives. This includes an increased focus on sustainability risk enterprise-wide to ensure proper oversight and good governance generally.

Cross-committee membership strengthens risk oversight and reinforces good governance. For example, two members of the audit committee are also members of the governance and sustainability committee and another two members of the audit committee are members of the human resources committee. The Chair of the board is a member of each board committee for continuity and strong oversight.

About ERM

The board, through the audit committee, oversees our enterprise risk management program. Senior management at Fortis and our subsidiaries seek to identify and manage all material risks facing the business by applying a common risk management framework. ERM at the subsidiary level is overseen by each subsidiary’s board – most are composed of a majority of independent directors.

Every year the board receives an ERM risk assessment report prepared by management that outlines strategic risks and related risk mitigation strategies. Material risks identified at the subsidiaries form part of the risk assessment. Management assesses the risk profile quarterly and provides updates to the board throughout the year.

In 2021 the board continued to monitor risks posed by the COVID-19 pandemic, including health and safety of employees and customers and operational and financial risk, while continuing to focus on our capital projects and our focus areas for growth, as well as expectations related to ESG performance. As part of our regular policy review process, the board approved updates to our governance policies in 2021 to ensure continued strong risk oversight, including our disclosure, anti-corruption and speak up policies, those related to our internal audit function, political engagement and guidelines for hiring employees of the independent auditor, among others. See the committee reports beginning on page 33 for more information.

About environmental and social (E&S) risk

We incorporate climate-related risks in our ERM program and our methodology for assessing business risks captures the long-term nature of climate change.

We recently released our first TCFD report which includes a consolidated climate risk assessment of four climate change scenarios at our five largest subsidiaries.

Our annual incentive plan includes sustainability measures (see pages 79 and 80). Beginning in 2022, both our annual incentive plan and our PSU plan will have sustainability measures, including measures relating to carbon reduction and climate change (see page 60).

Related party transactions

The audit committee, on behalf of the board, is responsible for overseeing all related party transactions, which means any transaction between Fortis and an executive officer, director, principal shareholder or their immediate family members. The committee reviews all related party transactions and discusses details with management and others as it deems appropriate. The audit committee must approve all related party transactions and related disclosure. You can read more about the audit committee on page 33.

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You can find a more comprehensive discussion of risk management in our 2021 MD&A beginning on page 36 of our 2021 annual report. The annual report is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Cybersecurity risk management

Our cybersecurity strategy is based on the fundamental pillars of our cybersecurity risk management program (CRMP), increased information sharing and building a culture of security.

Each Fortis utility and the corporate head office has adopted an enterprise-wide CRMP that allows for the identification, measurement, monitoring and management of cybersecurity risks throughout the company. Through board and management oversight, our cybersecurity strategy supports effective enterprise risk management and creates investment opportunities in our subsidiaries.

Our Vice President, Chief Information Officer coordinates the CRMP program with the leaders of each subsidiary’s IT group. The program mirrors the structure of our ERM framework and focuses on key risks including asset and identity management, threat and vulnerability analysis, situational awareness, information sharing, incident response, supply chain and insider threats. These processes are audited to top information security standards and/or are audited by third party providers. We have an information security risk insurance policy.

Our governance and sustainability committee, on behalf of the board, is responsible for oversight of cybersecurity and receives a report on cybersecurity and technology at each regularly scheduled meeting. Fortis has not had any reportable cybersecurity breaches since we began reporting on cybersecurity in 2018.

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Sustainability

We pride ourselves on being a safe and reliable energy provider for our customers and the communities we serve and we are committed to doing our part to make progress on the most pressing sustainability issues.

We believe progressive sustainable practices are good for our business, employees, customers and all our stakeholders. We are primarily a transmission and distribution company so our environmental footprint is relatively small compared to our peers, however, we are strongly committed to conducting our business in an environmentally responsible way. We use sound environmental judgment in our decision-making, planning and operations to meet the existing and future energy needs of our customers.

We have been making steady progress on our path to delivering cleaner energy, focusing on:

•	capital investment in a green and resilient grid to increase capacity and withstand extreme weather and other events

•	shifting away from fossil fuel generation to solar and wind projects

•	production and supply of renewable gas

•	carbon reduction and other environmental stewardship

•	energy efficiency programs

•	electric vehicle penetration.

In October 2021 we announced our new five-year capital plan of $20 billion, our largest capital plan to date. The new capital plan invests in our energy infrastructure and supports a cleaner energy future: 85% of the new plan consists of relatively small projects with the remainder focused on 11 major capital projects, and $3.8 billion of the capital plan relates to investments that reduce carbon emissions, water usage or increase customer energy efficiency.

In September 2020 we announced a corporate-wide target to reduce Scope 1 carbon emissions 75% by 2035 compared to 2019 levels, underscoring our commitment to sustainability and industry leadership with a shorter timeframe for emissions reduction. The pace of our planned emissions reduction is well below the two-degree Celsius pathway and is aligned with the goals of the Paris Agreement. See below for our progress to date.

Carbon emissions target

We are demonstrating progress against our corporate-wide target to reduce Scope 1 carbon emissions 75% by 2035 compared to 2019 levels.

We achieved a 20% reduction in Scope 1 carbon emissions through 2021 relative to 2019, equivalent to taking 540,000 vehicles off the road in one year and supporting our 75% reduction target by 2035. In addition:

•	TEP expects to add 2,400 megawatts (MW) of new wind and solar power and 1,400 MW of energy storage to support its Integrated Resource Plan and its plan to exit coal by 2032 (see page 47)
•	ITC plans to invest in transmission to interconnect renewables over the next five years, including 2,800 MW of generator interconnections in the U.S. Midwest and in multi-value projects
•	Cleaner energy initiatives are underway at our electric and gas utilities in Western Canada, including renewable and liquefied natural gas investments in British Columbia and distributed energy resource integration investments in Alberta.

Beyond reducing Scope 1 emissions, all of our utilities are focused on improving their environmental footprint, including reducing their Scope 2 and 3 emissions. By 2035, 99% of our business will be focused on energy delivery and renewable, carbon-free generation with a coal-free generation mix by 2032. You can read more about the carbon emissions reduction target and our progress in our 2021 annual report on our website (www.fortisinc.com) and our cleaner energy initiatives in our 2021 sustainability update and on the websites of the Fortis utilities.

Our sustainability commitment

At Fortis, we focus on conducting business in a responsible manner and protecting the environment for future generations. To measure our progress, we regularly set and review sustainability focused objectives, targets and programs with a commitment to continuous improvement.

2021 highlights

•	Achieved a 20% reduction in Scope 1 emissions through 2021 relative to 2019

•	After realizing our best safety performance in 2020, we continued to outperform industry averages for safety and reliability performance

•	Signed on as a supporter of the TCFD in 2021

•	Added 50+ new key performance indicators in 2021, including 14 that align with the SASB standards

•	Strengthened the link between sustainability and executive compensation by adding a new measure to address carbon reduction and climate change (see pages 79 and 80)

•	Achieved 50% female representation on our board in 2021

•	Attended COP26 in Glasgow, Scotland as a member of the Canadian delegation.

You can read more about sustainability at Fortis in our 2021 sustainability update on our website (fortisinc.com).

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We produce a comprehensive sustainability report every two years and report annually on key performance indicators. The report covers our 10 utility operations throughout North America and contains information and data on the environment, governance, customers, our people and community engagement. Our most recent sustainability update was released in July 2021 and includes information about our progress on reducing carbon emissions, updated sustainability key performance indicators and alignment with SASB standards, our support of TCFD and COVID-19 measures taken throughout the Fortis organization to support our people. Fortis became an official TCFD supporter in July 2021 and is committed to fully implementing the TCFD recommendations. A consolidated climate risk assessment has been completed at the five largest Fortis utilities. Climate-related risks and opportunities identified during the assessment are included in the first Fortis 2022 TCFD and climate assessment report, which was released in March 2022. All of our sustainability reports and updates are available on our website (www.fortisinc.com).

Board oversight

Our governance and sustainability committee receives a report on sustainability at each regularly scheduled meeting. It reviews our short- and long-term sustainability objectives and our progress against these objectives, programs and practices designed to promote sustainability, and advises the board on the status and adequacy of efforts to ensure business is conducted in a manner that meets high standards of sustainability.

Subsidiary sustainability

Fortis and its subsidiaries share a commitment to the environment, health and safety in our operations and we strive for continual performance improvement. Each operating subsidiary has a comprehensive environmental management program aligned with ISO 14001 and regularly sets and reviews environmental objectives, targets and programs.

As part of the regulatory process, each operating subsidiary continually engages with stakeholders, including community groups, regulators and customers, to discuss the environmental impact of delivering safe, reliable, efficient energy to customers in communities where we operate.

Our corporate environmental statement sets out our commitment to comply with all applicable laws and regulations relating to the protection of the environment, regularly conduct monitoring and audits of environmental management systems and seek feasible, cost-effective opportunities to decrease GHG emissions and increase renewable energy sources.

Supporting our people and responding with resilience

As we continue to navigate through the COVID-19 pandemic, employee safety remains a priority and guides every decision. We stay grounded in our responsibility to do what’s right and deliver safe and reliable energy to customers. We continue to outperform industry averages for safety and reliability performance, and safety improvements and prevention remain a top priority (see page 79 to read about our safety performance in 2021).

Strong leadership and engaged employees are key to our efforts. Our teams worked together to create new ways of operating during the COVID-19 pandemic, bringing Fortis purpose and values to the forefront. We keep decision-making local, act with agility and share lessons learned across the Fortis group in real time. Each utility has business continuity and crisis communications plans which are updated and tested on a regular basis and our four crisis response priorities established in early 2020 – health and safety, operations, working remotely and supply chain – have remained a priority focus throughout the COVID-19 pandemic.

Operating practices were adjusted based on utility needs and circumstances to keep our employees safe. We focused on several areas including workplace screening, masks and hygiene practices, workplace contact tracing, mental health and well-being and protocols for positive cases. Communications with and between employees was stepped up to include information on a wide range of issues and we enhanced employee wellness and engagement with fitness and health promotions, virtual ergonomic assessments, expansion of employee and family assistance service offerings, mental health offerings, periodic surveys and touch points, among other things. All employees across the Fortis organization are eligible to receive paid sick leave.

We have also devoted considerable attention to career development, filling roles from within to advance opportunities for our people and to support our retention efforts. Nearly two-thirds of job vacancies are filled by existing employees.

Sustainability governance at a glance

•	Board of directors ─ responsible for risk management oversight and ensuring business is conducted to meet high standards of environmental and social responsibility.

•	Governance and sustainability committee – provides sustainability oversight, including reviewing programs designed to promote sustainability.

•	President and CEO ─ responsible for the long-term success of Fortis and our sustainability strategy.

•	Executive Vice President, Sustainability and CHRO ─ responsible for enterprise-wide sustainability and stewardship.

•	Utilities ─ responsible for establishing sustainability objectives within the broader Fortis strategy and implementing local operational aspects of sustainability.

•	Sustainability working group ─ responsible for implementing our sustainability strategy and directing our reporting practices.

•	Fortis cross-functional groups ─ deal with operational and core subject matters and identify opportunities for collaboration across the group of companies.

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Strong industry involvement

Newfoundland Power

Sustainable electricity focuses on the environmental, economic and social aspects of the electricity business and it is Newfoundland Power’s response to the challenge of creating a sustainable tomorrow. The Fortis utility is a member of Electricity Canada and an active participant in its Sustainable Electricity Program, which promotes the integration of sustainability in business decision-making and continuous performance improvement. In 2021 Newfoundland Power received the Sustainable Electricity Company™ designation for its achievement in prioritizing sustainability practices. The designation requires utilities to conform to the internationally-recognized ISO 14001 standard on Environmental Management Systems and ISO 26000 Guidance on Social Responsibility. Companies must also pass an independent external verification. Newfoundland Power is only the 10th company in Canada to receive this prestigious designation.

Tucson Electric Power (TEP)

TEP is planning a dramatic expansion of clean energy resources that will allow it to provide more than 70% of its power from renewable resources while reducing carbon emissions by 80% by 2035. This vision is detailed in TEP's 2020 Integrated Resource Plan (IRP), filed with the Arizona Corporation Commission. The IRP provides regulators, customers and other stakeholders with information about current resources, detailed assumptions and analyses about future energy requirements, and strategies for meeting customers’ long-term energy needs. TEP held an all day, online virtual workshop for the public and created an advisory council consisting of residential and business customers, local governments, public schools, limited-income advocates, solar installers and environmental advocates to solicit input and help create a balanced, long-term plan that helps the community achieve sustainability goals.

Energy Impact Partners

Since 2016 Fortis has been an investor in Energy Impact Partners (EIP), a global investment firm leading the transition to a sustainable future. EIP brings together leading energy and industrial companies with entrepreneurs that are facilitating the transition to cleaner energy. With over US$2 billion in assets under management, EIP is investing in all asset classes of the low carbon economy, including venture and growth, deep decarbonization and enhancing industry diversity and inclusion. Fortis’ investment in EIP is contributing valuable insights to the innovative technologies and approaches that will be needed to accelerate the clean energy transition. Visit EIP’s website (www.energyimpactpartners.com) to learn more.

More about sustainability at Fortis

Scaling solar energy

Like most islands in the Caribbean, the Turks and Caicos Islands rely heavily on imported sources of petroleum to operate its electricity generating plants. To reduce this dependency, FortisTCI is expanding its renewable generation through a 1 MW utility-scale solar photovoltaic (PV) project across its service territories. In partnership with global renewable energy consultant Rocky Mountain Institute and its Islands Energy Program, FortisTCI will own and operate five solar PV systems at various sites. FortisTCI also has a program that offers qualifying customers the opportunity to lease their rooftop space for the generation of solar energy in exchange for a credit on their monthly electricity bill.

Building a cleaner, greener grid

In April 2021 TEP’s new Wilmot Energy Center in Tucson went into service with a 100 MW solar array and a 30 MW battery energy storage system, each the largest of its kind on TEP’s local energy grid. TEP also started delivering power from its new 250 MW Oso Grande Wind project in New Mexico that month. In late 2021, the 99 MW Borderland wind farm went into service. With these new systems, TEP has the ability to produce approximately 30% of its power from renewable sources. The systems are a big part of TEP’s plan to provide more than 70% of its power from renewable resources while significantly reducing carbon emissions.

Protecting Alberta’s birds

When birds travel, or seek out power lines for perching, feeding, hunting or even nesting, they can come into contact with energized wires or equipment, risking electrocution and the potential for electrical outages and fires. FortisAlberta’s avian protection plan minimizes operational risk and protects birds by providing nesting platforms, reduced work near nests during sensitive breeding seasons, redesigned power poles and support for partners in education and conservation.

Bringing clean energy to First Nations communities

The Wataynikaneyap Transmission Power Project began construction in 2019 and is constructing approximately 1,800 kilometres of transmission lines to connect 17 remote First Nations communities to the Ontario power grid for the first time. The project is expected to be completed in 2024. The project will replace diesel generation with clean grid energy and is expected to reduce emissions by 6.6 million tonnes over 40 years. The project is also developing local workforce skills and delivering economic benefits to First Nations communities.

Strong community partnerships

Our community pillars focus on arts and culture, education and social development. In 2021 the Fortis group of companies invested more than $10 million in communities, providing support to our community pillars and COVID-19 relief efforts.

You can read more about our community investment and sustainability at Fortis in our 2021 sustainability update on our website (www.fortisinc.com).

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Our expectations of directors

We expect our directors to commit a significant amount of time to their role and carry out their duties with a high degree of professionalism. Prior to a candidate’s nomination, the chair of the governance and sustainability committee and the Chair of the board meet with the candidate to discuss the specific responsibilities of serving on our board, the importance of personal integrity and ethical behaviour, the nature of work done by our board committees, the expected workload and the necessary time commitments. These discussions are revisited with each director during the annual director assessment process. This ensures all directors understand our expectations and will carry out their responsibilities in accordance with our high standards.

Integrity

We are committed to the highest standards of ethical business practice and conduct and have zero tolerance for unethical conduct or breaches of integrity,

Our board’s conduct is grounded in its duty to act in the best interests of Fortis and its stakeholders. We also expect our directors to act ethically, conduct themselves in accordance with our policies and avoid any conflicts of interest.

Our code of conduct applies to employees, officers and directors, and where feasible, to consultants, contractors and representatives of Fortis and each Fortis subsidiary. The code sets out different ways someone can report a concern or possible infringement, including methods for filing a report anonymously. The audit committee oversees the reporting process as outlined in our speak up policy, while the governance and sustainability committee oversees and administers the code and reviews it regularly.

Changes to the code are approved by the board. The code was updated in 2021 and the new version went into effect on January 1, 2022. A copy is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The code is supported by other policies including our anti-corruption policy, respectful workplace policy and speak up policy, all of which were updated in 2021. You can find our key policies and read more about corporate governance at Fortis on our website (www.fortisinc.com).

Accessible code of conduct

Our code of conduct is a comprehensive guide to ethical and professional behaviour at Fortis. The code is in plain language and is user friendly.

All employees certify that they have read and understand the code and receive training on the code.

While each Fortis subsidiary adopts its own code, the general principles and spirit of the Fortis code of conduct apply universally across the entire Fortis organization.

Attendance and responsibilities

We believe that an active board governs more effectively. We expect all directors to attend all regularly scheduled meetings of the board, their committee meetings and the annual meeting of shareholders. All directors had 100% meeting attendance in 2021.

The President and Chief Executive Officer is not a member of the committees of the board and is invited to attend meetings in his capacity as President and Chief Executive Officer (see page 31).

We recognize that directors may receive short notice about special meetings, but we expect directors to make their best efforts to attend them. Directors can participate in meetings virtually if they cannot attend in person. Due to the COVID-19 pandemic, all board and committee meetings in 2021 were held virtually to respect public health guidance and protect everyone’s health and safety.

Share ownership

We require our directors to own equity in Fortis so they have a vested interest in our future success. Directors must own three times their annual retainer in Fortis equity within five years of joining the board. Directors can count common shares and/or DSUs toward meeting the guideline. Our newer directors – Ms. Durocher and Ms. Manes – are building their equity ownership as shown in the table on the next page.

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The table shows each director’s equity ownership as at March 18, 2022 and their holdings for the previous year. It does not include Mr. Hutchens because he is required to meet our share ownership requirements for executives (see page 66).

	Equity ownership March 18, 2022		Equity ownership March 19, 2021		Net change			Multiple of		Year to meet
	Common Shares	DSUs	Common shares	DSUs	Common shares	DSUs	Market value March 18, 2022 (1)	2021 annual retainer		share ownership requirement
Tracey C. Ball	4,950	26,293	4,950	23,002	–	3,291	$1,876,767	7.2	x	–
Pierre J. Blouin	2,380	22,642	2,380	19,483	–	3,159	$1,503,072	5.8	x	–
Paul J. Bonavia	–	10,093	–	7,377	–	2,716	$606,287	2.1	x	2023
Lawrence T. Borgard	5,258	13,229	5,258	10,400	–	2,829	$1,110,514	3.9	x	–
Maura J. Clark	2,000	19,898	2,000	16,829	–	3,069	$1,315,413	4.5	x	–
Margarita K. Dilley	2,040	17,310	2,040	14,334	–	2,976	$1,162,355	4.1	x	–
Julie A. Dobson	2,200	10,093	2,200	7,377	–	2,716	$738,441	2.6	x	2023
Lisa L. Durocher	–	3,524	–	–	–	3,524	$211,687	0.9	x	2026
Douglas J. Haughey	10,000	49,183	10,000	43,158	–	6,025	$3,555,123	8.7	x	–
Gianna M. Manes	–	4,241	–	–	–	4,241	$254,757	0.9	x	2026
Jo Mark Zurel	10,000	16,385	10,000	13,450	–	2,935	$1,584,947	6.0	x	–

(1)	Based on $60.07, the closing price of our common shares on the TSX on March 18, 2022.

Serving on other boards

As board and committee service requires significant time and attention in order for a director to properly fulfill his or her responsibilities, we limit the number of public company directorships of members of our board. Directors consult with the Chair of the board and the President and Chief Executive Officer before accepting directorships on other boards.

Directors are not permitted to serve on the boards of more than four public companies (including Fortis) except in unusual circumstances approved by the governance and sustainability committee in consultation with the Chair of the board, the President and Chief Executive Officer and the Chief Legal Officer.

Members of the audit committee may not serve on more than three public company audit committees (including Fortis) without the board’s approval.

Board interlocks

The board avoids having more than two board interlocks at any given time, subject to exceptions that may be granted in certain circumstances by the Chair of the board, in consultation with the governance and sustainability committee, the President and Chief Executive Officer and the Chief Legal Officer. New director candidates will not be invited to join our board if the appointment would result in more than two board interlocks (or an increase in the number of directors involved in an existing interlock).

Mr. Haughey and Ms. Manes serve together on the board of Keyera Corporation. Some of our directors serve together on the board of a Fortis operating subsidiary (see page 38 for details about our governance structure).

You can read about the other directorships and committee memberships of our director nominees in the profiles beginning on page 18.

Proceedings

From October 2018 until April 2021, Maura J. Clark served on the board of directors of Garrett Motion Inc. (Garrett), a NYSE listed company. On September 20, 2020, Garrett and certain affiliated companies filed petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under Chapter 11 of the United States Bankruptcy Code. Garrett emerged from the Chapter 11 proceedings in April 2021.

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Board composition

Our objective is to assemble a board with the range of skills, expertise and experience it needs to carry out its responsibilities effectively. The composition of the board should strike a balance between the need for experienced directors and deep knowledge of the organization and the importance of board renewal and new perspectives.

The governance and sustainability committee reviews the board profile every year, including the average age, tenure of individual directors and the representation of various areas of expertise, experience and diversity.

Board diversity

We believe that a diverse board is a strong board. Our board and executive diversity policy sets out our principles and objectives for diversity on our board and among our leadership, and supports our inclusion and diversity commitment.

This year’s 13 nominated directors are a diverse group of talented individuals representing varying tenure on the board, Canadian and U.S. residency, a variety of age groups and ethnic as well as gender diversity. Seven of the nominated directors are women, two nominees identify as visible minorities and one nominee is a U.S. veteran. None of the director candidates self-reported as a person with a disability. The graphic below shows the composition of the board, assuming all nominated directors are elected. This disclosure is derived from information provided by the nominees, collected on a voluntary basis with an option to not respond.

Gender diversity

We achieved 50% female representation on the board for the first time in 2021. This year’s proposed board represents 54% female and 46% male director nominees.

We continue to strive to increase all aspects of diversity on our board while seeking out the best qualified candidates for the stewardship of Fortis and its businesses. Read about our new board diversity targets below.

60% of Fortis utilities have either a female CEO or board chair.

Our board and executive diversity policy formalizes our commitment to diversity. The policy was revised in 2021 to have women represent at least 40% of the board’s independent directors. Increasing gender diversity on our board has been a priority over the past five years and we reached gender equality on the board for the first time in 2021.

The updated policy also sets goals for representation of visible minorities and/or Indigenous persons on our board and to have at least two directors represent either or both underrepresented groups by our 2023 annual shareholder meeting.

The governance and sustainability committee reviews board diversity on a regular basis and considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing matters related to board composition and renewal. The board selects the best candidate or candidates based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

Our subsidiary boards are also diverse and represent a mix of White/Caucasian (84%), Black/African (8%), Hispanic/Latino (3%), Native American/Indigenous (1%) and people who identify with two or more ethnicities (4%). 41% of the members of our subsidiary boards are women.

New board diversity targets

We updated our board and executive diversity policy in 2021. In addition to our target of having women represent at least 40% of the board’s independent directors, the board seeks to have at least two directors who are a visible minority and/or Indigenous by our 2023 annual shareholder meeting.

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Skills and experience

The composition of the board addresses all critical skills and experience necessary to be highly effective. We use a skills matrix to identify key skills and gaps for the board of a publicly traded electric and gas utility holding company of Fortis’ size and geographic footprint. The matrix gives a snapshot of the skills and experience of the board based on an annual self-assessment by each director. The governance and sustainability committee reviews the skills and experience selected by each director and is satisfied that the directors possess skills in these areas. Each director’s skills and experience are also included in their director profiles beginning on page 18.

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In addition to the skills and experience in the matrix, all directors must have a reputation for ethical business conduct and be able to dedicate sufficient time and attention to properly fulfill his or her responsibilities to Fortis.

Director development

The governance and sustainability committee is responsible for oversight of director orientation and continuing education, and reviews current trends and topics against the skills and experiences of directors to develop our director development program (see the board profile on page 17 and skills matrix on page 51).

Orientation

A new nominee is invited to attend a meeting of the board as an observer prior to their appointment or election as a director. They also attend comprehensive orientation sessions with senior management to review our operations, strategy, financial and risk profile, governance model, culture and key issues. The Chair of the board and the chair of the governance and sustainability committee attend these sessions to provide direct insight into the role and functioning of the board and its current priorities, and all members of the board are also invited. A new nominee is also offered one-on-one sessions with the executive management team and additional sessions on topics of their choosing.

New nominees and directors have access to the director’s manual which includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies, and extensive information about Fortis and the industry.

Continuing education

All directors are expected to maintain a current understanding of our business, the regulated utility sector, strategic initiatives and energy trends. Directors receive education in a number of ways through our continuing education program, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and emerging trends and issues, and ongoing distribution of relevant information.

The governance and sustainability committee oversees the program and works with management and the Chair of the board to determine topics for the year. In 2021 directors received presentations and updates on a broad range of topics, organized as formal education or strategy education sessions as summarized in the table below. All sessions were held virtually because of the COVID-19 pandemic.

Date	Type of education	Description	Attendees
February	Formal	Climate change and the Task Force on Climate-related Financial Disclosure – Sarah Keys, ESG Global Advisors Inc.	All directors
	Strategy	Perspectives on outperformance in the utilities sector and key growth trends and characteristics of premium utilities – John Lange and Tyler Miller, Barclays	All directors
May	Formal	Managing reliability and resiliency through the clean energy transition – Susan Gray, UNS Energy	All directors
	Strategy	Impact of climate change: Risks to physical assets – Gary Smith, Fortis	All directors
July	Formal	The future of natural gas in a low carbon world – Dr. Ernest J. Moniz	All directors
	Strategy	Integrating climate change and business strategy – Ted Ferguson, The Delphi Group	All directors
	Strategy	Clean energy policy and transmission opportunities – Linda Apsey, ITC	All directors
	Strategy	The TEP Integrated Resource Plan – Current path, risks and opportunities – Susan Gray, UNS Energy	All directors
September	Formal	Growth opportunities from deep decarbonization – Andy Lubershane, Energy Impact Partners	All directors
	Strategy	Innovation@Fortis – Past, present and future – Kevin Woodbury, Fortis	All directors
November	Formal	The activist landscape and what boards should know – John Reiss, Michael Deyong and Kathrin Schwesinger, White & Case	All directors
	Strategy	Capital markets perspective – Lawrie Lewis and Jared Steinfeld, Scotiabank	All directors

Many of our directors also attend outside courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the board.

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Assessment and renewal

Assessment

The board carries out an annual assessment of the board, committees and directors.

The evaluation process includes director attendance and performance and helps the governance and sustainability committee and the board assess overall board performance and the contributions of each director. It also helps identify gaps in skills and educational opportunities, which are key areas for developing the board’s succession plan and recruiting potential director candidates.

The governance and sustainability committee leads the process, as set forth in its mandate, and works with the Chair of the board on the assessment process.

The annual assessment has four components:

Each director completes a comprehensive survey and rates the effectiveness of:

•	the board and each committee of which they are a member

•	the Chair of the board

•	the board and committee processes

•	the board’s relationship with management.

Directors can also provide suggestions for improvements on any of the above items.

Each director completes a self-assessment of his or her skills and experience in key areas for serving on our board, which is reviewed by the governance and sustainability committee (see the skills matrix on page 51).

The Chair of the board meets privately with each director to solicit peer evaluation and general feedback.

The chair of the governance and sustainability committee prepares a summary of the results and presents it to the committee for review and discussion of the proposed recommendations before presenting the report to the board. Any recommendations approved by the board are implemented by the governance and sustainability committee. Progress is tracked by both the committee and the Chair of the board.

The chair of the governance and sustainability committee chairs part of a meeting of the board without the Chair of the board present to discuss his performance. The committee chair then meets with the Chair of the board to provide feedback.

Renewal

The governance and sustainability committee oversees board succession planning, including committee composition, Chair and committee chair succession and it also oversees the director recruitment and nomination process to fill vacancies and plan for projected retirements as directors near the retirement age or term limit. The committee regularly reviews succession planning, monitors director attendance and performance and maintains information about our directors and potential director candidates. Information about our current directors includes our skills matrix, diversity criteria, independence assessments, tenure, other board commitments, equity ownership and other relevant information.

The committee periodically engages an external consultant to support long-term board succession planning.

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The committee conducts the director candidate search, often with the assistance of an external consultant or search firm. The committee considers suggestions from various stakeholders and also looks at our subsidiary boards as a potential source of qualified director candidates. Subsidiary boards have been the source of three of this year’s nominees.

Potential director candidates are reviewed by the governance and sustainability committee. The committee considers candidates based on:

•	their skills and experience, assessed against our skills matrix

•	independence

•	our diversity criteria, including age, gender, race/ethnicity and residency.

The Chair of the board and the chair of the governance and sustainability committee meet and interview suitable director candidates. Potential nominees meet the CEO and board before the board approves their nomination as directors.

In 2021 the governance and sustainability committee worked with an external consultant to select one new director candidate. The committee conducted the search with a focus on identifying candidates with expertise in sustainability, recent technology and cybersecurity experience and industry operations experience. Priorities for the search included identifying a minimum of one female candidate and others who are visible minorities, Indigenous or persons with disabilities (see page 50 for details about board diversity), while maintaining a balanced board in terms of country of residency.

The board has a guideline of rotating the committee chairs every four years as a good governance practice. The board rotated the chair of the audit committee in 2021, the human resources committee in 2018 and the governance and sustainability committee in 2020.

Tenure and term limits

We have term limits for members of the board to help ensure independence, a diversity of views and fresh insight.

Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. Exceptions may be made by the board if it is in the best interests of the company and the director has received solid annual performance evaluations, has the necessary skills and experience and meets the other board policies and legal requirements for board service.

Douglas J. Haughey will have served 13 years on the board in May 2022, and six years as Chair of the board in September 2022. As disclosed in our 2021 management information circular, in 2020 the board, on the recommendation of the governance and sustainability committee, approved a two-year extension of Mr. Haughey’s maximum term limit to manage the transitions of the CEO and Chair roles.

Directors can also serve on the board of one of our subsidiaries and are subject to the term limits of the specific subsidiary. Term limits vary by subsidiary but are generally up to 10 years or until the director turns 72, whichever is earlier.

Board chair selection committee

In 2021 an ad hoc committee of the board was established to assist in overseeing a process for selecting and recommending an eligible candidate to serve as the next Chair of the board, succeeding Mr. Haughey on or before his retirement, which is scheduled for May 2023 (see page 36).

Director compensation

Director compensation is designed to attract and retain highly qualified people who can carry out the responsibilities of the board.

Director compensation has three components:

•	an annual board equity retainer (accounts for a higher proportion of the board retainer, granted as DSUs)

•	an annual board cash retainer

•	an annual committee cash retainer for each committee the director serves on.

Benchmarking

The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests.

Effective January 1, 2021, the board approved an increase in the director cash and equity retainers as well as the audit and human resources committee chair retainers to position them at the median of our comparator group. This follows the 2020 assessment by Willis Towers Watson, which compared the level of director compensation at Fortis to that of the comparator group of publicly traded North American industrial and utility companies used to benchmark pay levels for our senior executives (see page 70).

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The table below shows the approved 2022 director fee schedule compared to the two previous years. It also shows the annual retainer for the members and chair of the board chair selection committee, an ad hoc committee established by the board in 2021 (see page 36).

Fees are paid quarterly and directors can choose to receive their cash retainer in DSUs. The Chair of the board receives a higher retainer because of the increased scope of responsibilities and does not receive committee member retainers.

Our President and Chief Executive Officer receives executive compensation (see page 69) and does not receive director compensation as a member of the Fortis board.

Director fee schedule

	2022	2021	2020
Board Chair cash retainer	$160,000	$160,000	$160,000
Board Chair equity retainer (received as DSUs)	$245,000	$245,000	$245,000
Director cash retainer	$100,000	$100,000	$95,000
Director equity retainer (received as DSUs)	$135,000	$135,000	$125,000
Committee member retainers
Audit committee member	$10,000	$10,000	$10,000
Governance and sustainability committee member	$7,500	$7,500	$7,500
Human resources committee member	$7,500	$7,500	$7,500
Board chair selection committee member (ad hoc committee) (1)	$7,500	$3,200	-
Committee chair retainers
Audit committee chair	$25,000	$25,000	$20,000
Governance and sustainability committee chair	$15,000	$15,000	$15,000
Human resources committee chair	$20,000	$20,000	$15,000
Board chair selection committee chair (ad hoc committee) (1)	$7,500	$3,200	-

(1)	Special retainer for serving on the board chair selection committee, an ad hoc committee established by the board in 2021 (see pages 36 and 54). The 2021 retainer is a pro rata portion of the annual retainer of $7,500 from the time the committee was formed. A prorated amount will be paid to committee members in 2022 for the period the ad hoc committee remains active.

In February 2019 we moved to an all-in director fee structure that eliminates meeting fees for board and committee service and includes a new retainer for committee members.

Directors do not participate in our stock option plan, incentive plans or pension plans.

About DSUs

Directors receive part of their compensation in DSUs.

Each DSU is a notional unit that tracks the value of a Fortis common share and earns dividend equivalents at the same rate as dividends paid on our common shares. DSUs can only be redeemed for cash when the director retires from the board or any other role with Fortis. Directors who are Canadian residents can redeem their DSUs in as many as four instalments until December 15 of the year following retirement. Directors who are U.S. residents have their DSUs redeemed on the 90th day following retirement.

We calculate the amount of the payment by multiplying the number of DSUs by the volume weighted average trading price of our common shares on the TSX for the five trading days ending on the redemption date. We grant DSUs to directors who are U.S. residents using the volume weighted average trading price of our common shares on the NYSE and make the payment in US dollars.

The DSU plan also allows the board to grant additional DSUs as compensation to directors from time to time under special circumstances. The board has not used its discretion to grant additional DSUs.

In 2021 Ms. Durocher and Ms. Manes elected to receive optional DSUs in lieu of their annual director cash retainer.

Directors must own Fortis shares

We require our directors to own Fortis equity so they have a vested interest in our future success and to align director and shareholder interests.

Directors must own three times their annual retainer in Fortis shares within five years of joining the board. They can count DSUs to meet the requirement (see page 48).

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The table below shows the directors’ 2021 compensation, including the portion they received as DSUs and the split between the equity grant and amount of the cash retainer they elected to receive as optional DSUs.

	2021 Total	% received as DSUs	Breakdown of DSU grant
	compensation	(excludes reinvested dividends)	Equity retainer	Optional DSUs
Tracey C. Ball	$395,928	34%	100%	0%
Pierre J. Blouin	$299,539	45%	100%	0%
Paul J. Bonavia	$300,286	45%	100%	0%
Lawrence T. Borgard	$305,636	44%	100%	0%
Maura J. Clark	$331,168	41%	100%	0%
Margarita K. Dilley	$420,285	32%	100%	0%
Julie A. Dobson	$296,276	46%	100%	0%
Lisa L. Durocher	$139,814	99%	49%	51%
Douglas J. Haughey	$500,555	49%	100%	0%
Gianna M. Manes	$170,204	99%	40%	60%
Jo Mark Zurel	$294,617	46%	100%	0%
Total	$3,454,308

On January 1, 2022, we granted the directors’ equity retainers for the first quarter of 2022: 1,003 DSUs to the Chair of the board and 553 DSUs to each Canadian resident non-management director at a price of $61.08, the volume weighted average trading price of our common shares on the TSX for the previous five days, and 556 DSUs to each U.S. resident non-management director at a price of US$47.91, the volume weighted average trading price of our common shares on the NYSE for the previous five days. In addition, Ms. Durocher and Ms. Manes received optional DSUs in lieu of their annual director cash retainer on January 1, 2022, equivalent to 440 DSUs for Ms. Durocher and 652 DSUs for Ms. Manes.

Communicating with the board

The board believes in the importance of regular, open and constructive dialogue with shareholders.

We hold an advisory vote on executive compensation (say on pay) every year as a way to engage regularly with shareholders on this important matter.

In accordance with our shareholder engagement policy, representatives of the board hold formal meetings periodically with shareholder representatives. We held our inaugural board-shareholder meeting in 2017 and followed with a second meeting in 2018. The board continues to host board-shareholder meetings every two years.

In 2020 the Chair of the board and chairs of the human resources and governance and sustainability committees met virtually with many of our largest shareholders in Canada and the U.S. for a discussion on a wide range of topics including business strategy, cybersecurity, sustainability and executive compensation. In 2021 the Chair of the board and chairs of the human resources committee and/or governance and sustainability committee had calls with some of our largest shareholders for continued discussion, and also met with the Canadian Coalition for Good Governance to discuss governance, sustainability and risk and strategic oversight.

Shareholders, employees and others can communicate directly with the board, including the committee chairs, at any time through the Chair of the board:

Chair of the board	Tel:	709.737.2800
Fortis Inc.	Fax:	709.737.5307
Fortis Place, Suite 1100	Email:	dhaughey@fortisinc.com
5 Springdale Street
PO Box 8837
St. John’s, NL A1B 3T2
Canada

The Chair of the board will always try to respond in a timely manner with support from the Corporate Secretary. The Chair will review all meeting requests and consult with the CEO and Corporate Secretary as appropriate. Any meetings with shareholders or other stakeholders must respect the terms of our disclosure policy.

Shareholder engagement policy

Our shareholder engagement policy describes our commitment to transparency and facilitates communication and engagement with shareholders about governance, environmental, social and sustainability matters as well as our human resources and executive compensation practices.

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3 Executive compensation

Our executive compensation is designed to support our strategy and vision. We make sure pay is competitive, to attract and retain top talent and reward our executives for performance and their contribution.

We begin this section with a message from the chair of the human resources committee about the key activities in 2021 and decisions about executive pay. The human resources committee has reviewed and approved the compensation discussion and analysis that follows.

Where to find it

58	Message from the chair of the human resources committee
62	Compensation discussion and analysis
62	Compensation strategy
62	Compensation governance
69	Compensation design and decision-making
74	2021 Executive compensation
95	Share performance and cost of management
98	2021 Compensation details

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Message from the Chair of the Human Resources Committee

Dear shareholders,

The human resources committee is responsible for ensuring that Fortis has a sound compensation policy – that executive pay is fair, linked to performance and aligns with shareholder interests.

Fortis executed well on its priorities in 2021, delivering steady growth and strong returns and executing on the transition to a cleaner energy future, while continuing to navigate through the COVID-19 pandemic. In 2021 Fortis delivered a one-year total shareholder return (TSR) of 21.8%. Annualized shareholder returns for the last five, 10 and 20 years on average were 12.1%, 10.2% and 12.6%, respectively, reflecting strong performance relative to the relevant market indices in Canada. Management executed a $3.6 billion capital program in 2021, and provided a new five-year capital plan, totalling $20 billion for 2022 to 2026, supporting future earnings growth and targeted 6% average annual dividend growth through 2025.

We continued to advance our focus on sustainability in 2021 and introduced a new measure in the annual incentive to support carbon reduction and climate change priorities. We achieved a 20% reduction in Scope 1 carbon emissions through 2021 relative to 2019, supporting our 75% reduction target by 2035, and remain committed to our strong safety culture and delivering reliable electricity and natural gas to customers. In total, sustainability performance accounted for 30% of the corporate performance assessment in 2021, consisting of the new carbon reduction and climate measure, as well as the safety and reliability indicators Fortis has used for several years.

Earnings per share (EPS) is the primary measure we use for incentive compensation and in 2021 Fortis delivered EPS of $2.61 and $2.59 on an adjusted basis.

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Pay for performance

Corporate performance, which accounts for the majority of an executive’s annual incentive, was assessed at a factor of 102% for 2021, reflecting earnings per share that exceeded the target set for the year and cash flow performance near target. Our new sustainability measure to address carbon reduction and climate change was well executed and we achieved at or near maximum outcomes for gas and transmission system reliability. Results in electricity system reliability and safety, however, were below expectations. Reliability performance was impacted by extreme weather in various regions and our safety outcome was the result of an increase in the number of injuries compared to our record safety result in 2020. Managing through the COVID-19 pandemic and extreme weather events and focusing on safety and injury prevention remained key priorities in 2021 and will continue in 2022.

Corporate performance is combined with a lesser weighted individual performance to arrive at an overall performance factor. 2021 annual incentive awards averaged 108.4% of target for our five named executive officers, reflecting strong and consistent performance for the year (see the discussion beginning on page 76).

PSUs granted in 2019 vested on January 1, 2022 based on relative TSR and cumulative EPS compared to target EPS over a three-year period. Three-year TSR of 51.6% represented the 74th percentile of the performance peer group and a payout of 173.5%. The success of our organic growth strategy, combined with the strength of our financial performance in 2021, resulted in a cumulative EPS over the three-year performance period of $7.92, commensurate with a payout of 120.5%. As a result of combined TSR and EPS performance, PSUs vested at 147.1% of target (see page 89).

A look at CEO pay

The committee and board review CEO pay each year to ensure it aligns with shareholder interests, the competitive market and the CEO’s contributions to the company. Approximately 84% of Mr. Hutchens’ compensation is considered at risk, the majority of which is equity based and tied to the performance of Fortis common shares (see page 69).

The graph to the right shows alignment of the CEO’s total direct compensation over the past five years compared to our TSR. It also compares the performance of Fortis shares to the return of S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index over the same period. Mr. Hutchens’ 2021 compensation reflects the new CEO compensation structure as disclosed in our 2021 management information circular and discussed on page 74, with compensation paid in US dollars and converted to Canadian dollars as noted on that page. See page 96 for the CEO compensation lookback and page 97 for details about CEO realized and realizable pay.

Leadership transition

The committee is responsible for human resources planning, including the development and succession of senior management which is reviewed regularly by the board to ensure there is a pipeline of qualified talent and orderly succession of critical roles.

David G. Hutchens was appointed President and Chief Executive Officer effective January 1, 2021 following a comprehensive process undertaken by the committee that included a review of the board’s long-term CEO succession plan, a scan of the utility industry market, and evaluation of potential candidates with the support of an independent consultant.

James P. Laurito, Executive Vice President, Business Development and Chief Technology Officer retired on December 31, 2021, after a very successful career in the energy sector.

Gary J. Smith, formerly Executive Vice President, Eastern Canadian and Caribbean Operations, was appointed to the new position of Executive Vice President, Operations and Innovation effective January 1, 2022. In this expanded role, Mr. Smith serves as the lead operational executive reporting to the President and CEO. He is leading our innovation priorities and continues to provide leadership in key areas such as safety, reliability and capital investment across the organization. He also oversees the company’s cybersecurity and technology functions and retains oversight of our Eastern Canadian and Caribbean operations.

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Compensation governance

The committee conducts formal reviews of the executive compensation program – some aspects are reviewed annually while other aspects are reviewed periodically (see page 64).

In 2021 the committee’s independent consultant conducted a formal compensation risk assessment. The assessment concluded that Fortis’ executive compensation program reflects good policies and practices and does not promote excessive risk-taking that is likely to have a material adverse effect on Fortis (see page 64).

The committee keeps abreast of market practices as part of good compensation governance. It also oversees inclusion and diversity and talent management as part of its mandate and governance responsibilities, and monitors Fortis’ progress in these areas (see pages 41 and 42).

Sound policy and structure

Executive compensation at Fortis is designed to reward superior performance over varying time horizons: current year, long-term and full career. The incentive program is designed to motivate the executive team to deliver strong absolute and relative performance, including financial and sustainability measures as well individual performance goals. Payouts are capped to minimize risk and discourage excessive risk-taking.

New in 2022

The committee approved several changes for 2022 as a result of its review of compensation policies and practices:

•	elimination of new stock option awards for Canadian executives, harmonizing the long-term incentive mix for Canadian and U.S. executives. The new long-term incentive mix for Fortis executives is allocated 75% PSUs (the highest among our Canadian peers) and 25% RSUs (see page 72)

•	implementation of double trigger change of control provisions for equity-based compensation (PSUs and RSUs) starting in 2022 (see page 73)

•	a new measure under the annual incentive will focus on DEI and account for 10% of the performance assessment. Sustainability performance will focus on ESG initiatives, people and system reliability and increase to 40% of corporate performance (see page 72)

•	a new measure under the PSU plan will focus on carbon reduction and account for 10% of the performance assessment (see page 72)

•	an increase in the share ownership guidelines for the President and Chief Executive Officer to align more closely with market practice (see page 73)

•	a single North American comparator group to benchmark executive compensation (see page 72)

•	an increase in the corporate performance weighting for the annual incentive to 90% from 80%, and a weighting of 10% for the individual performance component, down from 20% (see page 72).

These changes underline Fortis’ commitment to strong sustainability performance and good governance generally. Details about the changes will be provided in our 2023 management information circular.

Shareholder feedback

We appreciate shareholder input and are committed to engaging regularly with our shareholders. Shareholders again have the opportunity to have their say on executive pay at the 2022 annual and special meeting. We hold this advisory vote every year to receive ongoing shareholder feedback on this important matter and we continue to be encouraged by the favourable results. Last year 97.13% of votes cast were in favour of our approach to executive compensation.

In closing, we encourage you to read the compensation discussion and analysis beginning on page 62 before you vote your shares. We look forward to hosting you at this year’s meeting and receiving your feedback.

Sincerely,

Jo Mark Zurel

Chair, Human Resources Committee

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Our 2021 named executives

David G. Hutchens | President and Chief Executive Officer (President & CEO)
Mr. Hutchens was appointed President and Chief Executive Officer of Fortis effective January 1, 2021. Mr. Hutchens assumed the newly created role of Chief Operating Officer on January 1, 2020, broadening his responsibilities to include operational oversight of our 10 utilities while remaining Chief Executive Officer of UNS Energy, Arizona-based parent company of TEP and UniSource Energy Services. Mr. Hutchens was appointed an officer of Fortis in January 2018 when he became Executive Vice President, Western Utility Operations, overseeing our FortisBC and FortisAlberta operations while continuing to serve as President and Chief Executive Officer of UNS Energy. Mr. Hutchens’ career in the energy sector spans more than 25 years. He held a variety of positions at our electric and gas utilities in Arizona prior to becoming President and CEO of UNS Energy in 2014. Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and an MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of ITC, FortisBC and FortisAlberta. He also serves on the board of the Edison Electric Institute and a number of charitable and civic organizations.
Jocelyn H. Perry | Executive Vice President, Chief Financial Officer (EVP, CFO)
Ms. Perry was appointed EVP, CFO on June 1, 2018 and is responsible for our financial strategy, financial reporting and investor relations strategy. Prior to her appointment she worked at Newfoundland Power for 13 years in a variety of capacities, including Chief Financial Officer, Chief Operating Officer and lastly as President and Chief Executive Officer.
Ms. Perry was Director of Finance at Fortis in the early 2000s, and previously served in other finance roles in the private sector. She is a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University and received her Chartered Accountant designation in 1995. Ms. Perry serves on the boards of FortisBC, UNS Energy and ITC Holdings. Ms. Perry has devoted considerable time to the community in Newfoundland and Labrador, serving as a board member and a volunteer for organizations such as the Healthcare Foundation and
C-CORE.
James P. Laurito | Executive Vice President, Business Development and Chief Technology Officer
(EVP, Business Development and CTO) (retired on December 31, 2021)
Mr. Laurito was appointed an officer of Fortis in April 2016 and served as President and Chief Executive Officer of CH Energy Group. As of May 2019, Mr. Laurito was responsible for technological development, innovation and cybersecurity in addition to overseeing business development. Mr. Laurito previously served as President and Chief Executive Officer of Central Hudson, Fortis’ first U.S. utility. He joined Central Hudson in January 2010 as President. Mr. Laurito previously served as President and Chief Executive Officer of New York State Electric and Gas Corporation and Rochester Gas and Electric Corporation, subsidiaries of Iberdrola/Energy East Corporation. He earned a Bachelor of Science in Civil Engineering from West Virginia University and completed an Executive Program in Finance and Manufacturing Management at Columbia University. In 2021 Mr. Laurito served on the boards of Central Hudson, CH Energy Group, ITC and Belize Electricity Limited. He also served on several industry boards, including the Edison Electric Institute, American Gas Association and the Federal Reserve Bank of New York Upstate Advisory Board.
Nora M. Duke | Executive Vice President, Sustainability and Chief Human Resource Officer
(EVP, Sustainability and CHRO)
Ms. Duke is responsible for sustainability and stewardship and our human resources policies, programs and practices and currently chairs our DEI Advisory Council. Ms. Duke’s career with the Fortis Group spans 35 years. She was previously President and Chief Executive Officer of Fortis Properties, Vice President of Hospitality Services of Fortis Properties, and Vice President of Customer and Corporate Services of Newfoundland Power. She earned a Bachelor of Commerce (Honours) and an MBA from Memorial University of Newfoundland and holds the ICD.D designation. Ms. Duke serves on the boards of UNS Energy and FortisBC. An active community and industry volunteer, Ms. Duke is a member of the International Women’s Foundation where she uses her experience to promote women in all sectors, including energy. Ms. Duke is past Chair of IHG Canada Owners’ Committee, the Newfoundland and Labrador Employers’ Council and Memorial University’s Genesis Centre Selection Board and past Vice Chair of the Hotel Association of Canada.
James R. Reid | Executive Vice President, Chief Legal Officer and Corporate Secretary
(EVP, CLO and Corporate Secretary)
Mr. Reid joined Fortis in his current role on March 5, 2018. He was previously a partner with Davies Ward Phillips & Vineberg LLP in Toronto where he practiced for 20 years and had a 15-year relationship with Fortis, having advised on corporate governance matters, large capital market transactions, regulatory applications and mergers and acquisitions in both Canada and the U.S. He earned a Bachelor of Laws from the Peter A. Allard School of Law, University of British Columbia, and Bachelor of Arts (Political Science) from McGill University. Mr. Reid was an adjunct professor at Osgoode Hall Law School in Toronto for 10 years, teaching the Advanced Business Law Workshop in corporate finance. He was also an original member of the Dean’s Advisory Committee for the Centre for Business Law at the University of British Columbia, serving until 2020. Mr. Reid serves on the boards of Central Hudson, UNS Energy, FortisAlberta and FortisOntario. He also serves on the board of directors of Wataynikaneyap Power PM, a Fortis subsidiary acting as the project manager for the Wataynikaneyap Transmission Power Project.

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation strategy

Our compensation strategy is designed to support our strategy as a premium North American energy delivery company.

We make sure pay is competitive, so we can attract and retain top talent and reward our executives for performance and their contribution.

Compensation governance

The human resources committee assists the board on human resources policies and executive compensation, and oversees compensation risk.

Qualified and experienced committee

The committee is made up of qualified directors with senior executive experience and a history of direct operational or functional oversight of executive compensation at large organizations similar in complexity to Fortis.

Gianna M. Manes was appointed to the human resources committee following the annual meeting on May 6, 2021.

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Independent advice

The committee receives third party advice and special expertise from three advisors to help it carry out its duties:

Willis Towers Watson	Korn Ferry	Mercer

•   provided ongoing advice on executive and board of director compensation matters, including strategic design decisions

•   completed an evaluation of compensation philosophy, benchmarking approach and peer group methodology, as well as an evaluation of the companies in the compensation comparator group

•   benchmarked the competitiveness of target compensation for the CEO and senior executive roles

•   conducted an executive compensation risk assessment

•   completed a review of the share ownership policy

•   has served as an advisor to Fortis since 2014 and was appointed independent advisor to the human resources committee in 2019

•   completed a talent acquisition engagement/executive search for the role of Senior Vice President, Capital Markets and Business Development

•   provided executive development to support the President and Chief Executive Officer transition in 2021

•   provided job evaluation services and market compensation data from its national database to the Fortis group

•   conducted benchmarking research and analysis on behalf of Fortis’ Canadian subsidiaries in 2021

•   has served as an advisor to Fortis since 1987

• retained to provide pension consulting and actuarial advice • has served as an advisor to Fortis since 1987

The table below shows the fees we paid to the three firms in the last two years:

	Executive compensation related fees		All other fees (1)
	2021	2020	2021	2020
Willis Towers Watson Executive and director compensation, including the executive compensation review and strategic compensation research and analysis	$210,247	$194,953	$19,483	$83,223
Korn Ferry Job evaluation, compensation data and executive development consulting services	$47,040	$45,489	$282,425	$238,498
Mercer Pension consulting	$162,579	$120,388	–	–

(1)	Includes executive development consulting and coaching services, health and benefits consulting, and other project related consulting services.

The human resources committee acts in Fortis’ best interests. It uses its own judgment when making decisions, and is not bound by the input, advice and/or recommendations provided by the external consultants.

The committee does not require management’s approval to use external consultants, and the committee is made aware when management uses one of the consultants.

Our subsidiaries follow our business model and executive compensation principles but operate on a substantially autonomous basis from Fortis. The committee does not pre-approve consulting services to be provided to a subsidiary as long as the scope of work is consistent with the parameters of our policy on engaging consultants. In 2021 our subsidiaries engaged all three advisors and paid a total of $1,217,233 to Willis Towers Watson, $777,160 to Mercer and $192,851 to Korn Ferry for pension, actuarial, executive and non-executive compensation consulting services. In 2021 our U.S. subsidiaries also paid a total of $108,157 to FW Cook to complete an executive compensation risk assessment, provide a review of market trends and incentive plan design and to benchmark the competitiveness of target compensation for senior executive roles.

For Willis Towers Watson, non-executive compensation matters at Fortis and the subsidiaries are supported by consulting teams separate and distinct from the consultants advising the committee on executive compensation. The committee considered and confirmed the independence of the advisory team prior to appointing Willis Towers Watson as its independent advisor in 2019.

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Compensation risk

Our operating businesses are highly regulated and managing our financial and business risks is one of our primary objectives.

The human resources committee uses a six-point plan to manage compensation risk on behalf of the board:

1. Formal reviews

The committee reviews compensation annually to ensure competitive positioning is consistent with our compensation philosophy. In addition, the committee conducts more comprehensive reviews as required to ensure our compensation program and practices remain effective and competitive with the market, and to mitigate perceived risks at Fortis and our subsidiaries.

Annual review

The annual review focuses on three areas:

•	updating benchmarking of our pay levels

•	determining incentive compensation for the prior year

•	setting target incentive awards for the coming year in the context of shareholder interests.

The committee also establishes the performance bands for the annual incentive and PSU plans in the context of challenges, opportunities and risks expected during the relevant period.

Periodic reviews

The committee periodically performs detailed assessments of specific aspects of Fortis’ executive compensation program. These reviews tend to occur when there are changes in strategy or industry market practice. Areas of focus generally include:

•	a relative valuation of roles

•	an assessment of any newly established executive positions

•	the comparator group for relevance and appropriateness

•	the compensation mix

•	annual and long-term incentive plan designs and performance measurement

•	compensation risk

•	other policies and provisions.

Comprehensive risk assessment

In 2021 the committee engaged Willis Towers Watson to conduct a formal executive compensation risk assessment. The assessment evaluated the risk profile of Fortis across three categories: compensation governance, performance measurement and incentive plan design.

Based on their review of our compensation policies and practices, their experience working with Fortis and feedback and insights from Fortis stakeholders, Willis Towers Watson believes that responsible risk management is embedded in our culture and is integral to our operational and financial success. They based their conclusion on the following key themes and findings:

•	a balanced focus on annual and longer-term performance of the company and subsidiary businesses, with regular review of underlying risks within the organization (see page 43)

•	extended governance oversight structure with Fortis performance reflecting a roll-up of the various subsidiaries with their own governance processes and regulatory oversight

•	structured and transparent framework used to guide executive pay decisions

•	use of long-term incentives with overlapping vesting schedules that align pay outcomes with the longer-term profile of the utilities industry and vesting periods to realize the impact of risks taken

•	share ownership requirements that reinforce ownership-type behaviours and align the interests of senior executives and shareholders.

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Willis Towers Watson and the human resources committee concluded that Fortis has a responsible and effective approach to risk management. They believe that our program, policies and practices do not promote excessive risk-taking and that there does not appear to be any significant risks arising from the executive compensation program that are likely to have a material adverse effect on Fortis.

A formal compensation risk assessment is completed every three years.

Compensation review

Willis Towers Watson has also conducted and provided input to compensation reviews to ensure our compensation program aligns with our strategy and to compare our compensation policies and practices to market practice.

Several changes were implemented over the last few years:

•	2019 – we introduced RSUs to our long-term incentive program for named executives to be consistent with market practice and to improve the alignment between our Canadian and U.S. executives. We also added a cash flow measure to the annual incentive plan, reflecting our commitment to maintain our investment-grade credit ratings

•	2020 – we introduced a share settlement option for vested RSUs starting with the 2020 RSU awards (see below)

•	2021 – we added a new carbon reduction and climate change measure to our annual incentive, increasing the overall weighting of sustainability performance and reducing the weighting of the cash flow measure (see page 65).

We are also implementing several changes in 2022:

•	a new single North American comparator group

•	new performance measures and weightings under the annual incentive and PSU plans

•	the elimination of new stock option awards for Canadian executives and a corresponding revised long-term incentive mix for all Fortis executives allocated 75% PSUs (the highest among our Canadian peers) and 25% RSUs

•	increased share ownership guidelines for the President and Chief Executive Officer

•	new double trigger change of control provisions for PSU and RSU awards beginning in 2022.

You can read about these changes beginning on page 72. More details will be provided in our 2023 management information circular.

2. Equity-based compensation

A significant portion of executive pay is deferred and granted as PSUs, RSUs and stock options. These vest over the long term to align more closely with shareholder interests and to mitigate risk.

As disclosed in prior years, beginning with the 2020 RSU awards, executives will be able to settle vested RSUs in either cash or Fortis common shares when the units vest, except if an executive is continuing to work towards meeting our share ownership requirement. An executive who has not met the share ownership requirement, including newly appointed executives who are building their holdings during the five-year grace period, must receive 50% of the vested RSUs in shares. You can read more about our RSU plan on page 83.

3. Incentive plan design

Our incentive plans cover varying performance periods to motivate the executive team to achieve strong, sustained performance. We use multiple performance factors to provide a balanced and broad perspective of performance assessment and to align the interests of executives and shareholders.

•	The annual incentive links pay to performance by establishing measures that support the achievement of the business plan and motivate management to attain key objectives. Corporate performance targets are set with reference to our business plan and include a core weighting on earnings performance. The human resources committee compares actual performance to the annual objectives when determining the annual incentive awards. If the minimum level of performance is not met, the payout is zero. The maximum opportunity under the annual incentive plan, including any use of discretion by the board, is 200% of target. The board has full discretion over the annual incentive plan, and can decide not to grant an annual bonus to a named executive if individual performance is judged to be unsatisfactory, even if corporate performance thresholds are met, or can increase an annual bonus during a period of exceptional challenges or opportunities.

Our corporate targets under the 2021 annual incentive include a new measure to address carbon reduction and climate change priorities. This measure is included in the sustainability performance weighting, which increased to 30% (from 20%) and reduced the weighting of the cash flow measure to 10% from 20% (see page 75).

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New in 2022

To support our continued advancement on diversity, we are introducing a new DEI measure in our corporate targets for the 2022 annual incentive. The new measure will have a 10% weighting within the overall sustainability and people performance category, which will focus on ESG leadership, people and system reliability and account for 40% of corporate performance.

For the 2022 annual incentive, the EPS weighting will be reduced to 50% from its current weighting of 60% and the individual performance weighting will be reduced from 20% to 10% to reflect a higher weighting of 90% for corporate performance (see page 72).

•	Our PSU plan links pay directly to performance against pre-established measures – cumulative earnings per common share and TSR relative to our peers. A minimum level of performance must be met, otherwise the performance factor is zero. Consistent with the annual incentive, maximum performance is capped at 200% of target. The committee can cancel the payout if our long-term credit rating is below BBB (as designated by Standard & Poor’s (S&P)) at the end of the three-year performance period.

New in 2022

We are introducing a new measure in the PSU plan that will focus on carbon reduction and account for 10% of the performance assessment. As a result, the relative TSR and cumulative EPS measures will each be reduced to 45% from 50%. These changes will apply to PSU awards beginning in 2022 (see page 72).

•	RSUs are tied to the price of our common shares, thereby aligning the interests of management and shareholders. RSUs are settled in either cash, or Fortis common shares, starting with the 2020 RSU awards.

•	Stock options are awarded to Canadian-resident named executives and other members of senior management to motivate and retain senior talent and to reward significant performance achievements.

New in 2022

Starting in 2022 we will no longer grant stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives. Equity-based compensation for all Fortis executives will be granted as 75% PSUs and 25% RSUs (see page 72).

The human resources committee may make appropriate quantitative and qualitative adjustments when evaluating performance for incentive awards to normalize results for uncontrollable events or special circumstances.

The committee administers all of our incentive plans, which you can read about in more detail beginning on page 69.

4. Share ownership guidelines

We require our executives to own equity in Fortis so they have a vested interest in our future success and to align their interests with our shareholders. Executives can count Fortis common shares they own directly or indirectly, including shares they acquire through our ESPP, and any RSUs they hold. Share ownership guidelines increase by level of executive. Executives must meet their minimum requirement within five years of being appointed to their position and maintain compliance while in the position.

All of the named executives meet their share ownership requirement. We assess compliance annually, using the ownership level on December 31, multiplied by the volume weighted average trading price of Fortis shares for the five trading days ending December 31.

The table on the next page shows the share ownership details for each named executive as at March 18, 2022. We used their annual base salary at December 31, 2021 and $60.07, the closing price of our common shares on the TSX on March 18, 2022, to determine compliance as of the date of this circular and the market value of their shareholdings.

Mr. Laurito exceeded his share ownership requirement of three times his base salary when he retired from Fortis on December 31, 2021.

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	Share ownership guideline (as a multiple of base salary)	Shares owned (#/$)	RSUs owned (#/$)	Total shares and RSUs (#/$)	Meets requirement/ ownership (as a multiple of base salary)
David Hutchens President & CEO	5x	83,911/$5,040,534	69,101/$4,150,897	153,012/$9,191,431	yes (6.7x)
Jocelyn Perry EVP, CFO	3x	49,890/$2,996,892	44,681/$2,683,988	94,571/$5,680,880	yes (8.6x)
Nora Duke EVP, Sustainability and CHRO	3x	112,108/$6,734,328	16,842/$1,011,699	128,950/$7,746,027	yes (11.7x)
James Reid EVP, CLO and Corporate Secretary	3x	18,256/$1,096,638	16,842/$1,011,699	35,098/$2,108,337	yes (3.2x)

See page 83 for details about the settlement of RSU awards and future awards if an executive has not met the share ownership requirement.

An executive who does not comply with the share ownership policy may not be eligible for grants of long-term incentive awards for one year or until he or she is in compliance with the guidelines, whichever is later.

If the requirements pose hardship because of extenuating circumstances, the executive can make a request to the CEO explaining the details of his or her circumstances. The CEO will review the matter with the chair of the human resources committee and discuss the possibility of an alternate plan that balances the goals of the policy and the executive’s circumstances. If the situation involves the CEO, the request is made to the committee chair who will discuss the matter with the committee and make an appropriate decision. No requests were made in 2021.

Post-retirement equity commitment

When an executive retires, they maintain an equity interest in Fortis through their holdings in PSUs and stock options (as applicable). Upon retirement, all PSUs held by the executive continue to vest in accordance with the normal schedule based on absolute and relative performance during the relevant period, while all unvested options continue to vest in accordance with the normal schedule for two years with any remaining unvested options vesting immediately two years after retirement (see page 103).

New in 2022

A review of our share ownership guidelines was completed in 2021. Effective January 1, 2022, our share ownership guideline for the President and Chief Executive Officer will increase to six times the annual base salary to align more closely with market practice.

5. Governance policies

We operate in a highly regulated business where regulators review our compensation practices. We have also adopted policies to mitigate risk and as part of good governance.

Anti-hedging policy and trading restrictions

We prohibit directors, executive officers and employees from hedging against a decline in the market value of their equity-based compensation, and conducting short sales, calls and puts of any Fortis securities.

Executive officers are also prohibited from receiving a loan from Fortis for the purchase of shares, and from pledging their shares as security. In certain circumstances, the board may grant an exception to allow shares to be pledged as security in accordance with our insider trading policy. No exceptions were granted in 2021.

Directors, officers and employees are also prohibited from trading Fortis securities during our trading blackout periods. Directors and officers must first pre-clear purchases or sales of Fortis securities with the EVP, CFO or Corporate Secretary. The same also applies if an officer wants to exercise stock options.

Executives who receive stock options cannot pledge, hypothecate, charge, transfer or assign them, otherwise the options will become null and void.

Clawback policy

The board can recoup compensation, or require repayment of, or cancel any compensation linked to the financial share performance of Fortis paid or awarded to an executive officer and any profits realized from the sale of Fortis securities in the event of fraud, gross negligence or intentional misconduct by executives of Fortis or a subsidiary, or if we have a material restatement of our financial results caused by material non-compliance with any financial reporting requirement. This includes compensation that was paid, awarded or granted, and linked to our financial performance or the performance of our common shares over a period that the committee deems appropriate.

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6. Use of discretion

Both the human resources committee and the board can exercise discretion when making executive compensation decisions. The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay.

The board can use its discretion to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial and sustainability results, circumstances that may have influenced individual or corporate performance and any external factors that may have had an impact on performance. Any use of discretion to increase a payout under the incentive plans is limited to a maximum opportunity of 200%.

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Compensation design and decision-making

Compensation structure

Our executive compensation program is designed to support our corporate strategy, pay for performance and be competitive with the market. We believe in transparency and keeping the program easy to administer.

Compensation is structured in three categories to reward executive officers for performance over different time horizons: short term, long term and full career. This ensures executives are focused on both short and long-term objectives.

Our compensation program is designed to attract and retain highly qualified executives and motivate strong business performance. Our program emphasizes longer-term performance based on measures aligned with shareholder interests and market practice.

As disclosed in our 2021 management information circular, the human resources committee approved a new CEO compensation structure with the appointment of David Hutchens as President and Chief Executive Officer effective January 1, 2021 (see page 74). The graph to the right shows his 2021 compensation mix.

Current-year performance	Annual base salary	Fixed level of compensation based on role, competitive with the market
	Annual incentive (at risk)	Cash bonus based on corporate and individual performance against predetermined targets Motivates executives to achieve strong annual business performance and align executive and shareholder interests
Long-term performance	Performance share units (PSUs) (at risk) Higher weighting beginning in 2022 (see page 72)

Equity-based incentive for strong future performance and alignment of executive and shareholder interests

Vest at the end of three years based on absolute and relative performance, paid out in cash based on our share price at time of vesting

Earn additional PSUs as dividend equivalents for dividends paid on our common shares during the performance period

Restricted share units (RSUs) (at risk)

Equity-based incentive associated with ongoing executive service, supporting long-term growth and alignment of executive and shareholder interests

Vest at the end of three years based on our share price and settled in cash or Fortis common shares purchased on the TSX or NYSE, except if an executive is continuing to work towards meeting our share ownership requirement (see page 83)

Earn additional RSUs as dividend equivalents for dividends paid on our common shares during the performance period

Stock options (at risk) No new grants beginning in 2022 (see page 72)

Equity-based incentive to encourage strong future performance and alignment of executive and shareholder interests

Vest 25% each year beginning on the first anniversary of the grant and expire after 10 years

Full-career performance	Employee share purchase plan (ESPP)

Employee plan that encourages share ownership

Executives can participate in the plan under the same terms and conditions as other employees, except they are prohibited from receiving employee loans from Fortis to purchase shares

	Retirement benefits	Various retirement arrangements, including RRSP, 401(k), defined benefit, supplemental retirement and deferred compensation plans (see pages 93 and 102 for details)

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Compensation decision-making

Benchmarking to the median

We benchmark our compensation levels annually to monitor market trends and to make sure we pay competitively. We target executive compensation at the median of the market. Our compensation advisors provide comparative analysis of pay levels and practices of our compensation peer group and make recommendations based on pay competitiveness, emerging trends and best practices. For the CEO and other named executives, the committee reviews the information and recommends any compensation adjustments to the board.

The human resources committee reviewed the existing comparator group to set 2021 target compensation and, in the absence of merger or acquisition activity, approved the continued use of the existing comparator group.

The comparator group consists of 30 companies: 14 Canadian industrial companies and 16 U.S. utility companies. Both groups are weighted equally. For purposes of compensation benchmarking, we treat the US dollar compensation values at par.

Canadian industrial companies (50% weighting)		U.S. utility companies (50% weighting)
ATCO Ltd./Canadian Utilities Ltd. Barrick Gold Corporation Canadian National Railway Co. Canadian Natural Resources Inc. Canadian Pacific Railway Ltd. Cenovus Energy Inc. (1) Emera Inc. Enbridge Inc.	Finning International Inc. Husky Energy Inc. (1) Nutrien Ltd. SNC-Lavalin Group Inc. Teck Resources Ltd. TC Energy Corporation	Ameren Corp. CenterPoint Energy Inc. CMS Energy Corp. Consolidated Edison Inc. DTE Energy Company Edison International Entergy Corporation Evergy, Inc.	Eversource Energy FirstEnergy Corp. NiSource Inc. PPL Corp. Public Service Enterprise Group Inc. Sempra Energy WEC Energy Group Inc. Xcel Energy Inc.

(1)	Husky Energy Inc. merged with Cenovus Energy Inc. on January 4, 2021.

For other Fortis executives, we use a comparator group based on a 50/50 blended market consisting of data from the Korn Ferry Canadian commercial industrial market and the Willis Towers Watson U.S. energy services executive compensation survey. Similar to our benchmarking for named executive compensation, we treat the US dollar compensation at par for benchmarking purposes.

New in 2022

Following a comprehensive review of the compensation comparator group by Willis Towers Watson in 2021, the human resources committee approved the use a single North American comparator group of companies to benchmark compensation for our most senior executives (President and Chief Executive Officer and Executive Vice Presidents) beginning in 2022.

The new comparator group includes a mix of Canadian and U.S. utilities and a more select list of related industries in Canada (see page 72). Details about the new comparator group, including the constituent companies, will be provided in our 2023 management information circular.

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Determining the compensation mix

Total direct compensation for the named executives includes compensation for the current year and compensation for long-term performance. We set the target mix based on our benchmarking results and the level of the executive. A significant portion of their compensation is at risk and received as incentive awards. The value of at-risk compensation is not guaranteed.

The graph to the right shows the 2021 compensation mix for each named executive including the new CEO compensation structure effective January 1, 2021 (see page 74).

Setting performance targets

After the board approves the business plan, corporate, subsidiary (as applicable) and individual performance objectives are set for the annual incentive.

The President & CEO proposes the corporate performance targets to the human resources committee for its review. Targets are challenging, yet fair, and consider the business plan without encouraging excessive risk-taking.

The committee reviews targets in the context of alignment with shareholder interests. The committee considers general economic factors and business conditions, anticipated regulatory proceedings and the relative contribution to earnings of the business segments when determining the corporate performance targets. It also considers past performance and stress tests possible pay outcomes based on different performance scenarios as part of the regular planning process. Utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities can affect earnings growth from year to year. The committee may consult with external consultants before recommending the incentive plan targets to the board for approval.

Each named executive also has individual performance objectives that support the business plan. Individual performance objectives of the named executives will reflect an increasing focus on sustainability and diversity priorities. The President & CEO submits his individual performance objectives directly to the human resources committee and recommends the individual performance objectives for the other named executives to the committee for review and discussion. The committee then establishes the individual objectives.

Performance objectives for Fortis subsidiaries are assessed and approved by the board of the relevant subsidiary.

The committee also establishes performance targets for the PSU plan with reference to the business plan and our long-term strategy.

Assessing performance and determining compensation awards

At the end of the year, the human resources committee assesses corporate and individual performance against the predetermined annual incentive targets and objectives.

The committee reviews actual corporate performance against the annual objectives, as well as appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances. The committee then recommends the annual incentive awards to the board for approval.

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The committee makes recommendations to the board about any salary adjustments for the named executives, and approves the assessment of performance relative to pre-determined targets for vested PSU awards as well as the related payout. The committee also recommends grants of long-term incentive awards. Previous grants are not directly taken into account when determining the annual PSU, RSU and stock option awards.

Using discretion

Both the human resources committee and the board can exercise discretion when reviewing performance and determining the incentive awards.

2022 Program changes

We are making several changes to our compensation program in 2022 to increase the focus on sustainability, support good governance and remain at the forefront of best practices.

Compensation policy

We revised our executive compensation policy for 2022. Key changes include the elimination of new stock option awards, a new long-term incentive mix and the adoption of a single integrated North American comparator group to benchmark compensation.

Stock options and long-term incentive mix

A general decline in the use of stock options in the Canadian market, recent tax changes and our desire for stronger alignment with our U.S. subsidiaries led to the change in the composition of the long-term incentive mix for Canadian executives. In 2022 stock options will be removed from our long-term incentive mix and will no longer be granted to Canadian executives. Eliminating new stock option awards harmonizes our long-term incentive awards for Canadian and U.S. executives. The long-term incentive for Fortis executives will be granted as 75% PSUs and 25% RSUs effective January 1, 2022. At the same time, the long-term incentive mix for Fortis’ Canadian subsidiary executives will be allocated 67% PSUs and 33% RSUs.

Compensation comparator group

A comprehensive review of the compensation comparator group was completed by Willis Towers Watson in 2021, including the composition of the comparator group in terms of countries, industry mix, size and scope, and the treatment of different currencies in the benchmark data. Beginning in 2022 we will use a single North American comparator group that will include a mix of Canadian and U.S. utilities and a more select list of related industries in Canada. All of the companies in the new group are publicly traded and similar in size to Fortis based on revenue, market capitalization and total assets. Using a single comparator group will simplify our approach to benchmarking, more closely reflect our market for senior executive talent and align more closely with market practice.

Annual incentive

Our corporate targets for the annual incentive are being revised in 2022 to include a new DEI objective, in addition to the expanded use of ESG measures, under sustainability and people performance. The new DEI measure, weighted at 10%, will focus on the progression of diversity targets, leadership training and the overall effectiveness of the DEI Advisory Council. The ESG initiatives for 2022 are aimed at progressing ESG ratings and targets, advancements in climate risk assessments and our ESG disclosure. The overall weighting for sustainability and people performance will increase to 40% to reflect our focus on these critical areas.

Financial performance will remain the most significant portion of the annual incentive, with the performance of EPS weighted at 50% and cash flow at 10%. The individual performance factor for the annual incentive will be reduced to 10% from 20%, to reflect a stronger weighting of 90% for corporate performance.

Long-term incentive – PSUs

Performance criteria for the PSU plan is being revised in 2022 to include a new carbon reduction measure. The target will be based on the achievement of a three-year reduction in corporate-wide Scope 1 emissions and support our 75% reduction target by 2035. The new carbon reduction measure will have a 10% weighting and the weightings for relative TSR and cumulative EPS will each be reduced to 45% from 50%.

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Share ownership guidelines

Share ownership guidelines for the President and Chief Executive Officer will increase from five times to six times the annual base salary to align more closely with market practice.

Double trigger change of control

Our PSU and RSU plans were amended effective January 1, 2022 such that future grants of equity awards will be subject to double trigger change of control provisions, in alignment with predominant market practice in Canada and the U.S.

All outstanding grants made under the plans prior to 2022 will continue to be subject to single trigger acceleration for a change of control.

Additional details will be provided in our 2023 management information circular.

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2021 Executive compensation

Total direct compensation

We provide a comprehensive compensation package that links our overall corporate strategy and rewards for corporate and individual performance.

A significant portion of total direct compensation is at risk to align executive and shareholder interests. At-risk pay is highest for the President & CEO. The amount of at-risk compensation realized varies from year to year based on corporate and individual performance.

Our strategy is to leverage our operating model, geographic and regulatory diversity, operating expertise, reputation and financial strength to deliver a cleaner energy future. Our focus is on growth and strengthening our low-carbon footprint and we have identified seven strategic initiatives to achieve the growth that our shareholders expect:

•	provide safe and reliable service

•	execute our capital investment plan

•	maintain strong customer and regulatory relationships

•	advance sustainable business practices and the delivery of cleaner energy

•	maintain and invest in system resiliency, innovation and cybersecurity

•	pursue energy infrastructure and expansion of LNG and energy storage

•	maintain investment-grade credit ratings.

Fortis continued to deliver value to its shareholders through the execution of key priorities and continued dividend growth. We discuss the alignment of shareholder value and executive compensation in more detail beginning on page 95.

The table below shows the breakdown of 2021 total direct compensation for the named executives. Note that the value of the PSUs, RSUs and stock options is not guaranteed. You can read more about our incentive plans beginning on page 75.

	Base salary		Annual incentive		Performance share units		Restricted share units		Stock options	Total	At-risk portion
David Hutchens President & CEO	$1,378,850	(1)	$1,737,351	(1)	$4,044,002	(2)	$1,348,001	(2)	–	$8,508,204	84%
Jocelyn Perry EVP, CFO	$660,000		$579,000		$726,000		$1,551,000	(3)	$363,000	$3,879,000	83%
James Laurito EVP, Business Development and CTO	$858,648	(1)	$622,990	(1)	$1,177,392	(2)	$392,464	(2)	–	$3,051,494	72%
Nora Duke EVP, Sustainability and CHRO	$660,000		$516,000		$594,000		$297,000		$297,000	$2,364,000	72%
James Reid EVP, CLO and Corporate Secretary	$660,000		$497,000		$594,000		$297,000		$297,000	$2,345,000	72%

(1)	Mr. Hutchens and Mr. Laurito are U.S. residents and their salary and annual incentive have been converted from US dollars to Canadian dollars using the 2021 average exchange rate of US$1.00 = $1.2535.

(2)	The value of PSUs and RSUs granted to Mr. Hutchens and Mr. Laurito on January 1, 2021 have been converted from US dollars to Canadian dollars using the December 31, 2020 exchange rate of US$1.00 = $1.2732.

(3)	Ms. Perry’s RSUs include a retention incentive in the form of a one-time RSU grant of $1,188,000, equivalent to the sum of her 2021 base salary and short-term incentive, as disclosed in our 2021 management information circular (see page 84).

As disclosed in our 2021 management information circular, the board, acting on the recommendation of the human resources committee, approved the following compensation in US dollars for Mr. Hutchens in his new role as President and CEO effective January 1, 2021:

•	base salary of US$1,100,000

•	target annual incentive of 115% of base salary

•	target long-term incentive of 385% of base salary (allocated 75% PSUs and 25% RSUs).

Total target direct compensation for Mr. Hutchens in 2021 was US$6,600,000. As part of our executive compensation policy, U.S. executives have a different long-term incentive mix compared to Canadian executives. This will be harmonized in 2022 with the elimination of new stock option awards for Canadian executives (see page 72).

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Salary

Salary adjustments usually go into effect on January 1. In determining salary changes from year to year, the committee considers market adjustments to appropriately position pay as compared to the median of the compensation comparator group, the normal progression of more recently appointed executives as well as the executive’s depth of skills and experience. The committee brings forward recommended salary adjustments for the named executives to the board for consideration and approval.

See the summary compensation table on page 98 for the salaries paid to the named executives in the last three fiscal years.

Annual incentive

Purpose

Motivate executives to achieve strong annual business performance and align executive and shareholder interests

Who participates

All executives

Form

Cash, after deducting withholding taxes

Paid in the first quarter of the following year after our year-end results are audited and finalized

Amount

Based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year. The target award and performance weightings vary by role.

	Annual incentive target	Performance mix
	(as % of salary)	Corporate	Individual	Total
David Hutchens President & CEO	115%	80%	20%	100%
Jocelyn Perry EVP, CFO	80%	80%	20%	100%
James Laurito EVP, Business Development and CTO	70%	80%	20%	100%
Nora Duke EVP, Sustainability and CHRO	70%	80%	20%	100%
James Reid EVP, CLO and Corporate Secretary	70%	80%	20%	100%

In 2022 the weighting for individual performance will be reduced from 20% to 10% to reflect a higher weighting of 90% for corporate performance.

Linking pay to performance

The board determines the actual amount based on the recommendation of the human resources committee:

•	generally no awards are granted if corporate performance is below threshold performance. Two financial measures (EPS and cash flow) as well as sustainability measures are used to assess corporate performance
•	if individual performance is judged to be unsatisfactory, no award is granted even if certain threshold performance or targets are met
•	the award is capped at 200% of target. The board has discretion to increase the overall award to a maximum of 200% as discussed on page 68

•	all circumstances relevant to the performance assessment are considered when exercising discretion. This includes factors that the board believes are beyond the reasonable control of management when assessing actual EPS against target EPS and actual cash flow against target cash flow, as recommended by the human resources committee.

New in 2021

Our corporate targets under the annual incentive include a new measure to address carbon reduction and climate change. This measure is included in the sustainability performance weighting, which has increased to 30% from 20% and reduced the weighting of the cash flow measure to 10% from 20% (see page 76). The increased sustainability weighting reflects our focus on this critical area. Financial performance remains the most significant portion of the annual incentive, with EPS weighted at 60% and cash flow at 10%. Complete details begin on the next page.

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New in 2022

To support our continued advancement on diversity, we are introducing a new DEI measure in our corporate targets for the 2022 annual incentive. The new measure will have a 10% weighting within the overall sustainability and people performance category, which will focus on ESG leadership, people and reliability and account for 40% of corporate performance. The EPS weighting will be reduced to 50% from its current weighting of 60%.

The individual performance weighting for the annual incentive will be reduced from 20% to 10% to reflect a higher weighting of 90% for corporate performance.

2021 Annual incentive performance summary

The 2021 corporate performance factor, which measures financial performance using EPS and cash flow and sustainability performance for safety, reliability, carbon reduction and climate change, was assessed at 102% as follows:

2021 Corporate performance	Result	Weighting	Performance factor
Financial performance
EPS	115.0%	60%	69.0%
Cash flow new weighting in 2021	90.7%	10%	9.1%
Sustainability performance new weighting in 2021	79.7%	30%	23.9%
Total		100%	102%

Details about our EPS, cash flow and sustainability performance follow on pages 77 to 80.

Individual performance was assessed at 140% for Mr. Hutchens, 140% for Ms. Perry, 110% for Mr. Laurito, 150% for Ms. Duke and 130% for Mr. Reid (see pages 81 and 82).

The table below shows the calculation of the 2021 annual incentive. Amounts reflect adjustments due to rounding.

David Hutchens (3)	$1,378,850	115%	81.6%	28%	$1,737,351	109.6%	20.4%
Jocelyn Perry	$660,000	80%	81.6%	28%	$579,000	109.6%	14.9%
James Laurito (3)	$858,648	70%	81.6%	22%	$622,990	103.6%	20.4%
Nora Duke	$660,000	70%	81.6%	30%	$516,000	111.6%	21.8%
James Reid	$660,000	70%	81.6%	26%	$497,000	107.6%	21.2%

(1)	Reflects an 80% weighting for all named executives.

(2)	Reflects a 20% weighting for all named executives.

(3)	Annual incentive awards for Mr. Hutchens and Mr. Laurito are paid in US dollars and have been converted to Canadian dollars using the 2021 annual average exchange rate of US$1.00 = $1.2535.

2021 Annual incentive performance assessment

In 2021 Fortis delivered net earnings attributable to common equity shareholders of $1,231 million, or $2.61 per common share, compared to $1,209 million, or $2.60 per common share, for 2020.

Earnings growth in 2021 was tempered by the unfavourable impact of foreign exchange of $48 million and significant one-time items recognized in 2020 of $14 million, related to an adjustment to ITC's base return on common equity (ROE), partially offset by the finalization of U.S. tax reform. These impacts were partially offset by unrealized mark-to-market gains of $12 million in 2021 on natural gas derivatives at Aitken Creek.

Fortis delivered earnings growth of $72 million, or $0.15 per common share, excluding the impact of the above noted items. Operational growth in 2021 reflected: (i) rate base growth, (ii) higher earnings in Arizona primarily due to new customer rates at TEP effective January 1, 2021, partially offset by lower sales due to unfavourable weather and higher operating costs, (iii) continued economic recovery in the Caribbean from conditions experienced in 2020 associated with the COVID-19 pandemic, and (iv) higher sales at FortisAlberta associated with favourable weather, partially offset by a higher effective income tax rate. This growth was partially offset by lower hydroelectric production in Belize and lower earnings at Aitken Creek due to realized losses on natural gas contracts. In addition to the above noted items, the change in EPS reflected an increase in the weighted average number of common shares outstanding largely associated with Fortis’ dividend reinvestment plan.

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Cash from operating activities was $2,907 million for 2021, an increase of $206 million from 2020, due to higher cash earnings, reflecting rate base growth and new customer rates at TEP, effective January 1, 2021, partially offset by higher operating costs at TEP and an upfront payment received by FortisAlberta in 2020 associated with a long-term energy retailer agreement. Favourable changes in regulatory deferrals due to the timing of flow-through costs in customer rates, and lower transmission payments at FortisAlberta also contributed to the increase. The increase was partially offset by the lower exchange rate between the US dollar and Canadian dollar in 2021.

Fortis is committed to sustainability and we are focused on being a safe and reliable energy provider. The health and safety of our people and communities remains our top priority, in particular as we continue to navigate challenges associated with the COVID-19 pandemic. Our safety and reliability results continue to outperform industry averages in Canada and the US, despite less favourable outcomes reported in 2021. We remain extremely vigilant on safety and reliability and continuously seek to improve. See pages 79 and 80 to read about our 2021 sustainability performance compared to the targets set under our annual incentive plan.

The human resources committee reviewed and approved the adjusted targets and results as described under Things to note in the following pages, and included them with their compensation recommendations to the board for its review and approval (see page 71). Additional information about the non-US GAAP measures is provided below and on page 107.

2021 Annual incentive

1. Corporate performance

Measures results against performance on the following key measures:

•	EPS (60% weighting)
•	Cash flow (10% weighting) new weighting in 2021
•	Sustainability performance for safety and reliability (30% weighting) new weighting in 2021 includes safety, reliability and a new measure for carbon reduction and climate change

EPS: 60% weighting

Target and related payout levels are determined in consideration of shareholder expectations. For 2021, these were set with reference to our annual business plan as approved by the board, actual results for the prior year and any new information subsequent to the approval of the business plan.

Determining the payout

The table below sets out our 2021 targets for EPS. The award is capped at 200% of target (see page 65 for details).

Minimum (50%)	Adjusted target (100%)	Stretch (150%)	Maximum (200%)
$2.46	$2.56	$2.66	$2.71

The graph to the right shows our 2021 adjusted EPS for annual incentive purposes of $2.59 against the adjusted target, resulting in a payout of 115%.

2021 EPS results

Target EPS	Reported EPS	Adjusted target EPS	Adjusted EPS for annual incentive (1)	Annual incentive result (% of target)
$2.65	$2.61	$2.56	$2.59	115%

(1)   Non-US GAAP measure (see page 107). Consistent with adjusted EPS, as reported for 2021.

Things to note

For the purposes of calculating the EPS component of corporate performance, reported EPS of $2.61 was adjusted as follows:

•	exclude $12 million unrealized gain on the mark-to-market of derivatives associated with the Aitken Creek natural gas storage facility

The above adjustment amounts to a decrease in earnings per share of $0.02, resulting in an EPS of $2.59 for the purposes of evaluating performance under the annual incentive, consistent with adjusted EPS, as reported for 2021.

This adjustment was made to ensure our executives are paid for creating long-term value for shareholders and to reflect the performance of the business under management’s reasonable control in relation to the board approved targets.

The target EPS of $2.65 was adjusted to $2.56 to reflect:

•	the 2021 average exchange rate between the US dollar and Canadian dollar of US$1.00 = $1.25, compared to the projected rate of US$1.00 = $1.32 assumed in the annual business plan.

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Cash flow: 10% weighting new weighting in 2021

Cash flow is defined as operating cash flow before changes in working capital. Target and related payout levels were determined with reference to our annual business plan as approved by the board, actual results for the prior year and any new information subsequent to the approval of the business plan.

Determining the payout

The table below sets out our 2021 cash flow targets. The award is capped at 200% of target (see page 65 for details).

($millions)

Minimum (50%)	Adjusted target (100%)	Stretch (150%)	Maximum (200%)
$2,951	$3,074	$3,197	$3,258

The graph to the right shows our 2021 cash flow for annual incentive purposes of $3,051 million against the adjusted target, resulting in a payout of 90.7%.

2021 Cash flow results

($millions)

Target cash flow	Reported cash flow (1)	Adjusted target cash flow	Annual incentive result (% of target)
$3,180	$3,051	$3,074	90.7%

(1)   Operating cash flow before changes in working capital.

Things to note

We added the cash flow measure in 2019 to reinforce our commitment to maintaining our investment grade credit ratings.

There were no adjustments to reported cash flow before changes in working capital of $3,051 million for annual incentive purposes.

The target cash flow of $3,180 million was adjusted to $3,074 million to reflect:

•	the 2021 average exchange rate between the US dollar and Canadian dollar of US$1.00 = $1.25, compared to the projected rate of US$1.00 = $1.32 assumed in the annual business plan.

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Sustainability performance in safety, reliability and carbon reduction and climate change: 30% weighting new weighting in 2021

Safety performance is weighted at 10%, electrical system performance at 6%, gas system performance at 4%, and carbon reduction and climate change at 10% (new in 2021).

Safety and reliability targets reflect utility industry standard measures and are set by applying a 3% improvement factor to our performance over the previous three years:

•	Safety: All Injury Frequency Rate
•	Electrical system reliability:
•	System Average Interruption Duration of Outages per Customer Index (SAIDI), for our distribution and integrated utilities, using the Electrical and Electronics Engineers methodology (4% weighting)
•	Forced, Sustained Line Outages (FSLO) for ITC (2% weighting)
•	Gas system performance: Gas Leaks per Customer (4% weighting).

The new carbon reduction and climate change measure addresses:

•	actions and deliverables to advance the achievement of the 75% carbon reduction goal by 2035 and other initiatives aimed at GHG reduction
•	the objective to identify, assess and disclose climate risk, impacts and mitigation over the next three to five years (see page 80).

Determining the payout (20% weighting)
Safety, SAIDI and Gas system performance		FSLO
Actual performance vs target	Payout	Actual performance vs target	Payout
Over 105%	0%	Over 120%	0%
Between 105% and 95%	Interpolated payout between 50% and 200%	Between 120% and 80%	Interpolated payout between 50% and 200%
Below 95%	200%	Below 80%	200%

The graphs below show our 2021 sustainability performance against the targets for the year:

Things to note

Our safety, reliability and carbon reduction and climate change measures reflect our focus and commitment to superior sustainability performance.

We continued to outperform industry averages for safety and reliability, however, 2021 performance reflects a higher number of injuries compared to 2020 and our prior three-year average. Safety improvements and prevention remain a key priority.

We demonstrated strong performance in gas and transmission system reliability, while electricity system reliability was impacted by extreme weather in a number of regions.

Carbon reduction and climate change initiatives were well executed in 2021. The committee reviewed our performance for 2021 – the first year for this measure – and concluded that performance aligned with a payout of 120% (see page 80).

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Determining the payout (10% weighting)

Carbon reduction and climate change – new measure in 2021

Carbon reduction

The carbon reduction target captures the 2021 actions and deliverables to advance the achievement of the 75% carbon reduction goal by 2035 and other initiatives aimed at GHG reduction.

2021 key highlights

Completed clean energy reviews with our subsidiaries to support a detailed trajectory of forecast carbon emission reductions to 2035 to inform future target setting

Expanded our total renewable portfolio, including completion of first wind generation source (Oso Grande) and addition of 100 MW solar and 30 MW battery storage

Executed energy efficiency initiatives to achieve over 580,000 MW energy savings

Climate change The climate change target supports the objective to identify, assess and disclose climate risk, impacts and mitigation over the next three to five years.

2021 key highlights

Became an official TCFD supporter in July 2021

Executed climate-related scenario analysis including an in-depth assessment of four different climate change scenarios at five of our largest utilities

Completed a consolidated climate risk assessment with material risks identified for each TCFD category. Findings are reflected in our 2022 TCFD and climate assessment report on our website (www.fortisinc.com).

The human resources committee conducted an assessment of the progress made against several indicators that were set out for carbon reduction and climate change at the beginning of the year.

The committee noted key progress areas in 2021 including becoming a TCFD signatory, the completion of a consolidated climate risk assessment and climate scenario analysis at select subsidiaries, and the completion of clean energy reviews with subsidiaries to support forecast carbon emission reductions to 2035, among other things.

Based on this assessment, which included the many highlights noted above, the committee concluded that the carbon reduction and climate priorities were well executed in 2021, representing above target performance at 120% for this new measure.

2021 Sustainability performance results

	Target	Actual result	Weighting	Annual incentive result (% of target)
Safety performance All Injury Frequency Rate	1.29	1.40	10%	0%
Electrical system reliability SAIDI	1.88	2.28	4%	0%
FSLO (ITC)	91	74	2%	194.4%
Gas system performance Gas Leaks per Customer	1.97	1.50	4%	200%
Carbon reduction and climate change (1)	–	120%	10%	120%
Total sustainability result			30%	79.7%

(1) Approved assessment based on indicators of progress in priority areas for 2021.

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2. Individual performance

Each named executive is assessed on general performance relative to key accountabilities and 2021 functional performance priorities as listed below. No incentive award is granted if individual performance is judged to be unsatisfactory.

David Hutchens, President & CEO

2021 individual performance factor: 140%

As President & CEO, Mr. Hutchens is responsible for leading the strategic direction and long-term success of Fortis, our overall financial performance and our sustainability strategy. He is accountable to the board for the development and execution of the continued growth and innovation our shareholders expect, meeting the expectations of our stakeholders to deliver cleaner energy in a safe and reliable manner, and the development and assessment of our executive leaders.

We delivered steady growth in 2021 and made significant progress on our long-term goals. Under Mr. Hutchens’ leadership, we advanced our business strategy and adapted to the challenges associated with the COVID-19 pandemic. Mr. Hutchens contributed to accomplishments on key projects and initiatives. In 2021 we executed a $3.6 billion capital program, advanced progress on major capital projects and delivered a new five-year capital plan totaling $20 billion. Mr. Hutchens supported the advancement of DEI initiatives including our DEI Advisory Council and board diversity policy and demonstrated a strong focus on improving our safety culture and performance. He remains committed to the progression of our clean energy strategy and other ESG matters, including climate risk assessments and TCFD alignment. Mr. Hutchens demonstrated a strong presence in public policy and government relationships across our various jurisdictions and in our investor outreach. Mr. Hutchens advanced succession and executive development in operations and innovation and capital markets and business development, in view of the retirement of Mr. Laurito at the end of 2021, and endorsed the establishment of the Fortis Leadership Lab.

Jocelyn Perry, EVP, CFO

2021 individual performance factor: 140%

As EVP, CFO, Ms. Perry has responsibility for Fortis’ financial stewardship and the development of an effective funding strategy to support our continued growth. She is also responsible for our financial reporting and investor relations strategy.

Ms. Perry delivered the 2022 business plan with a new five-year capital plan of $20 billion, and contributed to the achievement of $3.6 billion in capital expenditures in 2021. The five-year outlook also reflects a 6% rate base growth and affirmation of the 6% annual dividend growth guidance to 2025. Ms. Perry played a key role in the development of major projects not currently included in the business plan, such as the Lake Erie Connector Project and additional investment opportunities in British Columbia, and led the advancement and execution of a $500 million 2.18%, 7-year debt offering at Fortis in May 2021, which was accelerated from 2022 to reduce refinancing risk. Further efforts in 2021 focused on improving cash flows and credit metrics and facilitating regular engagement with credit rating agencies. In 2021 Ms. Perry executed on investor relations priorities, including the completion of a successful year of investor outreach and transition support for Mr. Hutchens. Ms. Perry supported executive development in the area of capital markets and business development, including the appointment of a Senior Vice President in this role and provided regular mentorship to subsidiary CFOs and leadership engagement on DEI activities at our subsidiaries.

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James Laurito, EVP, Business Development and CTO

2021 individual performance factor: 110%

As EVP, Business Development and CTO, Mr. Laurito was responsible for the identification and development of future growth opportunities as well as strategic leadership for information technology and cybersecurity.

Mr. Laurito led the assessment of business development opportunities and internal growth and innovation initiatives in 2021 through continued work with Energy Impact Partners, the Fortis operating group and the Fortis Innovation Network and involvement on the board of directors of numerous industry organizations. He continued to support the advancement of clean energy initiatives across the Fortis group, such as battery storage projects, solar opportunities and regulatory filings for electric vehicle initiatives, and engaged with subsidiaries in the execution of capital plans and business development initiatives. Further, he contributed to negotiations and strategy guidance for the Lake Erie Connector Project. Mr. Laurito effectively led matters related to technology and cybersecurity, including executive oversight of the corporate-wide cyber risk management program and implementation of a cybersecurity strategy, and provided oversight of information technology investments and knowledge on best practices. Mr. Laurito retired on December 31, 2021.

Nora Duke, EVP, Sustainability and CHRO

2021 individual performance factor: 150%

As EVP, Sustainability & CHRO, Ms. Duke is responsible for enterprise-wide sustainability, talent development and related human resource priorities as well as our internal and external communications strategy.

Ms. Duke led the continued advancement of our sustainability strategy, including achievements in climate risk priorities, TCFD alignment and GHG reduction goals. Ms. Duke delivered improvements in our ESG ratings and expanded ESG focused outreach with investors and other stakeholder groups. In 2021 Fortis became a TCFD supporter and led the completion of climate assessments at our larger utility businesses. Ms. Duke continues to be integral to the progression of our DEI strategy. As chair of the Fortis DEI Advisory Council, Ms. Duke facilitated progress in two priority areas – racial justice and diversity representation. She also played a role in executing on commitments relating to the Black North initiative and corporate DEI priorities. Ms. Duke led our leadership development, talent assessment and succession priorities through a number of deliverables in 2021, including the recruitment of the Senior Vice President, Capital Markets and Business Development and appointment of the EVP, Operations and Innovation. Ms. Duke was key to the development and launch of the Fortis Leadership Lab and supported industry leadership and external initiatives to support the transition of Mr. Hutchens as our new President & CEO. Ms. Duke, in conjunction with Mr. Reid, played a key role in the implementation of double-trigger change of control provisions in equity plans across the Fortis group. As CHRO, Ms. Duke provided enterprise leadership on matters related to our employees, communications and community engagement as we continued to navigate challenges associated with the COVID-19 pandemic.

James Reid, EVP, CLO and Corporate Secretary

2021 individual performance factor: 130%

As EVP, CLO & Corporate Secretary, Mr. Reid is responsible for the strategic leadership and effective management of governance, compliance, legal and corporate secretary functions. He is responsible for minimizing legal risks by advising the company and its board members on significant legal and regulatory issues.

In 2021 Mr. Reid led a significant aspect of our strategic engagement process. He demonstrated leadership in his oversight of subsidiary general counsels across the group with respect to Fortis' growth strategy and best practices in governance and risk management. Further, he provided mentorship to newly appointed subsidiary general counsels and legal support and guidance to subsidiaries on key litigation matters. Mr. Reid continued to advance governance best practices across the group in 2021. He developed a program for onboarding incoming directors and executed the delivery of key education sessions for board members. He participated in shareholder and external engagements with a focus on ESG, board diversity and governance practices and supported our DEI strategy through contributions relating to the BlackNorth initiative and the approval of board diversity targets. Mr. Reid, in conjunction with Ms. Duke, was key to the implementation of double-trigger change of control provisions in equity plans across the Fortis group. As CLO, Mr. Reid devoted significant attention in 2021 to legal and business issues relating to vaccines and vaccine mandates, in consultation with leaders in human resources and legal across the organization.

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Long-term incentive

Purpose

Motivates executives to achieve strong long-term business performance and align executive and shareholder interests by tying incentive compensation to the value of our common shares. Also used to attract and retain highly qualified executives.

Who participates

All executives

Form

•	Performance share units (PSUs)
•	Restricted share units (RSUs)
•	Stock options – no new grants beginning in 2022 (see pages 60 and 72)

75% of equity-based compensation for senior executives is based on performance. This compensation is delivered through the granting of PSUs and stock options for Canadian executives, and PSUs for U.S. executives. The remaining 25% of equity-based compensation is tied to ongoing service through the granting of RSUs.

Amount

The long-term incentive award is granted annually and the amount is based on competitive positioning and executive level. 2021 target awards were as follows:

	Total target grant value	Incentive mix
	(as % of salary)	PSUs	RSUs	Stock options
David Hutchens President & CEO	385%	75%	25%	–
Jocelyn Perry EVP, CFO	220%	50%	25%	25%
James Laurito EVP, Business Development and CTO	180%	75%	25%	–
Nora Duke EVP, Sustainability and CHRO	180%	50%	25%	25%
James Reid EVP, CLO and Corporate Secretary	180%	50%	25%	25%

PSUs

Vesting

PSUs vest at the end of a three-year performance period based on our performance against two pre-established measures (see page 85).

Payout

Vesting ranges from 0 to 200% of target. Paid out in cash, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes. PSUs earn dividend equivalents at the same rate as dividends paid on our common shares, and cannot be assigned to another person.

The committee can cancel the payout if our corporate long-term credit rating is below BBB (as designated by S&P) on the last day of the performance period (December 31, or the final business day of the three-year period if December 31 falls on a weekend).

Linking pay to performance

The ultimate value of the award is based on our performance against the two pre-established measures – cumulative EPS and relative TSR. If we do not achieve a minimum level of performance, the payout for that measure is zero.

The human resources committee can set additional performance criteria for PSU awards at or after the time of grant.

Using discretion

The committee can use its discretion to take into account any extraordinary items during the three-year performance period when determining the payout.

RSUs

RSU awards are settled in cash (or Fortis common shares purchased on the TSX or NYSE beginning with the 2020 RSU awards) at the end of the three-year vesting period, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes. RSUs earn dividend equivalents at the same rate as dividends paid on our common shares, and cannot be assigned to another person. An executive who is continuing to work towards meeting our share ownership requirement must receive 50% of the vested RSUs in shares (see page 65).

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Stock options

Vesting

Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years.

Payout

Stock options give the holder the option to buy Fortis common shares at a price that is at least the market price at the time of grant. We call this the exercise price, defined as the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the grant date.

Linking pay to performance

Stock options only have value if our share price increases above the exercise price.

New in 2022

We will no longer grant stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives. Equity-based compensation for all Fortis executives will be allocated 75% PSUs and 25% RSUs (see page 72).

We are adding a new measure to the PSU plan that will focus on carbon reduction. The new measure will have a 10% weighting and the relative TSR and cumulative EPS weightings will each be reduced to 45% from 50%, beginning with the 2022 PSU awards (see page 72).

2021 Long-term incentive awards

	PSUs (1)(2)			RSUs (1)(2)(3)			Stock options
	Grant value	Number of PSUs	As a % of 2021 total direct compensation	Grant value	Number of RSUs	As a % of 2021 total direct compensation	Grant value	Number of options granted	As a % of 2021 total direct compensation
David Hutchens	$4,044,002	77,237	47.5%	$1,348,001	25,746	15.9%	–	–	–
Jocelyn Perry	$726,000	13,866	18.7%	$1,551,000	29,623	40.0%	$363,000	56,660	9.4%
James Laurito	$1,177,392	22,487	38.6%	$392,464	7,496	12.9%	–	–	–
Nora Duke	$594,000	11,345	25.1%	$297,000	5,672	12.6%	$297,000	46,356	12.6%
James Reid	$594,000	11,345	25.3%	$297,000	5,672	12.7%	$297,000	46,356	12.7%

(1)	The number of PSUs and RSUs in the table reflect any adjustments due to rounding.

(2)	PSU and RSU awards for Mr. Hutchens and Mr. Laurito are calculated and awarded in US dollars and have been converted to Canadian dollars using the December 31, 2020 exchange rate of US$1.00 = $1.2732.

(3)	Ms. Perry’s RSUs include a retention incentive in the form of a one-time RSU grant of $1,188,000, as disclosed in our 2021 management information circular (see also details below).

2021 PSU and RSU awards

The 2021 PSU and RSU awards were granted on January 1, 2021 in accordance with the executive compensation policies of Fortis and related subsidiaries. The grant value was divided by $52.36, the volume weighted average trading price of our common shares on the TSX for the five days ending December 31, 2020, to calculate the number of units to be awarded.

Ms. Perry’s RSUs include a retention incentive in the form of a one-time RSU grant of $1,188,000, equivalent to the sum of her 2021 base salary and target short-term incentive. As disclosed in our 2021 management information circular, the board, acting on the recommendation of the human resources committee, exercised its discretion and approved a retention arrangement with Ms. Perry to recognize the critical skills and experience she brings to the executive team, and support the strength and cohesion of the executive team in the near term and the positioning of Fortis for ongoing success and growth. The award was granted on January 1, 2021, during the annual grant cycle for equity incentives, and vests at the end of three years (see page 83 for information about our RSU plan).

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PSU performance criteria

PSUs granted in 2021 will vest on January 1, 2024 (the third anniversary of the grant date) based on our performance against two pre-established measures, each weighted at 50%:

•	our cumulative EPS compared to a target set by the human resources committee with reference to our business plan

•	our TSR compared to the TSR of companies in our performance peer group.

The payout multiplier for each measure is zero if we do not achieve threshold performance, and is capped at 200% for maximum performance.

On the grant date, our long-term credit rating was A- as designated by S&P.

About EPS

EPS is a strong measure of absolute performance, and is a common metric for assessing short and long-term performance in the utility industry.

We use EPS in our annual incentive plan and our PSU plan to motivate strong business performance and align executive and shareholder interests over varied time horizons.

About our cumulative EPS

Fortis three-year cumulative EPS compared to target	Payout multiplier
Maximum (target +7%)	200%
Stretch (target +5%)	150%
Target (plan)	100%
Minimum (target -5%)	50%
Below threshold	0%

We set four performance thresholds for the cumulative EPS measure. Target cumulative EPS for the 2021 PSU awards was set by the human resources committee in reference to our business plan, prior year results, and any new information subsequent to the approval of the business plan.

If our cumulative EPS is within the minimum and maximum payout thresholds, the multiplier is determined using a linear interpolation.

About TSR

Our TSR will be measured against a performance peer group of 25 publicly traded North American utility companies that we compete with for investors:

Alliant Energy Corp. Ameren Corp. Atmos Energy Corp. CMS Energy Corp. Canadian Utilities Ltd. CenterPoint Energy, Inc. Consolidated Edison, Inc.	DTE Energy Co. Edison International Emera Inc. Entergy Corp. Evergy, Inc. Eversource Energy	FirstEnergy Corp. Hydro One Ltd. NiSource Inc. OGE Energy Corp. Pinnacle West Capital Corp. PG&E Corporation	PPL Corp. Public SVC Enterprise Group Sempra Energy UGI Corp. WEC Energy Group Xcel Energy Inc.

Companies were approved by the human resources committee in November 2020 based on several criteria, including size and complexity of the business. The table below shows the median and average for the group compared to Fortis as at December 31, 2020.

	Market capitalization ($ millions)	Total revenue ($ thousands)	Total assets ($ thousands)	Debt/book capitalization (%)	Dividend yield (%)
Median	$22,462	$9,711,773	$42,648,748	57.56%	3.54%
Average	$23,723	$10,362,009	$49,330,225	59.14%	3.37%
Fortis	$24,274	$8,935,000	$55,481,000	55.08%	3.88%

The human resources committee reviews the composition of the peer group annually, and has the authority to make any changes to the composition that it deems appropriate.

The TSR multiplier will be determined as follows:

Fortis three-year TSR compared to the performance peer group TSR	Payout multiplier
Maximum: P85 or higher	200%
Target: P50 (median)	100%
Minimum: P30	50%
Below threshold: Less than P30	0%

The TSR performance threshold for maximum payout is P85 or higher. This was increased from P75 beginning with the 2017 PSU awards.

If our TSR is between the 30th and 85th percentiles, the multiplier is determined using a linear interpolation.

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2018 PSU awards

PSUs granted in 2018 vested on January 1, 2021 based on our three-year performance on two measures:

•	our cumulative EPS compared to our target EPS for the period (50% weighting)

•	our relative TSR (50% weighting).

The 2018 performance peer group included 25 publicly traded North American utility companies that we compete with for investors. Due to consolidation in the industry, one peer company was subject to a merger and therefore no longer appropriate for consideration as a peer. The performance peer group used to assess the 2018 PSU awards consisted of the following 24 companies:

Alliant Energy Corp. Ameren Corp. Atmos Energy Corp. Canadian Utilities Ltd. CenterPoint Energy, Inc. CMS Energy Corp.	Consolidated Edison DTE Energy Co. Edison International Emera Inc. Entergy Corp. Eversource Energy	FirstEnergy Corp. HydroOne Limited NiSource Inc. OGE Energy Corp. Pinnacle West Capital Corp. PG&E Corporation	PPL Corp. Public SVC Enterprise Group Sempra Energy UGI Corp. WEC Energy Group Xcel Energy Inc.

The 2018 PSU payout multiplier was calculated at 111.3% as follows:

At December 31, 2020, our long-term corporate credit rating was A-, as designated by S&P.

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The table below shows the calculation of payouts of the 2018 PSU awards based on the payout multiplier of 111.3% and the realized value. Payout amounts reflect adjustments due to rounding.

David Hutchens (1)	111.3%	9,565	1,129	$52.36	$621,010	141%
Jocelyn Perry (2)(3)	111.3%	8,757	1,034	$52.36	$570,309	142%
James Laurito (4)	111.3%	29,514	3,484	$52.36	$1,916,260	141%
Nora Duke (3)	111.3%	16,578	1,957	$52.36	$1,079,664	142%
James Reid (3)(5)	111.3%	13,717	1,465	$52.36	$884,343	140%

(1)	The award for Mr. Hutchens was paid out using US$41.64, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2020 of $52.36, converted to US dollars using the exchange rate applicable to the PSU grant on December 29, 2017 (the business day prior to the grant date) of US$1.00 = $1.2573. The amount has been converted to Canadian dollars using the 2021 annual average exchange rate of US$1.00 = $1.2535. Mr. Hutchens also received PSU awards under the UNS Energy plan (see below).

(2)	The award for Ms. Perry represents an incremental grant prorated upon her appointment as EVP, CFO on June 1, 2018. Ms. Perry also received a PSU award from Newfoundland Power prior to her appointment at Fortis (see below).

(3)	The award was paid out using $52.36, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2020.

(4)	Mr. Laurito received PSUs under the 2018 share unit plan for CH Energy Group. The terms of that plan mirrored the Fortis 2018 PSU plan. The award was paid out using US$41.64, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2020 of $52.36, converted to US dollars using the exchange rate applicable to the PSU grant on December 29, 2017 (the business day prior to the grant date) of US$1.00 = $1.2573. The amount has been converted to Canadian dollars using the 2021 annual average exchange rate of US$1.00 = $1.2535.

(5)	The award for Mr. Reid was prorated to reflect his appointment as EVP, CLO and Corporate Secretary effective March 5, 2018.

Subsidiary PSU awards

In 2018 Ms. Perry received PSU awards under the PSU plan for Newfoundland Power and Mr. Hutchens received PSU awards under the PSU plan for UNS Energy. The 2018 PSUs vested on January 1, 2021.

The table below shows the calculation of each payout and the realized value. Payout amounts reflect adjustments due to rounding.

Jocelyn Perry	112.7%	3,834	453	$52.36	$252,944	143%
David Hutchens (1)	162.2%	25,504	3,011	$52.36	$2,414,308	206%

(1)	The award was paid out using US$41.64, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2020 of $52.36, converted to US dollars using the exchange rate applicable to the PSU grant on December 29, 2017 (the business day prior to the grant date) of US$1.00 = $1.2573. The amount has been converted to Canadian dollars using the 2021 annual average exchange rate of US$1.00 = $1.2535.

Subsidiary performance multiplier

All subsidiary share unit plans are subject to the same minimum and maximum payout limits as Fortis.

Newfoundland Power

Payment criteria for Newfoundland Power’s 2018 performance-based units was based on three performance measures. Two measures, Fortis cumulative EPS and Fortis relative TSR, were consistent with the measures used for the Fortis 2018 PSU awards as outlined above, and the third measure was three-year subsidiary cumulative net income.

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The 2018 PSU payout multiplier for Newfoundland Power was calculated as follows:

Jocelyn Perry	26.0%	24.5%	62.2%	112.7%

(1)	Three-year cumulative net income for Newfoundland Power exceeded target, resulting in a payout of 104%.

(2)	We achieved a cumulative EPS of $7.77 compared to our target of $7.79, resulting in a payout of 98.1%.

(3)	Our three-year TSR of 27.7% was at the 57th percentile of the performance peer group, resulting in a payout of 124.4%.

UNS Energy

Payment criteria for the performance-based units granted by UNS Energy was based on two equally weighted performance measures: Fortis relative TSR, consistent with Fortis’ measure as outlined above, and three-year subsidiary cumulative net income.

The 2018 PSU payout multiplier for UNS Energy was calculated as follows:

David Hutchens	100.0%	62.2%	162.2%

(1)	Three-year cumulative net income for UNS Energy exceeded target, resulting in a payout of 200%.

(2)	Our three-year TSR of 27.7% was at the 57th percentile of the performance peer group, resulting in a payout of 124.4%.

2018 RSU awards

In 2018 Ms. Perry received RSU awards under the RSU plan for Newfoundland Power and Mr. Hutchens received RSU awards under the RSU plan for UNS Energy. The 2018 RSUs vested on January 1, 2021.

The table below shows the calculation of each payout and the realized value. Payout amounts reflect adjustments due to rounding.

Jocelyn Perry (1)	1,917	226	$52.36	$112,220	127%
David Hutchens (2)	12,752	1,505	$52.36	$744,238	127%

(1)	The award was paid out using $52.36, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2020.

(2)	The award was paid out using US$41.64, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2020 of $52.36, converted to US dollars using the exchange rate on December 29, 2017 (the business day prior to the grant date) of US$1.00 = $1.2573. The payout amount has been converted to Canadian dollars using the 2021 annual average exchange rate of US$1.00 = $1.2535.

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2019 PSU awards

PSUs granted in 2019 vested on January 1, 2022 based on our cumulative EPS compared to target EPS and relative TSR for the three-year performance period.

Our three-year TSR of 51.6% was at the 74th percentile of the performance peer group, resulting in a payout of 173.5%. The success of our organic growth strategy and the strength of our financial performance in 2021, resulted in a cumulative EPS over the three-year performance period of $7.92, resulting in a 120.5% achievement.

The result is a combined payout multiplier of 147.1%, calculated as follows:

(1)	The 2019 gain on the sale of the Waneta Expansion was excluded from cumulative EPS and the related payout associated with the 2019 PSU award.

(2)	In 2019 Mr. Hutchens received a PSU award under the UNS Energy share unit plan. As the three-year performance for the plan includes subsidiary cumulative net income, the payout multiplier varies from the 147.1% above.

The 2019 PSU award was paid out using $61.08, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2021.

2019 RSU awards

RSUs granted in 2019, vested on January 1, 2022 and were paid out using $61.08, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2021.

Details about the payouts of the 2019 PSU and RSU awards, including the amounts paid to each named executive, will be included in our 2023 management information circular.

2021 Stock option awards

The 2021 stock option awards were granted on February 25, 2021 in accordance with our executive compensation policy. The grant date fair value was $50.33 based on the volume weighted average trading price of our common shares on the TSX for the five days prior to the grant date.

We generally value stock options based on the binomial valuation model to determine the fair value of stock options to acquire common shares. The binomial valuation for the 2021 grant resulted in a value ratio of 12.7% of our share price at the time of grant. See footnote 2 to the summary compensation table on page 98 for details.

About the stock option plan

The current plan was adopted in 2012 and is administered by the human resources committee. The committee determines:

•	who is eligible to participate in the plan and who, among them, are granted stock option awards

•	the number of common shares covered by each grant of stock options

•	the exercise price (cannot be less than the volume weighted average trading price of our common shares on the TSX for the last five trading days ending the day before the grant date)

•	when the stock options will be granted

•	when the stock options will vest

•	when the stock options will expire.

Volume weighted average trading price is the total value of our common shares traded on the TSX during the last five trading days ending the day before the grant date, divided by the total volume of our common shares traded during the period.

Stock options granted under the plan to insiders, together with any other security-based compensation arrangement at Fortis, must not be more than 10% of our total issued and outstanding common shares at any time, or within a one-year period. The plan does not set out a maximum number of stock options that may be issued to any one person.

Holders cannot exercise their stock options during a blackout period as set out in the plan document, our insider trading policy and Canadian securities laws. If the expiry date falls in a blackout period, the term of the stock options or the unexercised portion of the grant will be extended to 10 business days after the end of the blackout period.

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Other important things to know

•	We have 2,683,069 common shares remaining in reserve for stock options to be issued under the 2012 stock option plan, representing 0.57% of the total number of issued and outstanding common shares as of December 31, 2021

•	Since the plan’s inception in 2012, 4,424,354 shares have been issued on the exercise of stock options granted under the plan, representing 0.94% of the total number of shares issued and outstanding as of December 31, 2021

•	The next table shows the burn rate for the last three years, calculated as the number of options granted in the year divided by the weighted average number of shares outstanding for the year:

	2021	2020	2019
Number of options granted	431,396	686,420	852,088
Weighted average number of shares outstanding	470,923,207	464,759,838	436,761,920
Burn rate	0.09%	0.15%	0.20%

•	Canadian resident employees of Fortis and its subsidiaries may be granted stock options under the 2012 stock option plan. Our practice is to only grant stock options to executives

•	Non-employee directors are not entitled to participate in the plan

•	Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years. Vesting accelerates upon a change of control, as defined in the plan

•	We do not backdate stock options or change or reduce the exercise price of stock options previously granted

•	We do not grant loans for participants to exercise their stock options

•	A stock option award does not represent a right for the holder to continue working for or providing services to Fortis

•	Stock options expire three years after the executive retires or dies. They cannot be assigned to another person, except by testate succession or the laws of descent if the holder dies. On termination without cause, vested stock options must be exercised within 90 days of termination

New in 2022

Starting in 2022 we will no longer grant stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives. Equity-based compensation for all Fortis executives will be allocated 75% PSUs and 25% RSUs (see pages 60 and 72).

Amendment provisions

The 2012 stock option plan contains detailed provisions to clarify when shareholder approval is required in order to amend the plan. No amendment that requires shareholder approval under applicable law or the rules or policies of any stock exchange where our common shares are traded from time to time will take effect until we obtain the necessary approval.

In addition, we require shareholder approval by ordinary resolution for any amendment or modification which:

•	increases the maximum number of common shares that may be issued under the 2012 stock option plan, except for making an adjustment in accordance with the plan’s adjustment provisions

•	reduces the exercise price of a stock option granted under the 2012 stock option plan (including the cancellation and re-grant of a stock option, constituting a reduction of the exercise price of a stock option) or extends the period when a stock option may be exercised, except for making an adjustment in accordance with the plan’s adjustment provisions

•	extends eligibility to participate in the 2012 stock option plan to a non-employee director or another insider of Fortis

•	removes, increases or exceeds the limits on participation in the 2012 stock option plan for our insiders

•	permits stock options to be transferred or assigned other than for normal estate settlement purposes

•	amends the amendment provisions of the 2012 stock option plan, if the amendment is not an amendment:
(i) to ensure continuing compliance with applicable law including, without limitation, the rules, regulations and policies of the TSX, or (ii) of a housekeeping, clerical or technical nature.

Shareholder approval is not required for the following amendments to the 2012 stock option plan, subject to any regulatory approvals, including, where required, the approval of the TSX:

•	amendments of a housekeeping nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 stock option plan or to correct or supplement any provision inconsistent with any other provision thereof

•	amendments necessary to ensure continuing compliance with the provisions of applicable law including, without limitation, the rules, regulations, and policies of the TSX

•	amendments to the eligibility to participate in the 2012 stock option plan, other than an amendment which would have the potential of broadening or increasing participation by our insiders

•	increasing the exercise price of any stock option granted under the 2012 stock option plan

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•	amendments to the vesting and exercise provisions of the 2012 stock option plan or any stock option granted under the 2012 stock option plan in a manner which does not extend the original expiry date for any applicable stock option, including to provide for accelerated vesting and early exercise of any stock options deemed necessary or advisable in the committee’s discretion

•	amendments to the termination provisions of the 2012 stock option plan or any option granted under the plan which, in the case of a stock option, does not extend the original expiry date of the stock option

•	adding a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the common shares reserved for issuance under the 2012 stock option plan

•	amendments to the provisions for transferability of stock options for normal estate settlement purposes

•	amendments relating to the administration of the 2012 stock option plan, including changing the process by which an option holder can exercise his or her stock options

•	adding a conditional exercise feature which would give option holders the ability to exercise in certain circumstances determined by the committee in its discretion, at any time up to a date determined by the committee in its discretion, all or a portion of those stock options granted to option holders which are then vested and exercisable in accordance with their terms, as well as any unvested stock options which the committee has determined will vest immediately and become exercisable where the amendments are necessary to suspend or terminate the 2012 stock option plan.

Employee share purchase plan

Background

All of the named executives are eligible to participate in the ESPP. Mr. Reid was the only named executive who purchased shares under the ESPP in 2021. The plan gives full-time and part-time employees of Fortis and its subsidiaries and affiliates a convenient way to invest in Fortis common shares, and build equity ownership and a stake in our future success. Employees can invest 1% to 10% of their annual base salary in a calendar year. The minimum annual investment is 1% of an employee’s salary and dividends are reinvested. Participation is optional and is open to employees who are Canadian and U.S. residents and employees in other countries where they are allowed to participate. Plan benefits cannot be assigned.

Each employee’s contribution represents 90% of the purchase price of the common shares, and the employer contributes the remaining 10%. Shares are acquired in the open market by the trustee or issued from treasury. All common shares purchased and held under the ESPP are registered in the name of Computershare (as trustee) for the plan participants. We must notify the trustee at least 15 business days before a share purchase date whether we will issue the shares from treasury or purchase them on the secondary market. As of September 1, 2012, we have generally issued shares from treasury to satisfy employee purchases under the plan (see Equity compensation plan information on page 101).

The ESPP prohibits the purchase of shares on behalf of insiders of Fortis, including the named executives, if, together with any other security-based compensation arrangement, the purchase could result in (i) the number of shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding shares of Fortis, or (ii) the number of shares issued to insiders, within any one-year period, exceeding 10% of the issued and outstanding shares of Fortis.

As of December 31, 2021 there were 134,591 shares available for issuance under the ESPP, representing 0.03% of the total number of shares issued and outstanding as of December 31, 2021. Since its inception in 2012, 3,910,073 shares have been purchased by employees under the ESPP, representing 0.82% of the total number of shares issued and outstanding as of December 31, 2021. The 134,591 shares available for issuance under the ESPP as of December 31, 2021 have been issued as of the date of this circular and there are currently no shares available for issuance under the ESPP. Implementing the amendment to the ESPP will result in a total of 3,000,000 shares available for issuance under the plan, representing 0.63% of the total number of shares issued and outstanding as of the date of this circular. See Vote on the amendment to the second amended and restated 2012 employee share purchase plan beginning on page 14 for more information about the amendment to the ESPP and the share activity under the ESPP.

The next table shows the burn rate for the last three years, calculated as the number of shares purchased under the ESPP in the year divided by the weighted average number of shares outstanding for the year.

	2021	2020	2019
Number of shares purchased	536,913	494,454	490,988
Weighted average number of shares outstanding	470,923,207	464,759,838	436,761,920
Burn rate	0.11%	0.11%	0.11%

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Approving an amendment to the plan

Shareholders will vote on an amendment to the second amended and restated ESPP at our 2022 annual and special meeting, which includes an increase to the share reserve under the plan.

The board approved the amendment on February 10, 2022 and it was conditionally accepted by the TSX on March 18, 2022, provided that we receive approval of shareholders and satisfy certain customary conditions (see page 14).

Purchasing shares under the plan

Shares may be issued from treasury, or acquired on the open market on the TSX or the NYSE, by Computershare as administrative agent. Shares purchased from treasury will be purchased at the fair market value as of the date of purchase. Fair market value means the volume weighted average price of Fortis shares on the TSX for the last five trading days ending the day before the purchase date, calculated as the total value of the shares traded on the TSX divided by the total volume of the shares traded during the period. Shares purchased under the ESPP vest immediately, other than shares purchased with the employer contribution which must be held for a year or until termination.

The plan does not set out a maximum number of shares that may be issued to an individual employee; however, eligible employees may only contribute up to 10% of their annual base salary in any given year, which has the effect of limiting the number of shares that may be issued to any one individual under the plan.

Employee contributions

Employees can contribute to the plan by making lump sum contributions or, in the case of certain employees, by obtaining a loan from Fortis or a Fortis subsidiary, as applicable. Employees receive the loans interest free but must repay the amount within 52 weeks, by making regular payments by payroll deduction. Shares acquired with employee loans are pledged to Fortis or the subsidiary and cannot be sold until the employee has repaid the loan in full. Named executives are prohibited from receiving employee loans under the plan.

Leave of absence

If an employee takes a leave of absence, participation in the plan is suspended until they return, unless the board permits otherwise. The employee will be required to prepay the contributions that would otherwise have been required had they not taken leave, and the prepayments can be made by lump sum or in instalments.

Retirement, termination and death

Within 90 days of retirement, termination or death, an employee (or their estate, in the case of death) must file a notice electing to (i) in the case of retirement of certain employees, continue limited participation in the plan by way of reinvestment of dividends only, (ii) transfer their shares to an external account or (iii) sell their shares and transfer the net proceeds to an external account. If the employee chooses option (i), no new contributions can be made but the shares held in the plan will continue to accrue dividends.

If an employee does not file a notice within 90 days, the shares will be transferred to an external account in the employee’s name.

Amendment provisions

Amendments to the plan generally require shareholder approval and the approval of the TSX. The following amendments do not require shareholder approval, subject to any regulatory approvals, including, where required, the approval of the TSX:

•	amendments of a housekeeping nature

•	amendments necessary to comply with the provisions of applicable law or the rules of the TSX

•	amendments changing eligibility for the plan, other than an amendment which would potentially increase insider participation in the plan

•	amendments respecting the administration of the plan

•	amendments changing allowable employee contributions to the plan, provided that contributions may not exceed 25% of an employee’s base pay

•	amendments to the definition of employer contribution to change the financial assistance provided to employees, provided that such financial assistance is not greater than 25% of the employee’s contributions

•	amendments necessary to introduce vesting or retention periods

•	amendments necessary to suspend or terminate the plan.

Shareholder approval by ordinary resolution is required for any amendment or change that:

•	increases the maximum number of shares reserved for issuance under the plan

•	amends the definition of eligible employee to broaden or increase insider participation

•	permits an employee to contribute more than 25% of their base pay in a calendar year

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•	provides for any additional form of financial assistance to employees

•	amends the definition of employer contribution to provide for financial assistance to employees that is more than 25% of the employee’s contribution

•	removes, increases or exceeds the limits on insider participation

•	amends the amendment provisions of the plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules of the TSX, or (ii) of a housekeeping nature.

In 2017 shareholders approved amendments to the ESPP to increase the share reserve under the ESPP by 2,000,000 shares and will be asked at the 2022 annual and special meeting to approve a further amendment to increase the share reserve under the ESPP by an additional 3,000,000 shares.

Restrictions on transfer

Rights and interests of employees under the plan cannot generally be assigned or transferred. If an employee is transferred to another company that participates in the plan, the employee’s election agreement will remain in effect.

Pension plans

Self-directed registered retirement savings plan

Ms. Perry and Mr. Reid are eligible to participate in a self-directed registered retirement savings plan (RRSP). Fortis matches their contributions up to the maximum RRSP contribution limit allowed by the Income Tax Act (Canada) ($27,830 in 2021).

Defined contribution supplemental employee retirement plan

All of the named executives except for Mr. Laurito and Mr. Hutchens participate in the defined contribution supplemental employee retirement plan (DC SERP). We accrue an amount equal to 13% of the participant’s annual base salary and annual incentive above the allowed maximum annual contribution limit to an RRSP or pension limit, to an account which earns interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% depending on the executive’s years of service. When the named executive retires, he or she can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Defined benefit pension plans

Mr. Hutchens participates in a defined benefit pension plan for employees at TEP, a plan that he was a member of before his appointment to his original role with Fortis on January 1, 2018. The plan provides Mr. Hutchens with a benefit based on a maximum of 25 years of service and an annual benefit based on 1.6% of his average monthly earnings.

Mr. Hutchens also participates in a supplemental defined benefit pension plan for certain executives at TEP, a plan that he was a member of before his appointment to his original role with Fortis on January 1, 2018. The retirement benefit under this plan is consistent with the defined benefit pension plan outlined above, but without regard to the compensation limits imposed by law or voluntary salary reductions. Effective January 1, 2018, the date he was first appointed an officer of Fortis, Mr. Hutchens’ average monthly earnings, including the annual incentive, have been capped for purposes of his supplemental defined benefit pension plan and will not continue to grow.

Ms. Duke participates in a legacy defined benefit pension plan that is closed to new members. The plan provides a benefit based on a maximum of 35 years of service. The related pension benefit to Ms. Duke was capped at her 1999 earnings level.

401(k) and deferred compensation plans

Mr. Hutchens receives a company matching contribution to his 401(k) account equal to 100% of his own contribution up to 4.5% of his base salary, subject to applicable IRS contribution limits.

Mr. Laurito received a profit sharing contribution to a 401(k) account equal to 4% of his base salary and company matching contribution to his 401(k) account equal to 75% of his own contribution up to 8% of his base salary, subject to applicable Internal Revenue Service (IRS) contribution limits.

Mr. Hutchens began participating in the UNS Energy Corporation deferred compensation plan as of January 1, 2018. UNS Energy accrues an amount equal to 13% of his combined annual base salary and annual incentive above the average monthly earnings established for purposes of his defined benefit pension plans, to an account with self-directed investment options. Upon retirement, he can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

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Mr. Laurito participated in the Central Hudson deferred compensation plan, a plan that he was a member of before his appointment to his role with Fortis on April 1, 2016. CH Energy Group provides a supplemental annual retirement credit for each year through 2021, to be deposited into his deferred compensation plan subaccount, in an amount equal to 13% of his base salary and target annual incentive award, as long as he is employed by CH Energy Group or an affiliate. The retirement credits made in 2021 vested on December 31, 2021. Mr. Laurito retired from Fortis on December 31, 2021.

See Retirement benefits beginning on page 102 for the pension plan tables and information about our 2021 contributions to the pension plans.

Other benefits and perquisites

The named executives receive a number of benefits and perquisites as part of a competitive compensation package:

•	comprehensive life, health, long-term disability, dental and related benefits

•	company vehicle (including normal maintenance and operating costs) or car allowance

•	post-retirement benefits.

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Share performance and cost of management

The graph below compares our TSR over the past five years to the return of the S&P/TSX Capped Utilities Index and S&P/TSX Composite Index. It assumes $100 was invested in our common shares and the two market indices on December 31, 2016, and reinvestment of dividends during the period.

(at December 31)	2016	2017	2018	2019	2020	2021
Fortis common shares (TSX: FTS)	$100	$115	$119	$145	$145	$177
S&P/TSX Composite Index	$100	$109	$99	$122	$129	$161
S&P/TSX Capped Utilities Index	$100	$111	$102	$140	$162	$181
% increase in TSR of Fortis common shares from prior year	–	15.0%	3.5%	21.9%	–%	22.1%

A leading North American utility

Fortis has accomplished one of the biggest strategic moves of any utility in North America, moving from a Canadian-centric business to a large North American player.

Cost of management

Our executive compensation program is designed to reward the named executives at approximately the median of our compensation comparator group. TSR is one factor the committee reviews during its discussions about executive compensation. It also considers the success of the executive team in executing on our long-term growth strategy to create sustained shareholder value. For more than a decade, we have pursued a strategy of growing our regulated utility business across Canada and in the United States, including acquisitions of well-run regulated utilities and investment in our utility businesses.

The table below shows our growth since 2016:

(at December 31)	2016	2017	2018	2019	2020	2021
Total assets ($millions)	$47,904	$47,822	$53,051	$53,404	$55,481	$57,659
Adjusted net earnings attributable to common equity shareholders ($millions) (1)	$721	$1,027	$1,066	$1,115	$1,195	$1,219
Annual revenue ($millions)	$6,838	$8,301	$8,390	$8,783	$8,935	$9,448
Total compensation awarded to the named executives (2)	$17,913,105	$21,548,057	$27,551,441	$25,347,942	$26,866,050	$22,802,417
As a % of adjusted net earnings (1)	2.48%	2.10%	2.58%	2.27%	2.25%	1.87%

(1)	Non-US GAAP measure – see page 107.

(2)	Reflects total compensation as reported in prior circulars for the named executives in each year as follows:

2016 and 2017: Barry Perry, Karl Smith, Earl Ludlow (since retired), Nora Duke, James Laurito

2018: Barry Perry, Jocelyn Perry, David Hutchens, James Laurito, Nora Duke and Karl Smith (since retired)

2019: Barry Perry, Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2020: Barry Perry (since retired), Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2021: David Hutchens, Jocelyn Perry, James Laurito, Nora Duke, James Reid

Since 2016 annual revenue has grown by 38%, adjusted net earnings by 69% and total assets by 20% to $58 billion as at December 31, 2021. This growth was driven by our acquisition of ITC in October 2016, as well as ongoing growth throughout our utilities.

2022 MANAGEMENT INFORMATION CIRCULAR	95

The table also shows the change in total direct compensation awarded to the named executives over the same period, as disclosed in prior circulars. Compensation to the named executives as a percentage of adjusted net earnings has declined over the five-year period.

The 27% increase in the total compensation awarded to the named executives over the five years is the result of the following:

•	our growth over the period to become a top utility in North America

•	necessary increases in compensation to pay competitively, at approximately the median of our compensation comparator group

•	two of the named executives in 2018, 2019, 2020 and 2021 are U.S. residents, with compensation and related benefits denominated in US dollars

•	2021 CEO compensation reflects the new CEO compensation structure and is denominated in US dollars (see page 74).

CEO compensation lookback

The table below gives a five-year lookback at the total direct compensation awarded to Barry Perry from 2017 to 2020, as disclosed in prior circulars, and to David Hutchens for 2021. Total direct compensation includes salary paid, the annual incentive paid and the grant value of long-term incentive awards.

	Barry Perry				David Hutchens(1)
	2017	2018	2019	2020	2021
Fixed
Base salary	$1,200,000	$1,300,000	$1,300,000	$1,325,000	$1,378,850
Variable (at-risk)
Annual incentive	$2,446,000	$1,713,000	$2,614,000	$2,170,000	$1,737,351
Performance share units	$3,600,000	$3,900,000	$2,730,000	$2,782,500	$4,044,002
Restricted share units (new for certain named executives starting in 2019)	–	–	$1,365,000	$1,391,250	$1,348,001
Stock options	$1,200,000	$1,300,000	$1,365,000	$1,391,250	–
Total direct compensation	$8,446,000	$8,213,000	$9,374,000	$9,060,000	$8,508,204

(1)	Mr. Hutchens is paid in US dollars and his compensation has been converted from US dollars to Canadian dollars as follows:

•	amounts for PSUs and RSUs reflect the grant values awarded on January 1, 2021, converted to Canadian dollars using the December 31, 2020 exchange rate of US$1.00 = $1.2732

•	all other amounts have been converted to Canadian dollars using the average exchange rate for 2021: US$1.00 = $1.2535.

The graph below shows how CEO total direct compensation over the past five years compares to our TSR and the strong correlation between the two. Mr. Hutchens’ 2021 compensation reflects the new CEO compensation structure as disclosed in our 2021 management information circular and discussed on page 74, converted to Canadian dollars as noted above.

The graph also shows our share performance compared to the return of the S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index over the same period.

96	FORTIS INC.

CEO realized and realizable pay

A significant portion of the CEO’s pay is at risk, and equity-based incentives account for a large part of at-risk pay to align the interests of executives and shareholders.

The table below shows CEO total direct compensation in each of the last five years, compared to its realized and realizable value as at December 31, 2021. We also compare the realized and realizable value of $100 awarded in total direct compensation to the CEO in each year to the value of $100 invested in Fortis shares on the first trading day of the period, assuming reinvestment of dividends, to provide a meaningful comparison of shareholder value. The graph on the previous page and the table below illustrate the strong alignment of CEO compensation to Fortis performance and shareholder value.

	Compensation	Realized and realizable value of			Value of $100
	awarded	compensation as at December 31, 2020(1)(2)		Period	Barry Perry	Shareholder
2017	$8,446,000	$15,136,411		Jan 1, 2017 to Dec 31, 2020	$179	$145
2018	$8,213,000	$11,130,718		Jan 1, 2018 to Dec 31, 2020	$136	$126
2019	$9,374,000	$10,252,593		Jan 1, 2019 to Dec 31, 2020	$109	$123
2020	$9,060,000	$7,664,016	(3)	Jan 1, 2020 to Dec 31, 2020	$85	$100
					David Hutchens	Shareholder
2021	$8,508,204	$9,641,717		Jan 1, 2021 to Dec 31, 2021	$113	$122
				Average	$124	$123

(1)	Realized pay consists of base salary, annual incentive, the payout value of share units granted during the period, the dividend equivalents paid and gains realized from stock options exercised. Realizable pay includes the value of any outstanding long-term incentive awards and is equal to the current value of unvested share units, including PSUs vesting at target, and the in-the-money value of outstanding options granted during the period. Realized and realizable pay is based on $61.03, the closing price of our common shares on the TSX on December 31, 2021 for Mr. Hutchens, compared to $52.00, the closing price of our common shares on the TSX on December 31, 2020 for Mr. Perry.

(2)	Realized and realizable value of compensation differs from total direct compensation in that it reflects the current value of outstanding long-term incentive awards. Total direct compensation reflects the grant value of long-term incentive awards granted in a respective year.

(3)	The decrease in 2020 is attributed to a lower closing price of our common shares on the TSX at December 31, 2020 of $52.00, compared to December 31, 2019 of $53.88. Stock options granted in 2020 were not in-the-money and therefore no value was assigned to these units, and the value of unvested share units was lower as a result of the December 31, 2020 closing share price.

2022 MANAGEMENT INFORMATION CIRCULAR	97

2021 COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation the named executives earned for the last three financial years ending on December 31.

See footnote 6 below for information about the change in roles of the named executives over the last three years.

Named executive		Salary	Share- based awards (1)	Option- based awards (2)	Annual incentive plan (3)	Pension value (4)	All other compensation (5)	Total compensation
David G. Hutchens (6) (7)	2021	$1,378,850	$5,392,003	–	$1,737,351	$112,602	$517,550	$9,138,356
President and Chief	2020	$1,107,480	$3,000,691	–	$1,511,542	$272,761	$657,277	$6,549,751
Executive Officer (as of January 1, 2021) Chief Operating Officer (as of January 1, 2020) Executive Vice President, Western Utility Operations (as of January 1, 2018)	2019	$1,028,348	$2,642,750	–	$1,098,673	$390,014	$287,691	$5,447,476
Jocelyn H. Perry	2021	$660,000	$2,277,000	$363,000	$579,000	$148,840	$262,632	$4,290,472
Executive Vice President,	2020	$640,000	$1,056,000	$352,000	$699,000	$168,420	$222,729	$3,138,149
Chief Financial Officer (as of June 1, 2018)	2019	$600,000	$990,000	$330,000	$865,000	$105,060	$159,082	$3,049,142
James P. Laurito (6) (7)	2021	$858,648	$1,569,856	–	$622,990	$189,761	$585,930	$3,827,185
Executive Vice President,	2020	$899,408	$1,566,595	–	$833,630	$198,769	$565,917	$4,064,319
Business Development and Chief Technology Officer (as of May 13, 2019)	2019	$862,485	$1,595,880	–	$781,544	$179,397	$519,974	$3,939,280
Nora M. Duke	2021	$660,000	$891,000	$297,000	$516,000	$186,757	$289,129	$2,839,886
Executive Vice President,	2020	$645,000	$870,750	$290,250	$634,000	$185,758	$335,416	$2,961,174
Sustainability and Chief Human Resource Officer (as of August 1, 2015)	2019	$625,000	$843,750	$281,250	$585,000	$154,583	$243,319	$2,732,902
James R. Reid	2021	$660,000	$891,000	$297,000	$497,000	$135,710	$225,808	$2,706,518
Executive Vice President,	2020	$645,000	$870,750	$290,250	$598,000	$143,330	$182,109	$2,729,439
Chief Legal Officer and Corporate Secretary (as of March 5, 2018)	2019	$625,000	$843,750	$281,250	$667,000	$98,690	$178,973	$2,694,663

(1)	Share-based awards

Amounts reflect the grant value of PSUs and RSUs awarded in 2019, 2020 and 2021. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant.

Mr. Hutchens’ amounts reflect the grant value of PSUs and RSUs awarded in 2019 by UNS Energy, and PSUs and RSUs awarded in 2019, 2020 and 2021 by Fortis. Mr. Laurito’s amounts reflect the grant value of PSUs and RSUs awarded in 2019 and 2020 by CH Energy Group, as well as PSUs and RSUs granted in 2021 by Fortis. The amounts have been converted to Canadian dollars using the exchange rates shown below.

	Jan 1	exchange rate
2021	$52.36	$1.2732
2020	$53.97	$1.2990
2019	$45.14	$1.3640

Ms. Perry’s 2021 amount includes a retention incentive in the form of a one-time RSU grant of $1,188,000, granted on January 1, 2021 (see page 84).

(2)	Option-based awards

Amounts reflect the grant value of stock options awarded in 2019, 2020 and 2021. The binomial valuation for the 2021 grant resulted in a value ratio of 12.7%, which was applied by the human resources committee (see page 89).

Feb 25, 2021	Feb 26, 2020	Feb 13, 2019
$6.41	$5.84	$4.76

Binomial valuation calculations were based on the following key assumptions:

•	a term of 10 years (based on the full term under the stock option plan)

•	a dividend yield (based on a blended historical and projected dividend yield)

•	a risk-free rate (which is the same as the Government of Canada bond yield to match the term of the options)

•	a volatility rate (based on the average historical daily volatility).

Compensation fair value of stock options is different than the accounting value disclosed in our financial statements because different assumptions are used. The key difference is the assumptions used for the expected life of the options:

•	compensation fair value uses the full 10-year term of the options because it better represents the compensation opportunity

•	accounting fair value assumes a stock option life expectancy of 5.0 years based on historical experience. The accounting fair value for the 2021 stock option grant was $4.91.

98	FORTIS INC.

(3)	Annual cash bonus earned under the short-term incentive plan for the 2019, 2020 and 2021 financial years.

(4)	Pension value includes the compensatory charge associated with the applicable DC SERP, defined benefit pension plan and deferred compensation plan (see page 102). See also the discussion of pension value for Mr. Hutchens on page 93.

(5)	All other compensation includes:

•	insurance premiums paid by Fortis for comprehensive life, health, disability, dental and related benefits

•	vehicle benefits and transportation costs

•	employer contributions to the named executive’s self-directed RRSP (401(k) plan for Mr. Hutchens and Mr. Laurito)

•	employer contributions under the ESPP

•	tax equalization payments

•	tax and financial planning

•	payout of accrued vacation

•	amounts paid by subsidiaries of Fortis as director fees, as shown in the table below:

	David Hutchens	Jocelyn Perry	James Laurito	Nora Duke	James Reid
2021	$320,490	$213,184	$263,235	$195,333	$167,833
2020	$147,500	$175,218	$281,904	$193,778	$127,528
2019	$150,000	$112,883	$268,697	$196,056	$126,056

For Mr. Hutchens and Mr. Laurito, compensation was paid in US dollars and converted to Canadian dollars using the average annual exchange rates of US$1.00 = $1.2535 for 2021, US$1.00 = $1.3424 for 2020 and US$1.00 = $1.3269 for 2019.

Perquisites and benefits total less than $50,000 and less than 10% of the annual salary for each named executive.

(6)	The table below explains the change in roles of the named executives in the last three financial years:

David Hutchens

•    2020 data reflects the compensation earned as Chief Operating Officer of Fortis and his role as Chief Executive Officer of UNS Energy

•    2019 data reflects the compensation earned as Executive Vice President, Western Utility Operations with Fortis and his role as Chief Executive Officer of UNS Energy

James Laurito	• 2019 data reflects the compensation earned as in his current position and his prior role as Executive Vice President, Business Development until May 13, 2019

(7)	As U.S. residents, Mr. Hutchens and Mr. Laurito are paid in US dollars. All amounts other than share-based awards have been converted from US dollars to Canadian dollars using the average exchange rates for the year: US$1.00 = $1.2535 for 2021, US$1.00 = $1.3424 for 2020 and US$1.00 = $1.3269 for 2019. Share-based awards have been converted to Canadian dollars using the exchange rates outlined in note 1. The table below shows Mr. Hutchens’ and Mr. Laurito’s compensation in US dollars:

		Salary	Share-based awards	Option-based awards	Annual incentive plan	Pension value	All other compensation	Total compensation
David Hutchens	2021	$1,100,000	$4,235,000	–	$1,386,000	$89,830	$412,884	$7,223,714
	2020	$825,000	$2,310,000	–	$1,126,000	$203,189	$489,628	$4,953,817
	2019	$775,000	$1,937,500	–	$828,000	$293,929	$216,814	$4,051,243
James Laurito	2021	$685,000	$1,233,000	–	$497,000	$151,385	$467,435	$3,033,820
	2020	$670,000	$1,206,000	–	$621,000	$148,070	$421,571	$3,066,641
	2019	$650,000	$1,170,000	–	$589,000	$135,200	$391,871	$2,936,071

Mr. Hutchens was appointed an officer of Fortis on January 1, 2018 and continued to serve as Chief Executive Officer of UNS Energy until December 31, 2020. Mr. Laurito was appointed an officer of Fortis on April 1, 2016 and continued to serve as President and Chief Executive Officer of CH Energy Group until his retirement on December 31, 2021.

2022 MANAGEMENT INFORMATION CIRCULAR	99

Incentive plan awards

The table below shows the outstanding long-term incentive awards as at December 31, 2021 (you can read more about the long-term incentive plans beginning on page 83).

	Option-based awards				Share-based awards
	Year award granted	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested (2)(3)	Market or payout value of vested share-based awards not paid out or distributed
David Hutchens	2021	–	–	–	–	106,923	$6,525,516	–
	2020	–	–	–	–	59,845	$3,652,360	–
	2019	–	–	–	–	65,300	$4,803,684	–
		–			–	232,068	$14,981,560	–
Jocelyn Perry	2021	56,660	$50.33	Feb 25, 2031	$606,262	45,153	$2,755,674	–
	2020	60,276	$58.40	Feb 26, 2030	$158,526	21,061	$1,285,335	–
	2019	69,372	$47.57	Feb 13, 2029	$933,747	24,461	$1,963,168	–
	2018	17,060	$41.27	Feb 13, 2028	$337,106	–	–	–
	2017	8,424	$42.36	Feb 15, 2027	$157,276	–	–	–
	2016	9,384	$37.30	Feb 16, 2026	$222,682	–	–	–
	2015	6,956	$39.25	Mar 2, 2025	$151,502	–	–	–
		228,132			$2,567,101	90,675	$6,004,177	–
James Laurito	2021	–	–	–	–	31,130	$1,899,873	–
	2020	–	–	–	–	31,244	$1,906,817	–
	2019	–	–	–	–	39,431	$2,995,127	–
		–			–	101,805	$6,801,817	–
Nora Duke	2021	46,356	$50.33	Feb 25, 2031	$496,009	17,668	$1,078,307	–
	2020	49,700	$58.40	Feb 26, 2030	$130,711	17,366	$1,059,854	–
	2019	59,124	$47.57	Feb 13, 2029	$795,809	20,847	$1,673,155	–
	2018	49,168	$41.27	Feb 13, 2028	$971,560	–	–	–
	2017	45,924	$42.36	Feb 15, 2027	$857,401	–	–	–
	2016	42,060	$37.30	Feb 16, 2026	$998,084	–	–	–
		292,332			$4,249,574	55,881	$3,811,316	–
James Reid	2021	46,356	$50.33	Feb 25, 2031	$496,009	17,668	$1,078,307	–
	2020	49,700	$58.40	Feb 26, 2030	$130,711	17,366	$1,059,854	–
	2019	59,124	$47.57	Feb 13, 2029	$795,809	20,847	$1,673,155	–
	2018	39,972	$42.00	Mar 5, 2028	$760,667	–	–	–
		195,152			$2,183,196	55,881	$3,811,316	–

(1)	Value of unexercised in-the-money options is the difference between the option exercise price and $61.03, the closing price of our common shares on the TSX on December 31, 2021, multiplied by the number of outstanding options. No value is assigned if the exercise price is higher than the closing share price.

(2)	Market or payout value of share-based awards is the market value of outstanding PSUs and RSUs based on $61.03, the closing price of our common shares on the TSX on December 31, 2021.

(3)	The PSUs and RSUs granted in 2019 vested on January 1, 2022 and were paid out in the first quarter of 2022 (see page 89).

100	FORTIS INC.

Incentive plan awards – value vested or earned in 2021

	Option-based awards – Value vested during the year(1)	Share-based awards – Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year(3)
David Hutchens (4)	–	$3,779,556	$1,737,351
Jocelyn Perry	$131,122	$935,473	$579,000
James Laurito (4)	–	$1,916,260	$622,990
Nora Duke	$289,232	$1,079,664	$516,000
James Reid	$140,132	$884,343	$497,000

(1)	Total value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of our common shares on the TSX on the vesting date and the grant price of the options.

(2)	Value of PSUs and RSUs that were realized and paid out in 2021.

(3)	Annual incentive earned for 2021 (see the summary compensation table on page 98 for details).

(4)	Mr. Hutchens and Mr. Laurito do not receive stock options. Their 2021 share-based awards and non-equity incentive plan compensation were paid in
US dollars and have been converted to Canadian dollars using the 2021 average exchange rate of US$1.00 = $1.2535.

Equity compensation plan information

In 2021 we granted 431,396 options under the 2012 stock option plan, representing 0.09% of our total common shares issued and outstanding. This compares to 686,420 in 2020 (0.15% of our total common shares issued and outstanding).

(as at December 31, 2021)	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under stock option plan (excluding options issued and outstanding)
Stock option plan approved by security holders	2,915,872	$47.20	2,683,069

Stock options outstanding

The number of options granted and outstanding is 2,615,691. A total of 2,683,069 common shares are remaining in reserve for options to be issued under our 2012 stock option plan, representing 0.56% of the total number of common shares issued and outstanding. Starting in 2022 we will no longer grant stock options, harmonizing the long-term incentive for Canadian and U.S. executives.

	Number of options outstanding		As a % of common shares issued and outstanding
	as at December 31, 2021	as at March 18, 2022	as at December 31, 2021	as at March 18, 2022
2012 stock option plan	2,915,872	2,615,691	0.61%	0.55%

Stock options exercised in 2021

The table below shows the stock options exercised by the named executives in 2021. The gain is the difference between the option price and the share price at the time of exercise.

	Grant year	Number of options exercised	Gain on the options exercised
Jocelyn Perry	2012	10,508	$212,308
	2013	11,168	$233,083
		21,676	$445,391

Nora Duke	2013	35,292	$699,487
	2015	32,868	$564,658
		68,160	$1,264,145

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Retirement benefits

In 2021 we contributed to a self-directed individual RRSP for Ms. Perry and Mr. Reid, matching the contributions up to the maximum RRSP contribution limit of $27,830 as allowed by the Income Tax Act (Canada). These contributions totalled $13,915 each for Ms. Perry and Mr. Reid.

Additional amounts were accrued in the DC SERP in 2021: $180,788 for Ms. Perry, $220,221 for Ms. Duke and $142,597 for Mr. Reid. DC SERP amounts are equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each of the three named executives.

In 2021 we contributed the following:

•	Mr. Hutchens: $16,358 to his 401(k) plan and $112,602 to his deferred compensation plan

•	Mr. Laurito: $32,622 to his 401(k) plan ($18,332 as an employer matching contribution and $14,290 for profit sharing) and $189,761 to his deferred compensation plan.

As U.S. residents, Mr. Hutchens and Mr. Laurito are compensated in US dollars. All amounts contributed to the 401(k) and deferred compensation plans have been converted from US dollars to Canadian dollars using the 2021 average annual exchange rate for of US$1.00 = $1.2535.

The tables below show the estimated annual pension for each named executive as at December 31, 2021.

Defined benefit pension plan table

		Annual benefits payable		Accrued				Accrued
	Number of years of credited service	At year-end 2021	At age 65(1)	obligation at start of year	Compensatory	Non- compensatory		obligation at year-end(4)
David Hutchens	26.5	$385,376	$631,764	$11,906,227	–	$(193,122	)(2)	$11,713,105
Nora Duke	35.0	$119,700	$119,700	$2,198,143	$54,571	$(95,050	)(3)	$2,157,664

(1)	This is a pension payable at age 65 based on service and earnings to December 31, 2021; however, Mr. Hutchens is not entitled to an immediate unreduced pension at that date.

(2)	Amount reflects a number of significant assumptions including:

•	the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2021. The discount rate as at December 31, 2021 was 3.10%, compared to 2.81% as at December 31, 2020

•	the impact on the obligation of the change in mortality assumption as at the measurement date.

(3)	Amount reflects a number of significant assumptions, including the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2021. The discount rate as at December 31, 2021 was 3.2%, compared to 2.60% as at December 31, 2020.

(4)	The accrued obligation at year-end is actuarially determined using the projected benefits method prorated on service and management's best estimate of expected plan investment performance, salary escalation, average remaining service life of employees and mortality rates. See the notes to our 2021 annual consolidated financial statements for more information.

Mr. Hutchens was a member of the executive team at UNS Energy and a member of the company’s defined benefit plan at the time UNS Energy was acquired by Fortis. As part of Mr. Hutchens’ employment agreement, which was signed when he was appointed an officer of Fortis on January 1, 2018, the existing pension arrangement was retained but the pension accrual formula was amended. The amendment placed a cap on the pension accrual formula which will reduce the company’s pension expense and related obligation in comparison to what would have otherwise accrued (see page 93 for more information). The result was a one-time increase in the annual compensatory value for 2018, with the value returning to normal levels in 2019. The annual compensatory value has decreased since 2019, corresponding with an increase in Mr. Hutchens' years of service. As Mr. Hutchens has reached the 25 years of credited service in the plan, his aggregate pension benefit is not changing and there is no current or expected future compensatory increase, assuming no future change in Mr. Hutchens defined benefit arrangements.

The existing pension arrangements at UNS Energy were retained for Mr. Hutchens following his appointment as President and Chief Executive Officer.

Defined contribution plan table

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year-end
Jocelyn Perry	$732,079	$148,840	$31,948	$912,867
Nora Duke	$1,719,748	$133,406	$86,815	$1,939,969
James Reid	$286,778	$135,710	$6,887	$429,375

102	FORTIS INC.

Termination and change of control

We have an employment agreement with each named executive that sets out the terms of their employment and provides for certain benefits in the event their employment is terminated other than for cause. The terms of the agreements are based on competitive practices and include non-competition, non-solicitation and confidentiality provisions to protect our interests.

We entered into a new employment agreement with Mr. Hutchens, effective January 1, 2021 when he became President and Chief Executive Officer. The termination and change of control provisions of this agreement are primarily similar to the terms of the agreement previously in place with Mr. Perry.

New double trigger provisions

We amended our equity compensation plans effective January 1, 2022 so that grants of PSU and RSU awards in 2022 and later will be subject to double trigger change of control provisions, in alignment with predominant market practice in Canada and the U.S. (see page 73).

The table below sets out the key severance and change-of-control provisions, including double trigger provisions, for the named executives.

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Annual salary	Ceases on the termination date	Ceases on the retirement date	Ceases on the termination date	Ceases on the termination date	Ceases on the termination date
Annual incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of termination	Target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which change of control occurs)
Cash severance	None	None	None

Mr. Hutchens:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs and a lump sum payment equivalent to the cost of medical and dental premiums for a period of 24 months following the date of termination

Ms. Perry, Mr. Laurito,
Ms. Duke and Mr. Reid:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Mr. Hutchens:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger) and a lump sum payment equivalent to the cost of medical and dental premiums for a period of 24 months following the date of termination

Ms. Perry, Mr. Laurito,
Ms. Duke and Mr. Reid:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Performance share units	All PSUs are cancelled	Continue per normal schedule	All PSUs are cancelled	PSUs that have a payment date prior to the expiry of the notice period are paid Other PSUs are cancelled	All PSUs are redeemed at 100% on the date immediately before the change of control
Restricted share units	All RSUs are cancelled	All RSUs vest and are redeemed on date of retirement	All RSUs are cancelled	RSUs that have a payment date prior to the notice period are paid Other RSUs are cancelled	All RSUs are redeemed at 100% on the date immediately before the change of control
Stock options	All unexercised options expire after 90 days from resignation date	All unvested options continue to vest per normal schedule for two years after retirement, and all remaining unvested options after the second year vest immediately	All vested and unvested options expire immediately and are forfeited on the termination date	All unexercised options expire after 90 days from the termination date All unvested options expire immediately and are forfeited	All unvested options vest immediately and become exercisable

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	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Options expire on the original expiry date or three years from the date of retirement, whichever is earlier
Retirement benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension

Entitled to accrued

pension and retiree health benefits

Mr. Laurito:

Entitled to deferred compensation credits that would have been contributed to a subaccount had the executive’s employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested

Entitled to accrued pension and retiree health benefits

Mr. Laurito:

Entitled to deferred compensation credits that would have been contributed to subaccount had the executive’s employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested

Perquisites	Cease immediately	Cease immediately	Cease immediately	Cease immediately	Cease immediately

The next table shows the estimated incremental amounts that would be paid to each named executive if their employment had been terminated on December 31, 2021. Mr. Laurito is not included in the table because he retired from Fortis on December 31, 2021.

Double trigger change of control means there is a change of control of Fortis and the executive’s employment is terminated for good reason (see page 105), or without cause, within 12 months following a change of control. As noted on pages 73 and 103, double trigger change of control will apply to PSU awards and RSU awards granted in 2022 and later.

	Voluntary resignation	Retirement (early or normal)(1)	Termination with cause	Termination without cause(2)	Change of control(3)
David Hutchens (4)
Cash severance	–	–	–	$5,958,550	$5,958,550
Annual incentive	–	$1,585,678	–	$1,585,678	$1,585,678
Performance share units	–	–	–	–	$11,276,472
Restricted share units	–	$3,705,088	–	–	$3,705,088
Stock options	–	–	–	–	–
Jocelyn Perry
Cash severance	–	–	–	$1,782,000	$1,782,000
Annual incentive	–	$528,000	–	$528,000	$528,000
Performance share units	–	–	–	–	$3,200,666
Restricted share units	–	$2,803,511	–	–	$2,803,511
Stock options	–	–	–	–	$2,567,101
Nora Duke
Cash severance	–	–	–	$1,683,000	$1,683,000
Annual incentive	–	$462,000	–	$462,000	$462,000
Performance share units	–	–	–	–	$2,674,152
Restricted share units	–	$1,137,164	–	–	$1,137,164
Stock options	–	–	–	–	$4,249,574
James Reid
Cash severance	–	–	–	$1,683,000	$1,683,000
Annual incentive	–	$462,000	–	$462,000	$462,000
Performance share units	–	–	–	–	$2,674,152
Restricted share units	–	$1,137,164	–	–	$1,137,164
Stock options	–	–	–	–	$2,183,196

(1)	PSUs continue according to the normal schedule.

(2)	PSU and RSU payments depend on the notice period.

(3)	Amounts reflect double trigger change of control for the cash severance and single trigger change of control for the incentive awards. As noted above, double trigger change of control will apply to equity awards granted in 2022 and later.

(4)	Amounts for Mr. Hutchens have been converted from US dollars to Canadian dollars using the 2021 average exchange rate of US$1.00 = $1.2535.

104	FORTIS INC.

For termination, any PSU and RSU payouts would depend on the notice period and termination date and would be reviewed by the human resources committee.

For good reason means any of the following according to each named executive’s employment agreement:

•	a material reduction in the executive’s base salary other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions

•	a material reduction in the executive's target incentive opportunity

•	a breach by Fortis of a material provision of the employment agreement

•	failure on our part to obtain an agreement from a successor to Fortis to assume and agree to the terms of the agreement and to the same extent that Fortis would be required to perform if no succession had taken place, except where such assumption occurs by operation of law

•	a material, adverse change in the executive's title, authority, duties or responsibilities (other than temporarily while the executive is physically or mentally incapacitated or as required by applicable law)

•	a material adverse change in the executive’s reporting structure, or

•	the discontinuation or amendment of an equity plan, employee benefit plan or other material fringe benefit or perquisite, if the discontinuation or amendment results in less favourable treatment of the executive.

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4 Other information

This section includes other important information about Fortis and our directors and officers.

You can find more information about Fortis on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Where to find it

107 About non-US GAAP measures

108 Directors’ and officers’ liability insurance

108 Loans to directors and officers

108 For more information

106	FORTIS INC.

About non-US GAAP measures

We use non-US GAAP measures that do not have a standardized meaning as prescribed under generally accepted accounting principles in the United States (US GAAP) and are not considered US GAAP measures. Therefore, these adjusting items may not be comparable to similar adjustments presented by other companies.

This circular includes four non-US GAAP measures, described in the table below.

Non-US GAAP measures used in this circular	Most directly comparable US GAAP measure	How we calculate the measure	How we use the measure
Adjusted net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders plus or minus items that management excludes in its evaluation of the underlying operating performance of the business for the periods presented and to assist with the planning and forecasting of future operating results	Used by management and external stakeholders in evaluating our financial performance (see pages 76 and 77)
Adjusted EPS	EPS	Divide adjusted net earnings attributable to common equity shareholders by the weighted average number of common shares outstanding
Adjusted EPS for annual incentive purposes	EPS	Net earnings attributable to common equity shareholders plus or minus items that are beyond the reasonable control of management in relation to board approved targets and to encourage investment in growth opportunities, divided by the weighted average number of common shares outstanding	Used in evaluating our financial performance for annual incentive purposes, in relation to board approved targets (see page 77)
Capital expenditures	Additions to property, plant and equipment and additions to intangible assets, as shown on the consolidated statement of cash flow	Additions to property, plant and equipment and additions to intangible assets, as reported on the consolidated statement of cash flows, plus Fortis’ 39% share of capital spending for the Wataynikaneyap Transmission Power Project	Used by management in the evaluation of our operating results and Fortis’ role as project manager during the construction of this project.

Adjusted EPS for annual incentive purposes for 2021 is consistent with adjusted EPS, as reported.

The table below provides a reconciliation of the non-US GAAP measures (amounts reflect adjustments due to rounding).

Non-US GAAP reconciliations

Year ended December 31, 2021

($ millions, except for common share data)
Adjusted net earnings attributable to common equity shareholders and adjusted EPS
Net earnings attributable to common equity shareholders	$1,231
Adjusting items:
Unrealized gain on mark-to-market of derivatives (1)	$(12)
Adjusted net earnings attributable to common equity shareholders	$1,219
Weighted average number of common shares outstanding (# millions)	470.9
Adjusted basic EPS for annual incentive purposes (2)	$2.59

(1)  Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek.

(2)  Consistent with adjusted EPS, as reported for 2021.

Year ended December 31, 2021

($ millions)
Capital expenditures
Additions to property, plant and equipment	$3,189
Additions to intangible assets	$197
Adjusting item:
Wataynikaneyap Transmission Power Project (1)	$178
Capital expenditures (2)	$3,564

(1)  Represents Fortis’ 39% share of capital spending for the Wataynikaneyap Transmission Power Project.

(2)  Capital plan, as referenced throughout this document, is a non-US GAAP measure calculated in the same manner as capital expenditures above.

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Directors’ and officers’ liability insurance

We have liability insurance to protect our directors and officers. Our current policy provides $250 million in coverage for any loss, subject to a deductible of $2 million for securities claims and $500,000 for other claims. In 2021 we paid a premium of $2,433,866. The policy is renewable on July 1, 2022.

Loans to directors and officers

The table below shows the total indebtedness of all current and former executive officers, directors and employees of Fortis and its subsidiaries outstanding as at March 18, 2022. None of our current directors or executives of Fortis have loans outstanding from Fortis or its subsidiaries as at March 18, 2022.

	To Fortis and its subsidiaries	To another entity
Share purchases	$8,155,971	–
Other	$114,021	–

Most of the indebtedness is for employees who have purchased Fortis shares under the ESPP. Other loans to employees are to assist with relocation, housing and the purchase of personal technology.

For more information

You can find more information about Fortis on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Financial information about Fortis is in our comparative financial statements and MD&A for the most recently completed financial year. Copies of our most recent consolidated financial statements, interim financial statements, MD&A and annual information form are available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). You can also request a free printed copy from our Executive Vice President, Chief Legal Officer and Corporate Secretary:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John’s, NL A1B 3T2

Canada

108	FORTIS INC.

Appendix A
Fortis Inc. Statement of corporate governance practices

Form 58-101F1

Disclosure of corporate governance practices

All page references in this Appendix A are to the management information circular dated March 18, 2022.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

1. Board of Directors

(a) Disclose the identity of directors who are independent.	Yes	12 of the 13 directors proposed for nomination on pages 18 through 30 of this circular are independent and meet the definition in National Instrument 52-110 – Audit Committees and the independence requirements set out in the New York Stock Exchange Listed Company Manual. The board considers Ms. Ball, Ms. Clark, Ms. Crutchfield, Ms. Dilley, Ms. Dobson, Ms. Durocher, Mr. Blouin, Mr. Bonavia, Mr. Borgard, Mr. Haughey, Ms. Manes, and Mr. Zurel to be independent.

(b) Disclose the identity of directors who are not independent and describe the basis for that determination.	Yes

(c) Disclose whether or not a majority of directors are independent.	Yes	Mr. Hutchens is not considered independent because he is President & CEO of Fortis.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	All of the directorships of the nominated directors with other reporting issuers during the last five years are set out in the director profiles on pages 18 through 30 of this circular.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer′s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The board and each committee meet without management present at every meeting and the board meets without its non-independent directors at every meeting.

(f)    Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

	Yes	Douglas J. Haughey is the non-executive Chair of the board and is an independent director. Mr. Haughey is responsible for the management and effective functioning of the board by providing leadership in every aspect of its work. He serves as a member of all committees and is the link between the board and management on all matters concerning the board.

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DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer′s most recently completed financial year.	Yes	The attendance record of each director for board and committee meetings during 2021 is disclosed in the tables on pages 18 through 30 and summarized on page 31 of this circular.

2. Board Mandate

Disclose the text of the board’s written mandate.	Yes	The text of the board mandate is disclosed in Appendix B of this circular.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes	The board has developed a written position description for the Chair of the board which is available on our website (www.fortisinc.com). There are no specific position descriptions for the chair of each committee; however, the written mandates for each committee include the responsibilities of each committee and the chair. Each chair is responsible for the committee fulfilling its mandate. Details about our position descriptions are disclosed on page 39 of this circular.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes	The board has developed a written position description for the CEO which is described on page 39 of this circular.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding:	Yes	New directors attend comprehensive orientation sessions with senior management to review our operations, strategy, financial and risk profile, governance model, culture and key issues. Details about our orientation program are disclosed on page 52 of this circular.

(i) the role of the board, its committees and its directors, and

110	FORTIS INC.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(ii) the nature and operation of the issuer′s business.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Yes	Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and developing issues, and the ongoing distribution of relevant information. Details about our director education program in 2021 are disclosed on page 52 of this circular.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The board has adopted a written code of conduct for Fortis. The board has also adopted a respectful workplace policy.

(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The board, through the governance and sustainability committee, receives reports on compliance with the code.

(iii) provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Yes	The board has not granted a waiver of the code for a director or executive officer during the past 12 months or in 2021. Accordingly, we have not been required to file a material change report on this basis.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	The board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct	Yes	The board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

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DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The governance and sustainability committee is responsible for identifying new candidates for the board. The process is described on pages 53 and 54 of this circular.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	Yes	The governance and sustainability committee is composed entirely of independent directors as disclosed on page 35 of this circular.

(c) Describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operations of the governance and sustainability committee are described on page 35 of this circular.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer′s directors and officers.	Yes	The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests. It then recommends any adjustments for adoption by the board.

The human resources committee makes recommendations to the board about compensation of officers as described in the Compensation discussion and analysis beginning on page 62 of this circular. We hold an annual advisory vote on our approach to executive compensation and the results are reviewed by the human resources committee.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	The human resources committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The human resources committee makes recommendations to the board following its review of compensation.

(c) Describe the responsibilities, powers and operation of the compensation committee.	Yes	The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for recommending to the board the appointment of executive officers, ongoing evaluation of the CEO, human resources planning, including the development and succession of senior management (see page 40 of this circular), and the compensation and benefits program for senior management.

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers certain of our policies and our four employee compensation plans as described on page 69 of this circular.

112	FORTIS INC.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	n/a	The three standing committees of the board are: audit committee, governance and sustainability committee and human resources committee.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.	Yes	The board carries out an annual assessment of the board, committees and directors. The governance and sustainability committee leads the process, as required in its mandate, and works with the Chair of the board on the assessment process. A description of this process can be found on page 53 of this circular.

10. Term Limits and Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	Yes	The board has adopted term limits for directors. Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. A discussion of board tenure can be found on page 54 of this circular.

11. Representation of Women on Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Yes	Fortis has adopted a written diversity policy with targets. The policy commits to having a board where at least 40% of the board’s independent directors are women and seeks to have at least two directors who are a visible minority and/or Indigenous by our 2023 annual shareholder meeting.

(b) If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:	Yes	The diversity policy describes the principles underlying our approach to diversity and our objectives in respect of diversity among our leadership team at the board and executive level.

(i) short summary of its objectives and key provisions		The governance and sustainability committee is responsible for reviewing and monitoring performance under the diversity policy and ensuring the objectives of the diversity policy are applied in identifying director nominees. The human resources

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DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(ii) the measures taken to ensure that the policy has been effectively implemented		committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

(iii)  annual and cumulative progress by the issuer in acieving the objectives of the policy; and

(iv)  whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

Fortis believes that the current nominees reflect a diverse group of talented individuals, which include seven females who collectively represent 54% of the nominees for election as directors. Two of the nominees are visible minorities: one is female and currently a Fortis director, and the other is also female and has been nominated for the first time and does not currently serve as a Fortis director.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.	Yes	The governance and sustainability committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	Yes	Diversity, inclusive of gender, is a key factor in our corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Fortis organization. As part of its mandate to monitor the talent management strategy, the human resources committee is responsible for ensuring that the organization respects the objectives of the diversity policy when implementing the talent management strategy and when identifying and evaluating external candidates for executive leadership positions. A discussion on leadership diversity can be found on page 41 of this circular.

114	FORTIS INC.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

14. Issuer’s Targets Regarding the Representation of Women in Executive Officer Appointments

(a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	Yes	Fortis has adopted a written diversity policy with targets and updated its policy in 2021. The policy commits to having a board where women represent at least 40% of the independent directors.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	Yes	Our diversity policy does not establish fixed targets for gender representation for executive officer positions, however, the board considers diversity to ensure that a representative list of females is included in the group of prospective candidates. A discussion of leadership diversity can be found on page 41 of this circular.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:	Yes	Fortis believes that a board made up of highly qualified individuals from diverse backgrounds who reflect the characteristics of the communities where we operate promote better corporate governance and performance and effective decision-making. Our diversity policy commits to having a board where at least 40% of the board’s independent directors are women.

(i) short summary of its objectives and key provisions

(ii) the target; and

(iii) the annual and cumulative progress in achieving the target.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Yes	Of the current 13 director nominees, seven (or 54%) are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes	Five members (or 45%) of the Fortis executive leadership team are female. The executive leadership team of the Fortis group of companies includes 33 women (36%).

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Appendix B

Fortis Inc. Board of directors mandate

1.0           Purpose and authority

1.1	The Board of the Corporation is responsible for the stewardship of the Corporation. This Mandate reflects the Board’s statutory responsibility to supervise the management of the business and affairs of the Corporation.

2.0           Definitions

2.1	In this Mandate:

(a)	“Audit Committee” means the audit committee of the Board;

(b)	“Board” means the board of directors of the Corporation;

(c)	“CEO” means the President and Chief Executive Officer of the Corporation;

(d)	“Chair” means the Chair of the Board;

(e)	“Code” means the Code of Conduct of the Corporation, as amended from time to time;

(f)	“Corporation” means Fortis Inc.;

(g)	“Director” means a member of the Board;

(h)	“Governance and Sustainability Committee” means the governance and sustainability committee of the Board;

(i)	“Human Resources Committee” means the human resources committee of the Board;

(j)	“Mandate” means this mandate of the Board; and

(k)	“Shareholders” means the shareholders of the Corporation.

3.0           Composition of the board

3.1	The Board shall consist of such number of Directors as are elected by Shareholders at the most recent meeting of Shareholders. The Board may determine from time to time, within the range set out in the Corporation’s articles, the number of Directors to be nominated for election by Shareholders at any meeting of Shareholders.

3.2	A majority of the Directors shall be “independent” within the meaning of all applicable laws and stock exchange requirements.

3.3	The Board shall appoint a Director to be Chair, who shall be independent within the meaning of all applicable laws and stock exchange requirements. If the appointment of the Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed, unless he or she resigns or is removed by the Board or he or she otherwise ceases to be a Director. The Board shall make reasonable efforts to rotate the Chair periodically.

4.0           Board meetings

4.1	Meetings of the Board shall be called and held in a manner consistent with and at any location contemplated in the Corporation’s by-laws; provided, however, that the Board shall meet at least quarterly.

4.2	The Chair shall act as chair of all meetings of the Board at which the Chair is present. In the absence of the Chair from any meeting of the Board, the chair of the Governance and Sustainability Committee shall act as chair of the meeting or, in his or her absence, the Directors present at the meeting shall appoint one of their number to act as chair of the meeting.

4.3	Unless otherwise determined by the Chair, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board.

4.4	The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

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4.5	At each meeting of the Board, the non-management Directors shall meet in camera without any member of management being present (including any Director who is also a member of management).

4.6	If there are any non-management Directors who are not independent Directors, the independent Directors shall meet in camera at the conclusion of each meeting of the Board with only independent Directors present.

4.7	Minutes shall be prepared for all meetings of the Board and committees of the Board and maintained within the minute books of the Corporation.

5.0	Duties and responsibilities of the board

A.	Strategic Planning and Risk Management

5.1	The Board has the responsibility to:

(a)	adopt a strategic planning process and review and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business with a view to the sustainability of the Corporation;

(b)	monitor the implementation and effectiveness of the approved strategic and business plans; and

(c)	assist the CEO in identifying the principal risks of the Corporation’s business and the implementation of appropriate systems to manage and mitigate such risks, including the Corporation’s enterprise risk management program and framework.

B.	Reputation and Culture

5.2	The Board has the responsibility to:

(a)	promote a culture of integrity, ethical leadership, diversity and inclusion, health and safety, and sustainability within the Corporation and among its leadership; and

(b)	oversee management’s programs and policies to preserve and enhance the Corporation’s culture and reputation.

C.	Management and Human Resources

5.3	The Board has the responsibility to:

(a)	oversee the Corporation’s human resources strategy and plans, including its diversity and inclusion policies and practices;

(b)	select, appoint and evaluate on an ongoing basis, the CEO, and determine the terms of the CEO’s employment with and compensation by the Corporation;

(c)	oversee the succession plan for the CEO, including identifying and evaluating candidates as potential successors to the CEO;

(d)	in consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, developing and evaluating senior management);

(e)	oversee and approve the Corporation’s overall compensation philosophy and programs, including short- and long-term compensation, incentive, pension and/or retirement policies and plans, to promote alignment with the Corporation’s long-term strategy and interests of Shareholders and other key stakeholders; and

(f)	satisfy itself, to the extent feasible, as to the integrity of the CEO and other senior management, and to establish a culture of integrity, diversity, inclusion and respect throughout the Corporation.

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D.	Capital, Finances, Controls and Internal Systems

5.4	The Board has the responsibility to:

(a)	oversee and approve the overall capital and financial structure of the Corporation;

(b)	oversee the external and internal audit functions of the Corporation and the integrity of the Corporation’s financial statements and financial reporting processes;

(c)	review and approve all material transactions, including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board; and

(d)	oversee and evaluate the Corporation’s internal controls relating to financial and management information systems and disclosure controls and processes.

5.5	The Board shall review the recommendation of the Audit Committee with respect to the annual consolidated financial statements of the Corporation to be delivered to Shareholders. If appropriate, the Board shall approve such financial statements.

E.	Communications and Stakeholder Relationships

5.6	The Board has the responsibility to:

(a)	adopt communication policies and practices that seek to ensure that effective communications, including timely communication and disclosure required under applicable laws and stock exchange requirements, are established and maintained with employees, Shareholders, the financial community, the media, communities served by the Corporation and other key stakeholders;

(b)	establish procedures to receive feedback from stakeholders of the Corporation and deliver communications to the independent Directors as a group; and

(c)	review and approve the Corporation’s Management Information Circular, Annual Information Form, Form 40-F, as well as prospectuses and other offering and disclosure documents as required under all applicable laws and stock exchange requirements, and annually report to Shareholders on its activities during the preceding year.

5.7	The Board shall receive regular reports from the CEO or other members of senior management concerning the Corporation’s investor relations activities and investor feedback and the utility regulatory proceedings that are occurring at the Corporation’s subsidiaries.

F.	Sustainability

5.8	The Board has responsibility to:

(a)	oversee and, where appropriate, approve the Corporation’s strategies, policies and practices relating to sustainability matters; and

(b)	review management’s implementation of appropriate sustainability policies and practices, taking into consideration applicable laws, industry best practices and the Corporation’s strategy and other corporate policies and practices.

G.	Governance

5.9	The Board has the responsibility to:

(a)	develop and oversee the Corporation’s approach to corporate governance issues, principles, practices and disclosure, including managing its own processes to ensure the effectiveness of the Board, its committees and individual Directors;

(b)	establish appropriate procedures to evaluate Director independence standards, manage actual or potential conflicts of interest and ensure the Board functions independently of management;

(c)	develop and monitor policies governing the operation of subsidiaries through the exercise of the Corporation’s shareholder positions in such subsidiaries;

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(d)	develop and monitor compliance with the Code including the consideration of any waiver proposed to be granted to a Director or member of senior management of the Corporation from complying with the Code and approving or rejecting such waiver as it deems appropriate;

(e)	set expectations and responsibilities of Directors, including attendance at, preparation for, and participation in meetings, as set out at Section 6.0 hereof; and

(f)	oversee the succession planning, orientation and continuing education of members of the Board and its committees and evaluate and review the performance of the Board, its committees and its members to ensure that the Board and its committees are composed of competent members with an appropriate mix of skills and experiences to carry out their respective duties and responsibilities.

5.10	The Board shall establish, maintain and may, subject to applicable laws, delegate oversight over specific matters to the following standing committees (and such other special or ad hoc committees the Board may establish from time to time), each having a mandate that appropriately reflects all applicable laws and stock exchange requirements:

(a)	Audit Committee;

(b)	Governance and Sustainability Committee; and

(c)	Human Resources Committee,

provided, however, that no committee of the Board shall have the authority to make decisions which bind the Corporation, except to the extent that such authority has been specifically delegated to such committee by the Board.

5.11	The Board shall establish and maintain, in consultation with the Governance and Sustainability Committee, formal position descriptions for:

(a)	the Chair; and

(b)	the CEO.

5.12	The Board shall review any Shareholder proposal or meeting requisition received by the Corporation, including relating to the nomination of directors, and the Corporation’s response thereto.

6.0	Duties and responsibilities of directors

6.1	In exercising his or her powers and discharging his or her responsibilities to the Corporation, each Director has a statutory obligation to:

(a)	act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care).

6.2	Each Director must also comply with all policies of the Corporation applicable to members of the Board, including the Code, which is designed to promote honest, ethical and lawful conduct by all employees, officers and Directors of the Corporation.

6.3	Each Director shall devote the necessary time and attention to review and participate in the work of the Board in order for the Board to discharge its duties and responsibilities as set out in this Mandate and the Board Governance Guidelines.

6.4	Each Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors.

6.5	In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, each Director shall:

(a)	respond promptly to management requests in respect of availability for proposed meetings;

(b)	review thoroughly the material provided by management in connection with the meeting; and

(c)	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone, video-conference or other remote electronic facilities).

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6.6	Each Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

6.7	Each Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

7.0	Remuneration of directors

7.1	Directors shall receive such remuneration for their service as the Board may determine from time to time, having considered the recommendation of the Governance and Sustainability Committee.

7.2	No non-executive Director may earn fees from the Corporation or any of its subsidiaries other than director and committee fees (which fees may include a combination of cash, benefits, deferred share units and common shares or other equity securities of the Corporation). For greater certainty, no non-executive Director shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any of its subsidiaries.

8.0	Other

8.1	This Mandate shall be posted on the Corporation’s corporate website at www.fortisinc.com.

8.2	The Board shall periodically review its own effectiveness and performance in accordance with the process established by the Governance and Sustainability Committee.

8.3	The Board and each of its standing committees shall, in its discretion and in the circumstances that it considers appropriate, have authority to retain outside advisors or persons having special expertise at the expense of the Corporation.

8.4	The Board shall review and assess the adequacy of this Mandate periodically and shall make such changes to this Mandate as it considers necessary or appropriate having regard to the recommendation of the Governance and Sustainability Committee.

(Effective January 1, 2021)

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Appendix C

Fortis Inc. Third amended and restated 2012 employee share purchase plan

1.	Purpose

1.1	The purpose of the Plan is to provide eligible employees of the Corporation and its subsidiaries with an opportunity to purchase common shares of the Corporation, thereby encouraging share ownership and enhancing the Corporation’s ability to attract, retain and motivate such employees.

1.2	Participation in the Plan is entirely voluntary. No employee is obliged, as a term or condition of employment or otherwise, to participate in the Plan, and failure to participate shall not in any way affect employment.

2.	Definitions

2.1	For the purpose of this Plan, unless the context requires a different meaning, the following terms have the following meanings:

“1994 Plan” means the Employee Share Purchase Plan of the Corporation, dated November 29, 1994, as amended;

“2010 Plan” means the 2010 Employee Share Purchase Plan of the Corporation, dated June 1, 2010, as amended;

“Account” of a Participant means the account established and maintained by the Administrative Agent for such Participant in accordance with the Administrative Agreement;

“Administrative Agent” means Computershare Trust Company of Canada, an entity independent of the Corporation, or such other independent administrative agent or custodian appointed by the Corporation;

“Administrative Agreement” has the meaning set out in Section 17.1;

“Allowable Employee Contribution” has the meaning set out in Section 6.1;

“Base Pay” means an employee’s basic or regular annual compensation from the Participating Company, excluding overtime, shift premiums, incentive payments, commissions, bonuses and other non-basic compensation items;

“Board” means the board of directors of the Corporation;

“Broker” means such broker or brokers as may be designated from time to time by the Administrative Agent;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the Provinces of Ontario or Newfoundland and Labrador;

“Cancellation Notice” means a cancellation notice in the form prescribed by the Corporation and submitted by a Participant;

“Corporation” means Fortis Inc., and includes any successor corporation thereof;

“Elected Contribution Amount” has the meaning set out in Section 6.2;

“Election Agreement” means an agreement in the form prescribed by the Corporation and submitted by an Eligible Employee;

“Eligible Employee” has the meaning set out in Section 4.1;

“Eligible Loan Participant” means any Participant, other than a person who is not eligible to receive an Employee Loan from a Participating Company under applicable law, as determined from time to time by the Board. For avoidance of doubt, any person in respect of whom it is unlawful for the Corporation, directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan under section 13(k) under the U.S. Securities Exchange Act of 1934, as amended, shall not qualify as an Eligible Loan Participant;

“Employee Contribution” means the contributions made to the Plan by Participants, as provided for in Section 6.2;

“Employee Loan” means the loan made to an Eligible Loan Participant from a Participating Company for the purpose of making an Employee Contribution to the Plan as provided for in Subsection 6.2(b);

“Employer Contribution” has the meaning set out in Section 7.1;

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“Fair Market Value” at any date in respect of the Shares means the volume weighted average trading price of the Shares determined by dividing the total value of the Shares traded on the Toronto Stock Exchange during the last five trading days immediately preceding such date by the total volume of the Shares traded on the Toronto Stock Exchange during such five trading days (or, if such Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in their sole discretion;

“Insider” has the meaning set out in the TSX Company Manual;

“Investment Date” means each of the four quarterly Corporation dividend payment dates in a calendar year, on which date the Administrative Agent shall have invested all Employee Contributions and Employer Contributions received by the Administrative Agent since the immediately preceding Investment Date and such other date as may be specified by the Corporation, or such alternative regular dates as the Corporation may specify, upon not less than 90 days’ notice to the Administrative Agent, for the investment of Employee Contributions and Employer Contributions;

“Investment Period” means the period of time on and after an Investment Date and up to but excluding the immediately following Investment Date;

“Leave of Absence” means an unpaid period of absence formally granted in conformity with the rules of the Participating Company;

“Participant” means a person who is eligible to participate in the Plan and (i) has duly executed and submitted an Election Agreement in accordance with Section 5.1 and who has not cancelled or been deemed to have cancelled the Election Agreement, or (ii) is a participant in one or both of the 1994 Plan and the 2010 Plan (together, the “Predecessor Plans”) as of the date hereof, in which case such person shall be automatically designated as a Participant;

“Participating Company” means the Corporation, or the Subsidiary or affiliate of the Corporation employing the Participant;

“Payroll Office” means the Participating Company’s payroll office;

“Plan” means this 2012 Employee Share Purchase Plan, as amended and restated by this Third Amended and Restated 2012 Employee Share Purchase Plan, and as may be further amended from time to time;

“Proceeds of Sale” and similar phrases mean the net proceeds of sale after payment of applicable commissions and brokerage fees or other ancillary costs and expenses;

“Purchase Conditions” means, in respect of the authorization, issuance or sale of Shares from the Corporation to Participants under this Plan, the following:

(a)	the satisfaction of all requirements under applicable securities laws in respect thereof (including the U.S. Securities Act) and the obtaining of all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection therewith;

(b)	the admission of such Shares to listing on the TSX and/or any other stock exchange on which such Shares may then be listed; and

(c)	the Corporation’s receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction;

“Registration Statement” means an effective registration statement on Form S-8 (or any other applicable registration statement form) that is filed with the SEC under the U.S. Securities Act and covers the Shares to be offered and sold under the Plan from time to time;

“RRSP” means a registered retirement savings plan established under the Income Tax Act (Canada);

“SEC” means the U.S. Securities and Exchange Commission;

“Share Purchase Fund” has the meaning set out in Subsection 17.1(a);

“Shareholder” means a holder of Shares;

“Shares” means the common shares of the Corporation as currently constituted or any shares, securities or other property into which such shares are changed, reclassified, subdivided, consolidated or converted or which is substituted for such shares;

“Subsidiary” has the meaning given to that term in National Instrument 45-106;

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“Suspension Event” means any of the following events: (i) the issuance by the SEC or any other regulatory or governmental authority of any stop order suspending the effectiveness of the Registration Statement covering any of the Shares or the initiation or threatening of any legal proceeding for such purpose; (ii) the receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for issuance, offer or sale, or the initiation or threatening of any legal proceeding for such purpose; (iii) the occurrence of an event which the Board determines, in its sole discretion, makes the financial statements included in the Registration Statement ineligible for inclusion therein or makes any statement made in the Registration Statement or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or requires any revisions to the Registration Statement or such other document so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (iv) any pending corporate development with respect to the Corporation which the Board determines, in its sole discretion, may be material and that it is in the best interest of the Corporation to suspend the availability of the Registration Statement;

“TFSA” means a tax-free savings account established under the Income Tax Act (Canada);

“Treasury” means the treasury of the Corporation;

“TSX” means The Toronto Stock Exchange;

“U.S. Code” means the U.S. Internal Revenue Code of 1986, as amended;

“U.S. Code Section 409A” means Section 409A of the U.S. Code and the regulations and other guidance promulgated thereunder;

“U.S. Person” has the meaning ascribed to such term in Rule 902 of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended; and

“U.S. Taxpayer” means a Participant who is a citizen or resident of the United States for the purposes of the U.S. Code, or whose participation in the Plan is subject, or would be subject, absent an exemption, to U.S. Code Section 409A.

3.	Construction

3.1	In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

(b)	the terms “this Plan”, “herein”, “hereby”, “hereof” and “hereunder” and similar expressions refer to this Plan and not to any particular article, section or other portion hereof;

(c)	references to Articles and Sections are to the specified articles and sections of this Plan;

(d)	words importing the singular include the plural and vice versa and words importing any gender shall include the masculine, feminine and neutral genders;

(e)	the words “includes” and “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)	whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board;

(g)	unless otherwise specified, all references to money amounts are to Canadian currency;

(h)	whenever an Investment Date, or any other day specified for action in accordance with this Plan is not a Business Day, then such event shall be deemed to occur on the next following Business Day; and

(i)	for purposes of Subsection 6.2(b) and Section 14.1, the date of occurrence of the termination of a Participant’s employment by a Participating Company is the date that the Participant actually ceases to perform services for the Participating Company, without regard to whether (i) the Participant continues thereafter to receive any payment from the Participating Company in respect of such termination, including without limitation any continuation of salary or other compensation in lieu of notice of such termination, or (ii) such Participant claims or is found to be entitled at law to greater notice of such termination or greater compensation in lieu thereof than has been received by such Participant.

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4.	Eligibility

4.1	All full-time or part-time employees (i) who are not employed on a probationary, temporary, or seasonal basis with a Participating Company, and (ii) if not resident in Canada, who have received written notice from the Corporation confirming that their participation in the Plan is in compliance with applicable securities and other laws, shall be eligible to participate in the Plan (each an “Eligible Employee”). These conditions may be amended or waived in appropriate circumstances at the discretion of the Board.

4.2	Retirees who are not U.S. Persons are eligible to continue participation in the Plan in accordance with the provisions of Sections 14.2 and 14.3. Retirees who are U.S. Persons are not eligible to continue to participate in the Plan, as provided in Section 14.2.

5.	Application for Participation

5.1	An Eligible Employee who wishes to apply for participation in the Plan may do so by submitting an Election Agreement to the Payroll Office. An Election Agreement so submitted shall become effective commencing no later than the second pay period after it is received and will continue to be effective until cancelled or deemed to be cancelled in accordance with the provisions of the Plan. Eligible Employees who are Participants as a result of being participants in the Predecessor Plans as of the date of this Plan shall not be required to submit an Election Agreement and shall be automatically enrolled as Participants in the Plan on terms substantially similar to their participation in the Predecessor Plans.

6.	Employee Contributions

6.1	In any Investment Period, Participants may elect to contribute to the Plan an amount not less than 1% nor more than 10% of the Participant’s Base Pay. A Participant’s aggregate Employee Contribution in any calendar year (inclusive of contributions to alternative account structures described in Section 15.1) may not exceed 10% of the Participant’s Base Pay (the “Allowable Employee Contribution”).

6.2	Participants may designate the amount of their Employee Contribution for each Investment Period (“Elected Contribution Amount”) and method of making an Employee Contribution by selecting one or more of the contribution methods set out in an Election Agreement and described below, or such alternative contribution methods as may be authorized by the Board from time to time, provided, however, that the method of making an Employee Contribution by requesting an Employee Loan, as set forth in Section 6.2(b) below, shall be available only to Eligible Loan Participants, and Participants who do not qualify as Eligible Loan Participants may make Employee Contributions only by way of lump sum contributions described in Section 6.2(a) below:

(a)	Lump Sum Contribution:

Participants may make Employee Contributions by way of lump sum contributions to the Plan by submitting an Election Agreement together with a cheque or authorization for direct deposit in the amount of the lump sum contribution to the Payroll Office prior to the date prescribed by the Participating Company. Employee Contributions by way of lump sum payments may not be made more than once per Investment Period; or

(b)	Employee Loan:

Eligible Loan Participants may make Employee Contributions by submitting an Election Agreement to the Payroll Office, prior to the date prescribed by the Participating Company, requesting an Employee Loan from the applicable Participating Company and directing the Participating Company to pay such amount to the Administrative Agent. The Participating Company shall loan the Eligible Loan Participant such amount for the sole purpose of making Employee Contributions to the Plan by delivering to the Administrative Agent payment in the amount of the Employee Loan requested by the Eligible Loan Participant. The Eligible Loan Participant shall repay the Employee Loan, without interest, over a term not exceeding fifty-two (52) weeks immediately following the date on which payment of the Employee Loan is made to the Administrative Agent. For as long as all or any part of the Employee Loan is outstanding, the Participating Company shall deduct from the Eligible Loan Participant’s Base Pay, commencing with the first pay cheque following payment, an amount sufficient to repay the Employee Loan through a series of equal deductions over the term of the loan. The full amount of the Employee Loan will become due and payable immediately upon the earlier of (i) the termination of the Eligible Loan Participant’s employment and (ii) date on which the recipient of such Employee Loan ceases to qualify as an Eligible Loan Participant. Any Shares acquired with a loan will be pledged to the Participating Company and will be restricted from sale or disposal (including the release of such Shares to the Participant following cancellation of his or her participation in the Plan pursuant to Article 12) until such time as the loan in respect thereof has been fully repaid.

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6.3	A Participant may change his or her Elected Contribution Amount (within the limits provided in Section 6.1) and, if such Participant is an Eligible Loan Participant, the contribution method, by submitting a new Election Agreement to the Payroll Office in the form prescribed by the Corporation. The new Election Agreement shall replace and supersede any previous Election Agreement submitted under this Plan or the Predecessor Plans. An election shall become effective upon receipt and processing of the Election Agreement by the Payroll Office.

7.	Employer Contributions

7.1	The Participating Company shall pay to the Administrative Agent on behalf of and for the benefit of each Participant as additional salary, an amount equal to 10% of the Participant’s Employee Contributions contributed to the Plan pursuant to Section 6.2 hereof, provided that the maximum amount of additional salary payable to a Participant by a Participating Company in any calendar year shall be limited to 1% of the Participant’s Base Pay (an “Employer Contribution”). Such payment is conditional on the Participant providing the Participating Company with an irrevocable direction, made by completing and submitting the Election Agreement, to pay such amount to the Administrative Agent without withholding tax from such amount. Tax withheld in respect of Employer Contributions will be made from other income payable to the Participant by the Participating Company.

7.2	The Participating Company shall also contribute an amount equal to 10% of any dividends payable by the Corporation on all Shares credited to a Participant’s Account and such contributions in respect of dividends shall also be considered an Employer Contribution.

8.	Purchases of Shares

8.1	Employee Contributions and Employer Contributions shall be remitted to the Administrative Agent as soon as may be required by the Administrative Agent prior to an Investment Date. All Employee Contributions and Employer Contributions shall be held by the Administrative Agent pending purchases of Shares pursuant to this Article 8.

8.2	All funds remitted to the Administrative Agent, including Employee Contributions and Employer Contributions, from time to time available for investment shall be used by the Administrative Agent to purchase Shares in accordance with this Article 8. Provided that the Purchase Conditions have been satisfied, Shares to be allocated to Participants on an Investment Date shall be purchased by the Administrative Agent on the Investment Date immediately following the Investment Period in which Employee Contributions were received.

8.3	Subject to Section 19.1, Shares to be purchased by the Administrative Agent shall be acquired in the following manner: (i) issuance from Treasury; (ii) purchases on the open market; or (iii) both (i) and (ii), in each case as may be determined by the Corporation. The Corporation shall advise the Administrative Agent on a date no later than 15 Business Days prior to the Investment Date as to the manner of such acquisition and, if from both Treasury and on the open market, the relative allocation of such acquisition.

8.4	Shares purchased by the Administrative Agent from Treasury shall be purchased at the Fair Market Value on the date of purchase. Shares purchased on the open market shall be made through the facilities of the TSX and/or such other stock exchange as the Shares may from time to time be listed and posted for trading.

8.5	The Corporation will pay the fees and expenses set out in the Administrative Agreement, and all brokerage fees and all other ancillary expenses relating to the purchase of Shares on the open market under the Plan.

8.6	All Shares purchased by the Administrative Agent under the Plan shall be held by the Administrative Agent on behalf of the Participants pending distribution to the Participants. Until Shares held by the Administrative Agent are distributed to the Participants, all cash dividends and all distributions of property, warrants, options or rights in respect of such Shares shall be received by the Administrative Agent as registered holder of the Shares and held by the Administrative Agent. The Administrative Agent shall use all such cash dividends and the Proceeds of Sale of any such distributions of property or rights towards the purchase of Shares under this Article 8.

8.7	Notwithstanding any other provision contained in the Plan, no Shares shall be purchased under the Plan on behalf of a Participant if, together with any other security based compensation arrangement established or maintained by the Corporation, such purchase could result, at any time, in:

(a)	the number of Shares issuable to Insiders, at any time, exceeding 10% of the issued and outstanding Shares; or

(b)	the number of Shares issued to Insiders, within any one-year period, exceeding 10% of the issued and outstanding Shares.

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For the purpose of this Section 8.7, “issued and outstanding Shares” is determined on the basis of the number of Shares that are outstanding immediately prior to the purchase of Shares.

9.	Number of Shares Reserved

9.1	The maximum number of Shares which may be reserved for issuance from Treasury under the Plan shall be 7,044,664 Shares, which number may only be increased with the approval of the Shareholders. As of the effective date of this Third Amended and Restated 2012 Employee Share Purchase Plan, 3,000,000 Shares will be available for issuance from Treasury under the Plan.

10.	Allocation of Shares to Participants’ Accounts

10.1	Shares held from time to time by the Administrative Agent shall be allocated as at the end of each Investment Period among all the Participants’ Accounts on a pro rata basis. The number of Shares allocated to a Participant’s Account shall be equal to the number obtained by dividing the sum of the following by the average cost per Share of the Shares purchased in such Investment Period:

(a)	the Participant’s Employee Contribution in such Investment Period;

(b)	the Participant’s Employer Contribution in such Investment Period;

(c)	the Participant’s pro rata share of all cash dividends received by the Administrative Agent in such Investment Period in respect of Shares held by the Administrative Agent; and

(d)	the Participant’s pro rata share of all Proceeds of Sale received by the Administrative Agent in such Investment Period for any property, warrants, options or rights distributed to the Administrative Agent in respect of Shares held by the Administrative Agent.

10.2	The average cost per Share of the Shares purchased during an Investment Period shall be determined by the Administrative Agent by dividing the total number of Shares purchased in such Investment Period into the total cost (excluding brokerage fees and other ancillary expenses paid by the Corporation) of such Shares, as determined by the Administrative Agent after making any currency conversion adjustments deemed appropriate by the Administrative Agent.

10.3	For the purposes of Subsections 10.1(c) and 10.1(d), a Participant’s pro rata share of any dividends or Proceeds of Sale of distributions shall be determined by dividing the number of Shares allocated to such Participant’s Account as at the record date for the dividend or distribution by the total number of Shares allocated to all Participants’ Accounts as at the record date for the dividend or distribution.

11.	Statement of Account

11.1	A statement of account shall be issued by the Administrative Agent to each Participant as soon as is practical following the end of each Investment Period. The statement of account shall indicate for the relevant Investment Period the number of Shares allocated to the Participant’s Account (including all whole and fractional shares), the number of Shares withdrawn from the Account, the Participant’s pro rata share of all cash dividends received by the Administrative Agent in respect of the Shares held by the Administrative Agent and the amount of any lump sum Employee Contributions received by the Administrative Agent.

12.	Cancellation by a Participant

12.1	A Participant may cancel his or her participation in the Plan at any time by submitting a Cancellation Notice to the Payroll Office. Cancellation shall become effective upon receipt of the Cancellation Notice by the Administrative Agent.

12.2	Provided that no Employee Loan is outstanding, the Participant shall receive the whole Shares in the Participant’s Account, net of any applicable withholding taxes, as of the effective date of cancellation. Payment shall be made in cash for any fraction of a Share to which the Participant is entitled. For the purposes of determining the amount of any such cash payment, Shares shall be valued using the average cost of the Shares which were allocated in the Investment Period in which the effective date of cancellation occurs.

12.3	Delivery of a share certificate or other evidence of share ownership representing the whole Shares to which the cancelling Participant is entitled, and of the cash payment, if any, shall be made to the Participant at the end of the Investment Period following the Investment Period in which the cancellation becomes effective. Unless otherwise instructed by the Participant, such share certificate or other evidence of share ownership shall be registered in the Participant’s name and delivered to the Participant at the address indicated in his or her Election Agreement or, in the case of participants in the Predecessor Plans automatically enrolled in the Plan, as indicated by the records of the Administrative Agent.

126	FORTIS INC.

13.	Leave of Absence

13.1	While a Participant is on Leave of Absence, the Participant’s enrolment in the Plan shall be suspended until the Participant’s return. A Participant on Leave of Absence shall not be permitted to remit payments for the purchase of Shares under this Plan unless so authorized by the Board and, in the case of an Eligible Loan Participant, will be required to make arrangements satisfactory to the Payroll Office in respect of any outstanding Employee Loan.

13.2	When continued participation in the Plan is authorized by the Board for a Participant on a Leave of Absence, an advance payment of the amount required to cover the period of unpaid absence shall be made by cheque or authorization for direct deposit payable to the Participating Company. The amount of prepayment shall be the amount that the Participant would otherwise be entitled to contribute during the Leave of Absence if he or she had not taken a Leave of Absence, provided that the Participant shall not be entitled to change such amount pursuant to Section 6.3 unless authorized by the Board. A Participant on a Leave of Absence who has been authorized by the Board to make prepayments for the purchase of Shares under the Plan may make the required prepayment in instalments by the use of two or more cheques. All but the first cheque may be post-dated so that payments for the period covered by each cheque will be made in advance.

14.	Retirement - Termination - Death

14.1	When a Participant (i) retires, (ii) terminates, or (iii) dies, the Participant, or in the case of death, the Participant’s estate, shall be entitled to receive the whole Shares in the Participant’s Account, net of any applicable withholding taxes, by delivery of a share certificate or other evidence of share ownership to the Participant or the Participant’s estate, as well as a cash payment for the value of any fraction of a Share in the Participant’s Account. Alternatively, the Participant or the Participant’s estate may direct the Administrative Agent to sell the whole Shares in the Participant’s Account and remit the proceeds of such sale, net of any applicable fees, expenses and withholding taxes, to an external account. The determination of the number of Shares for the purpose of distribution or sale shall be made as of the end of the Investment Period in which the event referred to in item (i), (ii) or (iii) occurs.

14.2	Upon retirement, a Participant who is not a U.S. Person may elect to continue participation in the Plan, provided that a retiree’s participation shall be limited to the reinvestment of dividends by the Administrative Agent in respect of Shares held by the Administrative Agent on behalf of the Participant as provided pursuant to Section 10.1 hereof. Upon termination or death, the Participant shall be deemed to have cancelled the Election Agreement and withdrawn from the Plan on the last day of the Investment Period in which such event occurs and the Participant shall cease to receive any Employer Contribution from a Participating Company. Upon the retirement from employment of a Participant who is a U.S. Person, such Participant shall be deemed to have cancelled the Election Agreement and withdrawn from the Plan as of the last day of the Investment Period that ended immediately prior to the date on which such retirement occurred, and the Participant shall be deemed not to have participated in the Plan during the Investment Period in which such retirement occurred.

14.3	A notice electing (i) to continue limited participation in the Plan (in the case of retirement), (ii) to transfer the whole Shares in the Participant’s Account to an external account provided in such notice, or (iii) to sell the whole Shares in the Participant’s Account and transfer the net proceeds to an external account provided in such notice, must be submitted in the form prescribed by the Corporation to the Payroll Office within 90 days of the Participant’s retirement, termination or death. If no notice is filed within 90 days following such an event, the Participant or the Participant’s estate shall be deemed to have elected to have the Participant’s Shares transferred to the name of the Participant or the Participant’s estate, as applicable and in the case of any Participant Shares held in any alternative account structure as may be permitted under Section 15.1, the Participant shall be deemed to have elected to terminate such alternative structures and liquidate or transfer any such alternative structures in accordance with the terms thereof.

15.	Alternative Account Structures

15.1	The Corporation may offer alternative account structures for investment of Employee Contributions and Employer Contributions on behalf of the Participant in RRSP, TFSA or other similar arrangements made available in Canada, provided that the aggregate annual Employee Contribution to all account structures utilized by the Participant does not exceed the Allowable Employee Contribution and upon such other terms and conditions applicable to such alternative account structures as may be prescribed by the Corporation and the Administrative Agent.

2022 MANAGEMENT INFORMATION CIRCULAR	127

16.	Termination for Inactivity

16.1	Where a Participant has not made a contribution in the previous twenty-four (24) months, the Corporation may direct the Administrative Agent to terminate that Participant’s participation in the Plan.

17.	Administrative Agent

17.1	The Corporation shall enter into an agreement (the “Administrative Agreement”) with the Administrative Agent. The Corporation will not, directly or indirectly, control the time, price, amount or manner of Share purchases or the choice of Broker through which Share purchases are made. The Administrative Agreement shall provide, among other things, that:

(a)	all cash, Shares, dividends or property received by the Administrative Agent under the Plan or in respect of Shares held by the Administrative Agent shall be held by the Administrative Agent as nominee (the “Share Purchase Fund”) and no part of the Share Purchase Fund shall be used for or diverted to purposes other than for the exclusive benefit of Participants, subject to a charge in favour of the Administrative Agent in respect of compensation payable to the Administrative Agent for the performance of its duties under the Administrative Agreement;

(b)	the Administrative Agent shall establish and maintain an Account for each Participant as contemplated by the Plan;

(c)	all funds in the Administrative Agent from time to time and available for investment shall be used by the Administrative Agent to purchase Shares in accordance with Article 8;

(d)	the Administrative Agent or any person authorized to purchase Shares under the Plan may temporarily hold in cash or invest Administrative Agent monies in short-term government obligations or investments with a
Schedule I Canadian chartered bank with an original maturity of not greater than one year pending investment of such funds in Shares;

(e)	all Shares held by the Administrative Agent shall be registered in the name of the Administrative Agent or its nominee. Until Shares held by the Administrative Agent are distributed, the Administrative Agent shall have all voting and corporate rights in respect of such Shares. The Administrative Agent shall vote, directly or by proxy, the Shares registered in its name in such manner as each Participant shall have previously directed in writing, and in default of any such direction the Administrative Agent shall refrain from voting, directly or by proxy. The Administrative Agent may and will, if so required by any Participant, execute all proxies necessary or proper to enable the employee to attend and vote the Shares held by the Administrative Agent on his or her behalf at any such meeting in place of the Administrative Agent;

(f)	all non-cash dividends or distributions of property or rights, other than stock dividends, received by the Administrative Agent in respect of the Shares shall to the extent possible be sold by the Administrative Agent in the open market or by private sale and the Proceeds of Sale used to purchase Shares under Article 8; and

(g)	the Administrative Agent shall prepare and file appropriate tax information for the Share Purchase Fund in respect of each year.

18.	Rights Not Transferable

18.1	Except insofar as applicable law may otherwise require, no right or interest of any Participant under the Plan shall be assignable or transferable in whole or in part either directly or otherwise. Except insofar as applicable law may otherwise require, no right or interest of any Participant under the Plan shall be liable for or subject to any obligation or liability of such Participant.

18.2	If a Participant is transferred in an employer-supported transfer from one Participating Company to another Participating Company, his or her Election Agreement shall remain in full force and effect with the other Participating Company.

19.	Amendment of the Plan

19.1	The Board may, insofar as permitted by law and subject to any required approval of the TSX, any other stock exchange or other authority, amend, modify, revise or otherwise change the terms of the Plan, in whole or in part, provided that no amendment or revision may use or divert any part of the Share Purchase Fund for purposes other than for the exclusive benefit of Participants. The Board may suspend, discontinue or terminate this Plan at any time. Notwithstanding anything to the contrary in the Plan, in the event that a Suspension Event has occurred and is continuing, the Plan shall be suspended until such time as the Board determines that (i) such Suspension Event has been cured and is no longer outstanding and
(ii) Shares can be issued, offered and sold under the Plan pursuant to a Registration Statement.

128	FORTIS INC.

19.2	For greater certainty and without limiting any of this Article 19, Shareholder approval shall not be required for the following amendments, subject to any regulatory approvals including, where required, the approval of the TSX and any other stock exchange on which the Shares are then listed or quoted for trading:

(a)	amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

(b)	amendments necessary to comply with the provisions of applicable law including, without limitation, the rules, regulations, and policies of the TSX;

(c)	amendments to the definition of Eligible Employee other than an amendment which would have the potential of broadening or increasing Insider participation;

(d)	amendments respecting administration of the Plan, including but not limited to changing the process by which an Eligible Employee may participate in the Plan, such as changing the Investment Dates, changing the manner in which Employee Contributions may be made, changing the form of Election Agreement and changing the place where such payments and notices must be delivered;

(e)	amendments to the Allowable Employee Contribution established in Section 6.1, provided that the Allowable Employee Contribution may not exceed 25% of a Participant’s Base Pay;

(f)	amendments to the definition of Employer Contribution that would adjust the financial assistance provided to Participants, provided that such financial assistance is not greater than 25% of the Participant’s Employee Contributions;

(g)	amendments necessary to introduce vesting or retention periods in respect of Shares purchased under the Plan; and

(h)	amendments necessary to suspend or terminate the Plan.

19.3	Any such amendment shall be effective at such date as the Board may determine, except that no such amendment, other than one of a minor nature, may apply to any period prior to the announcement of the amendment unless, in the opinion of the Board, such amendment is necessary or advisable in order to comply with the provisions of applicable legislation (including any regulations or rulings thereunder) or would not adversely affect the rights of Participants in respect of the Plan. Notice of any amendment of the Plan shall be given promptly to the Administrative Agent and to Participating Companies and, except for changes of a minor nature which do not adversely affect their interests, shall also be given to all Participants. Notwithstanding Section 19.2, Shareholder approval shall be required for:

(a)	any amendment to increase the maximum number of Shares reserved for issuance from Treasury under the Plan;

(b)	any amendment to the definition of Eligible Employee as set out in Section 4.1 so as to potentially broaden or increase Insider participation;

(c)	any amendment that would increase the Allowable Employee Contribution established in Section 6.1 to an amount greater than 25% of a Participant’s Base Pay;

(d)	any amendment that would provide for any additional form of financial assistance to Participants;

(e)	any amendment to the definition of Employer Contribution that would provide financial assistance to Participants that is greater than 25% of the Participant’s Employee Contributions;

(f)	any amendment to remove, exceed or increase the limits on Insider participation in the Plan established by Section 8.7, and

(g)	any amendment to the provisions of this Article 19 which is not an amendment within the nature of Subsections 19.2(a) or 19(b).

19.4	The Shareholders’ approval of an amendment, if required pursuant to Section 19.3, shall be given by the approval of a majority of the Shareholders present in person or by proxy and entitled to vote at a duly called meeting of the Shareholders and shall, if and only to the extent required under applicable securities laws and regulatory requirements, exclude the votes cast by Insiders of the Corporation.

2022 MANAGEMENT INFORMATION CIRCULAR	129

20.	Termination of Plan

20.1	The Corporation may at any time terminate the operation of the Plan by resolution of the Board. Prior to any such termination, each Participant and each Participating Company shall be given at least 30 days’ notice in writing.

20.2	In the event of the termination of the Plan, each Participant shall receive the whole Shares allocated to his or her Account and payment in cash for any balance of fractional Shares. For the purposes of making such cash payment, the Administrative Agent shall sell the fractional Shares of the Participants in the open market or by private sale and the proceeds of any such sale shall be divided among the Participants in proportion to the number of fractional Shares held by such Participants.

21.	Communications with Participants

21.1	All notices, statements of account, share certificates or other evidence of share ownership and other documents to be delivered to a Participant shall be deemed duly given when mailed to the Participant’s address indicated in his or her Election Agreement or, in the case of participants in the Predecessor Plans automatically enrolled in the Plan, as indicated by the records of the Administrative Agent. Participants must notify the Payroll Office promptly in writing of any change of address.

21.2	Notices to the Administrative Agent shall be sent to: Fortis Inc. – Third Amended and Restated 2012 Employee Share Purchase Plan

c/o Computershare Trust Company of Canada

1500 University Avenue, 7th Floor

Montreal, QC H3A 3S8

Telephone:	1-866-586-7638

22.	Administrative and Interpretation of the Plan

22.1	The Plan shall be administered by the Board. The Board may from time to time adopt such policies, guidelines, rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation and may, subject to applicable law, delegate any of its powers in that capacity to a committee of the Board or an officer or officers of the Corporation.

22.2	Determinations of the Board (or a duly appointed committee or individual thereof) as to any questions which may arise with respect to the interpretation of the provisions of the Plan shall be final and binding on all Participants.

22.3	In any case where the strict application of any provision of the Plan may cause hardship to a Participant, the Board (or a duly appointed committee or individual thereof) may in its sole discretion waive or partially waive such strict application, on such terms as it deems appropriate, provided that such a waiver shall not constitute a general waiver of such provision.

22.4	The Participating Companies shall not be liable under the Plan, except in the case of willful misconduct, for any act or for any omission to act including, any claims of liability with respect to the price at which Shares are acquired for the Participant’s Account.

22.5	Neither the Corporation, Participating Companies nor the Administrative Agent shall be liable to any Participant for any loss resulting from a decline in the market value of any Shares purchased by a Participant pursuant to the Plan; any change in market price of the Shares between the time of an Employee Contribution or an Employer Contribution and the time a purchase of Shares using such Contributions takes place; and any change in the market price of the Shares between the time any dividends are paid in respect of the Shares and the time a purchase of Shares using such dividends takes place.

23.	Governing Law

23.1	This Plan will be governed and construed in accordance with the laws of the Province of Newfoundland & Labrador and the laws of Canada applicable therein.

24.	Effective Date

24.1	The Plan is effective as of May 4, 2012. The first Investment Date under this Plan is June 1, 2012.

24.2	This Third Amended and Restated 2012 Employee Share Purchase Plan shall become effective on the date of approval thereof by the shareholders of the Corporation.

130	FORTIS INC.

25.	Special Provisions for U.S. Citizens and Residents

25.1	Notwithstanding any provision of the Plan to the contrary, including, without limitation, Articles 12 and 14, if a U.S. Taxpayer cancels his or her participation in the Plan or a U.S. Taxpayer's employment terminates, and if distribution of part or all of such U.S. Taxpayer's Account is deferred until a later date, any cash or Shares credited to such Account will in all cases be distributed by March 15 of the year following the year in which such cancellation or termination of employment occurs.

25.2	Participation in the Plan is intended to be exempt from Section 409A of the U.S. Code. Notwithstanding the foregoing, neither the Corporation nor the Board, any Participating Company or any officer, director, employee, agent or representative of the foregoing shall be liable to any Participant or his or her estate, heirs or beneficiaries for any taxes relating in any way to the Shares or the Participant's Account, including, without limitation, as a result of the application of Section 409A of the U.S. Code to such Shares or Account. Each U.S. Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under U.S. Code Section 409A), and neither the Corporation nor any Participating Company or any other subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Taxpayer harmless from any or all of such taxes or penalties.

25.3	Each U.S. Taxpayer shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan (excluding any Employer Contribution as provided in Section 7.1), or from any other compensation or amounts owing to the U.S. Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding and taxes.

2022 MANAGEMENT INFORMATION CIRCULAR	131

Questions? Need Help Voting? Please contact our Proxy Solicitation Agent, Kingsdale Advisors

LUMI

USER GUIDE – VIRTUAL MEETING – HYBRID

PLEASE READ CAREFULLY

To start

This year, the meeting will take place in-person and virtually. You will be able to participate in-person or online using your smartphone, tablet or computer.

Both online and in-person, you will be able to ask the Board questions and submit your votes in real time. A live webcast of the meeting will be provided for those joining virtually.

You may also provide voting instructions before the meeting by completing the Form of Proxy or Voting Information Form that has been provided to you.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote or ask questions during the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting in order to appoint and register yourself as proxy otherwise you will be required to login as a guest.

To participate in-person

On arrival at the meeting, all shareholders and appointees entitled to vote will be required to register. If you have already voted by proxy, you will still be able to vote at the meeting, and your vote on the day of the meeting will replace your vote by proxy.

To participate online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the following address:

Meeting Access

web.lumiagm.com/404629410

You will need the following information to login:

Meeting ID	Password
404-629-410	Fortis2022

Registered Shareholders

The control number listed on your form of proxy.

Appointed Proxy

The control number or username provided by the transfer agent.

Caution

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting to, or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Registered Shareholders and Appointed Proxy

Select "I have a login".

Guests

Select "I am a guest" and fill in the form.

LUMI
I have a login
I am a guest

Registered Shareholders

Enter the control number listed on your form of proxy and the password above.

Appointed Proxy

Enter the control number or username provided by the transfer agent and the password above.

LUMI
Username
Password
LOGIN

HOME
MESSAGING
LUMI agm
PARTICIPATING IN THE MEETING
VOTING
QUESTIONS
BROADCAST

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To watch the meeting, click on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.

Broadcast

Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen.

You can change your votes until the end the voting period by simply selecting another choice.

VOTING
DOCUMENTS
Poll Open
Resolution 1
For
Against
Withhold
CANCEL
Resolution 2
For
BROADCAST

You will continue to hear the meeting proceedings. To return to the broadcast tab click on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair of the meeting.

482-668-917
HOME
MESSAGING
Messaging
M. Smith
BROADCAST

www.lumiglobal.com

LUMI

Fortis Place

Suite 1100, 5 Springdale Street

PO Box 8837

St. John’s, NL

A1B 3T2

Canada

T: 709.737.2800

F: 709.737.5307

www.fortisinc.com